As filed with the Securities and Exchange
Commission on April 17, 2003

Registration No. 333-69431

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
**FORM N-6**

| | |
|---|---|
| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 | [X] |
|     Pre-Effective Amendment No. _____ | [ ] |
|     Post-Effective Amendment No. 5 | [X] |
| | |
| AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 | [X] |

*(Check appropriate box or boxes.)*

Select★Life Variable Account
*(Exact Name of Registrant)*

ReliaStar Life Insurance Company
*(Name of Depositor)*

20 Washington Avenue So.
Minneapolis, MN 55401
*(Address of Depositor's Principal Executive Offices) (Zip Code)*

(612) 372-5507
*(Depositor's Telephone Number, including Area Code)*

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
*(Name and Address of Agent for Service)*

Kimberly J. Smith, Chief Counsel

ING Americas (U.S. Legal Services)

1475 Dunwoody Drive, West Chester, Pennsylvania 19380

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):

    [ ]        immediately upon filing pursuant to paragraph (b) of Rule 485
    [X]       on May 1, 2003 pursuant to paragraph (b) of Rule 485
    [ ]        60 days after filing pursuant to paragraph (a)(1)
    [ ]        on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

    [ ]        This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

**PART A**
**INFORMATION REQUIRED IN A PROSPECTUS**

# FLEXDESIGN® VUL
## A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
### ReliaStar Life Insurance Company and its Select★Life Variable Account

**The Policy**
- Is issued by ReliaStar Life Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

**Premium Payments**
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

**The Policy Value**
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the sub-accounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

**Death Benefit Proceeds**
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;
  - ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor described in Appendix A; or
  - ▷ Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

**The Fund Families**
61 funds from the following fund families are available through the policy.
- AIM Variable Insurance Funds
- Alger American Funds
- American Funds Insurance Series
- Fidelity® Variable Insurance Products Funds
- ING Income Shares
- ING Investors Trust
- ING Partners, Inc.
- ING Variable Portfolios, Inc.
- ING Variable Products (VP) Trust
- Janus Aspen Series
- Neuberger Berman Advisers Management Trust
- PIMCO Advisors VIT
- Pioneer Variable Contracts Trust
- Putnam Variable Trust

**This prospectus describes what you should know before purchasing the FlexDesign® variable universal life insurance policy. Please read it carefully and keep it for future reference. A prospectus for each of the funds available through the policy must accompany and should be read together with this prospectus.**

**Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.**

**The policy described in this prospectus is NOT a bank deposit or obligation, insured by the FDIC or backed by any bank or government agency.**

**The date of this prospectus is May 1, 2003.**

# TABLE OF CONTENTS

# TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"ReliaStar," "we," "us," "our" and the "company" refer to ReliaStar Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

**State Variations** - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

**You may contact us about the policy at our:**    **Customer Service Center**
    **P.O. Box 5011**
    **2001 21st Avenue, N.W.**
    **Minot, North Dakota 58703**
    **1-877-253-5050**
    **www.servicecenter@reliastar.com**

# POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

## *The Policy's Features and Benefits*

| | |
|---|---|
| **Premium Payments**<br><br>**See Premium Payments, page 17.** | • You choose when to pay and how much to pay.<br>• You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse.<br>• We may refuse to accept any premium less than $25.<br>• You cannot pay additional premiums after age 100.<br>• We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.<br>• We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions. |
| **Free Look Period**<br><br>**See Free Look Period, page 18.** | • During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.<br>• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.<br>• During the free look period, your net premium will be allocated to the sub-account which invests in the Fidelity® VIP Money Market Portfolio.<br>• Generally, there are two types of free look refunds:<br>  ▷ Some states require a return of all premium we have received; and<br>  ▷ Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount allocated to the money market sub-account.<br>• The length of the free look period and the free look refund that applies in your state will be stated in your policy. |
| **Death Benefits**<br><br>**See *Death Benefits*, page 23.** | • Death benefits are paid if your policy is in force when the insured person dies.<br>• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.<br>• You may choose between one of three death benefit options:<br>  ▷ Option 1 - the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor described in Appendix A;<br>  ▷ Option 2 - the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor described in Appendix A; or<br>  ▷ Option 3 - the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor described in Appendix A.<br>• After age 100, the base death benefit under all options will be the policy value.<br>• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding policy loans, accrued loan interest and unpaid fees and charges.<br>• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. |

| | |
|---|---|
| **Death Benefit Guarantees**<br><br>**See Death Benefit Guarantees, page 28.** | • Generally, your policy will not lapse as long as your policy value minus any surrender charge, loan account value and unpaid fees and charges (the "surrender value") is enough to cover the periodic fees and charges, when due.<br>• However, the policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges, when due:<br> ▷ The basic death benefit guarantee is standard on every policy. Your policy will specify the guarantee period. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. There is no charge for this guarantee;<br> ▷ The supplemental death benefit guarantee is standard on every policy. Under this guarantee your policy will not lapse during the supplemental death benefit guarantee period if on each monthly processing date since the policy date, your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70% of the sum of minimum premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee; and<br> ▷ The extended death benefit guarantee is an optional benefit that may be selected only when you apply for the policy. Under this guarantee your policy will not lapse provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. There is no charge for this guarantee. |
| **Temporary Insurance**<br><br>**See Temporary Insurance, page 18.** | • If you apply and qualify, we may issue temporary insurance equal to the amount of insurance for which you applied.<br>• The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us.<br>• Temporary insurance may not be available in all states. |
| **Rider Benefits**<br><br>**See *Additional Insurance Benefits*, page 29.** | • Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:<br> ▷ Optional rider benefits that you must select before they are effective; and<br> ▷ Rider benefits that automatically come with your policy.<br>• In many cases, we deduct an additional monthly charge for these benefits.<br>• Not all riders may be available under your policy. |
| **Investment Options**<br><br>**See *The Investment Options*, page 13.** | • You may allocate your net premiums to the Select★Life Variable Account (the "variable account") and our fixed account.<br>• The variable account is one of our separate accounts and consists of sub-accounts which invest in corresponding funds. When you allocate premiums to a sub-account, we invest any net premiums in shares of the corresponding fund.<br>• Your variable account value will vary with the investment performance of the funds and the charges we deduct from your variable account value.<br>• The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.<br>• We credit interest of at least 3.00% per year on amounts allocated to the fixed account.<br>• We may, in our sole discretion, credit interest in excess of 3.00%. |
| **Transfers**<br><br>**See Transfers, page 37.** | • You currently may make an unlimited number of transfers between the sub-accounts and to the fixed account each policy year. We reserve the right, however, to limit you to 12 transfers each policy year, and transfers are subject to any other limits, conditions and restrictions that we or the funds whose shares are involved may impose.<br>• There are certain restrictions on transfers from the fixed account.<br>• We currently do not charge for transfers. We reserve the right, however, to charge up to $25 for each transfer. |

| **Asset Allocation Services** | • Dollar cost averaging is a systematic program of transferring policy values to selected investment options. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. |
|---|---|
| See Dollar Cost Averaging, page 38. | • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. |
| See Automatic Rebalancing, page 39. | • Dent asset allocation is a service through which your variable account value is allocated, and regularly reallocated, between eight available sub-accounts of the variable account based on your designated investment strategy and the asset allocation directions of HS Dent Investment Management, L.L.C. ("Dent"). |
| See Dent Asset Allocation, page 39. | • There is currently no charge to participate in the dollar cost averaging or automatic rebalancing programs, although we reserve the right to assess a charge in the future. |
| | • There is no separate charge for the Dent asset allocation service, but the funds corresponding with the eight available sub-accounts do carry an additional 0.25% service fee which we use to help compensate Dent for this service. |
| | • You cannot participate in the Dent asset allocation service and automatic rebalancing and/or dollar cost averaging programs at the same time. |
| | • **None of these asset allocation services assure a profit nor do they protect you against a loss in a declining market.** |
| **Loans** See Loans, page 36. | • You may take loans against your policy's surrender value. We reserve the right to limit borrowing during the first policy year. |
| | • Generally a loan must be at least $500 and may not exceed 90% of your surrender value. |
| | • When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. |
| | • We credit amounts held in the loan account with interest at an annual rate of 3.00%. |
| | • We also charge interest on loans. Interest is payable in advance and accrues daily at a current annual rate of 4.76%. |
| | • After the tenth policy year, preferred loans are available. For preferred loans interest is payable in advance at an annual rate of 2.91% (guaranteed not to exceed 3.38%) on the portion of your loan account that is not in excess of the policy value, minus the total of all premiums paid net of all partial withdrawals. |
| | • Loans reduce your policy's death benefit and may cause your policy to lapse. |
| | • Loans may have tax consequences, and you should consult with a tax adviser before taking a loan from your policy. |
| **Partial Withdrawals** See Partial Withdrawals, page 41. | • After the first policy year, you may withdraw part of your policy's surrender value. |
| | • We currently allow only one partial withdrawal each policy year. |
| | • A partial withdrawal must be at least $500. |
| | • In policy years two through ten you may not withdraw more than 20% of your surrender value. |
| | • We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. |
| | • Partial withdrawals reduce your policy's base death benefit and will reduce your policy's value. |
| | • Partial withdrawals may also have tax consequences, and you should consult with a tax adviser before taking a partial withdrawal from your policy. |
| **Surrenders** See Surrender, page 42. | • You may surrender your policy for its surrender value at any time before the death of the insured person. |
| | • The surrender value of a policy is equal to the policy value minus any surrender charge, loan account value and unpaid fees and charges. |
| | • Surrender charges apply for ten policy years and for ten years after each increase in your insurance coverage. The initial surrender charge decreases uniformly each month to zero at the end of the tenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it |

| **Surrenders**<br>(Continued) | reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the tenth segment year. |
| | • The initial surrender charge rates vary by gender, risk class and age at issue. Surrender charge rates for increases in your insurance coverage vary by gender, risk class and age at the time of the increase. |
| | • The surrender charge is neither assessed upon nor reduced because of a requested decrease in your insurance coverage. |
| | • If the surrender charge exceeds the available policy value less the loan account value, there will be no proceeds paid to you on surrender. |
| | • All insurance coverage ends on the date we receive your surrender request. |
| | • If you surrender your policy, it cannot be reinstated. |
| | • Surrendering the policy may have tax consequences, and you should consult with a tax adviser before surrendering your policy. |
| **Reinstatement**<br><br>**See Reinstatement, page 43.** | • You may reinstate your policy and riders within five years of its lapse if you did not surrender your policy, you still own the policy and the insured person is still insurable. |
| | • You will need to pay the required reinstatement premium. |
| | • If either the automatic supplemental death benefit guarantee or the optional extended death benefit guarantee lapses, it cannot be reinstated. |
| | • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. |
| | • Reinstating your policy may have tax consequences, and you should consult with a tax adviser before reinstating your policy. |

## *Factors You Should Consider Before Purchasing a Policy*

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur. Consider, among others, the following matters.

| **Life Insurance Coverage** | • The policy is not a short-term investment and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. |
| | • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. |
| **Fees and Charges**<br><br>**See *Fees and Charges*, page 19.** | • In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum monthly premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. |
| | • A policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. |
| | • We believe the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that these various features, benefits and services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services. |
| **Lapse**<br><br>**See Lapse, page 43.** | • Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date: |
| | ▷ A death benefit guarantee is in effect; or |
| | ▷ Your surrender value is enough to pay the periodic fees and charges when due. |
| | • If you do not meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. |
| | • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse. |

| | |
|---|---|
| **Investment Risk**<br><br>**See The Variable Account, page 14.** | • You should evaluate the policy's long-term investment potential and risks before purchasing a policy.<br>• For amounts you allocate to the sub-accounts of the variable account:<br>  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;<br>  ▷ You assume the risk that your values may decline or not perform to your expectations;<br>  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;<br>  ▷ Each fund has various investment risks, and some funds are riskier than others;<br>  ▷ There is no assurance that any of the funds will achieve its stated investment objective; and<br>  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding sub-account.<br>• For amounts you allocate to the fixed account:<br>  ▷ Interest rates we declare will change over time; and<br>  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum rate of 3.00%. |
| **Exchanges**<br><br>**See *Purchasing a Policy*, page 16.** | • Replacing your existing life insurance policy(ies) with the policy described in this prospectus may not be beneficial to you.<br>• Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation.<br>• Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of the policy described in this prospectus. |
| **Taxation**<br><br>**See TAX CONSIDERATIONS, page 44.** | • Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.<br>• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:<br>  ▷ Reduction in the amount of your insurance coverage;<br>  ▷ Partial withdrawals;<br>  ▷ Loans;<br>  ▷ Surrender;<br>  ▷ Lapse; and<br>  ▷ Reinstatement.<br>• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.<br>• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.<br>• **Consult with a qualified legal or tax adviser before you purchase a policy.** |
| **Sales Compensation** | • We pay compensation to broker/dealers who sell the policy.<br>• Broker/dealers may be able to choose to receive compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy. |
| **Other Products** | • We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs.<br>• Contact your agent/registered representative for information about these other products. |

## *Fees and Charges*

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

**Transaction Fees and Charges** The following table describes the fees and charges you will pay at the time you buy the policy, make a partial withdrawal, surrender the policy, transfer your policy value between investment options or make certain other transactions. **See *Fees and Charges* - Transaction Fees and Charges.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Premium Expense Charge** | • Deducted when you make a premium payment. | • 5.00% of each premium payment. |
| **Partial Withdrawal Fee** | • Deducted when you take a partial withdrawal. | • $10 - current.<br>• $25 - maximum. |
| **Surrender Charge**[1] | • Deducted when you surrender or lapse your policy during the first ten policy years (or ten years from an increase in your insurance coverage). | • Minimum rates - $5.30 per $1,000 of insurance coverage.<br>• Maximum rates - $50.50 per $1,000 of insurance coverage.<br>• Rates for a representative insured person - $22.14 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk class. |
| **Transfer Charge** | • Deducted each time you make a transfer between investment options. | • $ 0 - current.<br>• $25 - maximum. |
| **Excess Illustration Fee** | • Deducted each time you request an illustration after the first each policy year. | • $ 0 - current.<br>• $50 - maximum. |
| **Excess Annual Policy Report Fee** | • Deducted each time you request an annual policy report after the first each policy year. | • $ 0 - current.<br>• $50 - maximum. |
| **Accelerated Death Benefit Rider Charge** | • On the date the acceleration request is processed. | • $300 per acceleration request. |

[1] The rates shown are for the first policy year. The surrender charge rates that apply to you depend on the insured person's gender, age and risk class. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The surrender charge decreases uniformly each month to zero at the end of the tenth year. For any requested increase in your insurance coverage, the surrender charge begins at zero and increases uniformly each month to the maximum after three years and then reduces uniformly each month to zero at the end of the tenth segment year.

**Periodic Fees and Charges** The following table describes the fees and charges you will pay each month on the monthly processing date, not including fund fees and expenses. **See *Fees and Charges* - Periodic Fees and Charges.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Cost of Insurance Charge** [2] | • On the monthly processing date. | • Minimum Rates per $1,000 of insurance coverage -<br>  ▷ $0.05 - current.<br>  ▷ $0.06 - guaranteed.<br>• Maximum Rates per $1,000 of insurance coverage -<br>  ▷ $ 3.94 - current.<br>  ▷ $16.35 - guaranteed.<br>• Rates for a representative insured person per $1,000 of insurance coverage -<br>  ▷ $0.08 - current.<br>  ▷ $0.20 - guaranteed.<br>  ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class. |
| **Administrative Charge** | • On the monthly processing date. | • $ 8.25 - current.<br>• $12.00 - guaranteed. |
| **Monthly Amount Charge** [2] | • On the monthly processing date during the first ten policy years (or for ten years following an increase in your insurance coverage). | • Minimum rates - $0.01 per $1,000 of insurance coverage<br>• Maximum rates - $3.33 per $1,000 of insurance coverage<br>• Rates for a representative insured person - $0.19 per $1,000 of insurance coverage. The representative insured person is a male, age 40 in the preferred no tobacco risk class with $100,000 of insurance coverage. |
| **Mortality & Expense Risk Charge** [3] | • On the monthly processing date. | • 0.03% (0.35% annually) of variable account value (after the other monthly fees and charges) are deducted) - current.<br>• 0.05% (0.60% annually) of variable account value (after the other monthly fees and charges) are deducted) - guaranteed. |
| **Loan Interest Charge** | • Payable in advance at the time you take a loan and each policy year thereafter. | • 4.76% annually of the amount held in the loan account for non-preferred loans.<br>• 2.91% (guaranteed not to exceed 3.38%) annually of the amount held in the loan account for preferred loans. |

[2] The minimum and maximum rates shown are for an insured person in the standard risk class. All rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The cost of insurance rates and monthly amount charges that apply to you depend on the amount of your insurance coverage and the insured person's age at issue (and age on the effective date of an increase in your insurance coverage for the monthly amount charge), gender and risk class and the cost of insurance rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3] The current monthly mortality and expense risk charge rate is rounded the nearest one hundredth of one percent. See Periodic Fees and Charges - Mortality and Expense Risk Charge, page 22 for the monthly rate without rounding.

**Optional Rider Fees and Charges** The following table describes the charges you will pay if you elect any of the optional rider benefits. **See *Fees and Charges* - Optional Rider Fees and Charges.**

| Rider | When Deducted | Amount Deducted |
|---|---|---|
| **Accidental Death Benefit Rider**[4] | • On the monthly processing date. | • Minimum Rates - $0.07 per $1,000 of rider benefit.<br>• Maximum Rates - $0.17 per $1,000 of rider benefit.<br>• Rates for a representative insured person - $0.07 per $1,000 of rider benefit. The representative insured person is a male, age 40 in the preferred no tobacco risk class. |
| **Additional Insured Rider**[4] | • On the monthly processing date. | • Minimum Rates per $1,000 of rider benefit:<br>  ▷ $0.06 - current.<br>  ▷ $0.08 - guaranteed.<br>• Maximum Rates per $1,000 of rider benefit:<br>  ▷ $4.28 - current.<br>  ▷ $7.58 - guaranteed.<br>• Rates for a representative additional insured person per $1,000 of rider benefit:<br>  ▷ $0.09 - current.<br>  ▷ $0.13 - guaranteed.<br>  ▷ The representative additional insured person is a female, age 35 in the preferred no tobacco risk class. |
| **Children's Insurance Rider** | • On the monthly processing date. | • $0.62 per $1,000 of rider benefit. |
| **Term Insurance Rider**[4] | • On the monthly processing date to age 100. | • Minimum Rates per $1,000 of rider benefit -<br>  ▷ $0.05 - current.<br>  ▷ $0.08 - guaranteed.<br>• Maximum Rates per $1,000 of rider benefit -<br>  ▷ $4.26 - current.<br>  ▷ $7.58 - guaranteed.<br>• Rates for a representative insured person per $1,000 of rider benefit -<br>  ▷ $0.12 - current.<br>  ▷ $0.20 - guaranteed.<br>  ▷ The representative insured person is a male, age 40 in the preferred no tobacco risk class. |
| **Waiver of Monthly Deduction Rider**[4] | • On the monthly processing date. | • Minimum Rates - $0.04 per $1 of the periodic fees and charges due each month.<br>• Maximum Rates - $0.48 per $1 of the periodic fees and charges due each month.<br>• Rates for a representative insured person - $0.06 per $1 of the periodic fees and charges due each month. The representative insured person is a male age 40. |

**Optional Rider Fees and Charges**, continued.

| Rider | When Deducted | Amount Deducted |
|---|---|---|
| **Waiver of Specified Premium Rider**[4] | • On the monthly processing date. | • Minimum Rates - $0.03 per $1 of the specified amount of premium. <br> • Maximum Rates - $0.16 per $1 of the specified amount of premium.. <br> • Rates for a Representative insured person - $0.04 per $1 of the specified amount of premium.. These rates are for a male, age 40. |

[4]  The rates shown are for the first policy year. Some rates have been rounded to the nearest penny, and consequently the actual rates may be either more or less than these rounded rates. The rates for these riders depend on the insured person's age at issue, gender and risk class (where applicable) and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

**Fund Fees and Expenses** The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund. **See also *Fees and Charges* - Fund Fees and Expenses.**

**Annual Fund Expenses (expenses deducted from fund assets)**

|  | Minimum | Maximum |
|---|---|---|
| **Total Gross Annual Fund Expenses**[5] | 0.29% | 2.87% |
| **Total Net Annual Fund Expenses**[5, 6] | 0.29% | 1.51% |

[5]  Total annual fund expenses include management fees, distribution (12b-1) fees and other expenses.

[6]  The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through the end of this year. Out of the 61 funds available through the policy, 17 have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain levels for a specific period of time. **See Appendix B for more detailed information about these contractual arrangements.** The minimum and maximum total net annual fund expenses shown take into account all of the available funds, not just those with contractual arrangements.

# How the Policy Works



**Your Premium**
You make a premium payment.

**We deduct from each premium payment:**
- Premium Expense Charge.

**Net Premium**
We allocate the net premium to the investment options you choose.

**Fixed Account**
Amounts you allocate are held in our general account and earn a fixed rate of interest.

**Variable Account**
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the funds.

**The funds deduct:**
- Investment management fees.
- Other expenses.

**Policy Value**
Your policy value equals the sum of your fixed account, variable account and loan account values.

**We deduct transaction fees and charges from your policy value:**
- Partial Withdrawal Fee.
- Surrender Charge.
- Transfer Charge.
- Excess Illustration Fee.
- Excess Annual Report Fee.

**Loan Account**
Amount set aside as collateral for policy loans.

**We deduct periodic fees and charges from your policy value:**
- Cost of Insurance Charge.
- Administrative Charge.
- Monthly Amount Charge.
- Mortality and Expense Risk Charge.

**Interest Credited**
We credit interest on the amount held in the loan account.

**Interest Charged**
We charge interest on your loan amount.

**We deduct fees and charges from your policy value for the optional rider benefits you select.**

# THE COMPANY, THE FIXED ACCOUNT AND THE VARIABLE ACCOUNT

## *ReliaStar Life Insurance Company*

We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We are a wholly-owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

## *The Investment Options*

You may allocate your premium payments to any of the available investment options. These options include the fixed account and sub-accounts of the variable account. The investment performance of a policy depends on the performance of the investment options you choose.

### The Fixed Account

You may allocate all or a part of your net premium and transfer your policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. This interest rate is never less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

## The Variable Account

We established the Select★Life Variable Account (the "variable account") on October 11, 1984, as one of our separate accounts under the laws of the State of Minnesota. It is a unit investment trust, registered with the SEC under the 1940 Act.

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Minnesota law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into sub-accounts. Each sub-account invests in a corresponding fund. When you allocate premium payments to a sub-account, you acquire accumulation units of that sub-account. You do not invest directly in or hold shares of the funds when you allocate premium payments to the sub-accounts of the variable account. **See Appendix B to this prospectus for a list of the funds available through the variable account along with information about each fund's investment adviser/subadviser, investment objective and total annual fund expenses.**

Each fund has its own investment objective and risks. Information about the risks associated with investing in the funds is located in their separate prospectuses. Read the fund prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference.

A fund available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

**Voting Privileges.** We invest each sub-account's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each sub-account of your policy by dividing your variable account value in that sub-account by the net asset value of one share of the matching fund.

**Right to Change the Variable Account.** Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional sub-accounts which will invest in funds we find appropriate for policies we issue;
- Eliminate sub-accounts;
- Combine two or more sub-accounts;
- Substitute a new fund for a fund in which a sub-account currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more sub-accounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the 1940 Act or its rules or regulations; or
- Close a sub-account to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected sub-account to another sub-account or to the fixed account, you may do so free of charge. Just notify us at our customer service center.

# DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard FlexDesign® variable universal life insurance policy. The policy provides death benefits, cash values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

## *Purchasing a Policy*

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your insurance coverage (which generally must be at least $25,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85. "Age" under the policy means the insured person's age as of the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

## Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See *General Policy Provisions* - Anti-Money Laundering.**

After we deduct the premium expense charge from your premium payments, we apply the remaining net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your minimum initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Insurance coverage does not begin until we receive your minimum initial premium. The minimum initial premium is generally equal to at least the minimum premiums for the first three months. The minimum premium is based on monthly rates that vary according to the insured person's gender, risk class and age. Optional rider benefits have their own minimum premium rates. If you authorize premiums to be paid by electronic funds transfer, we will issue a policy upon receipt of the minimum premium for the first month and the required completed electronic funds transfer forms.

Your policy will indicate the minimum premium that applies to you. You are not required to pay the minimum premium, but payment of the minimum premium will keep your policy in force during either the basic or the supplemental death benefit guarantee period. **See Death Benefit Guarantees. Payment of the minimum premium may or may not be enough to keep your policy in force beyond either the basic or the supplemental death benefit guarantee period.** Additionally, if you select the extended death benefit guarantee benefit, you may need to pay more than the minimum premium to keep the extended guarantee in force. **See Death Benefits - Death Benefit Guarantees.**

**Premium Payments Affect Your Coverage**. During any applicable death benefit guarantee period, the death benefit guarantee lasts only if your cumulative premium payments to the next monthly processing date, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments applicable to the guarantee. If they are not and your surrender value is not enough to pay the periodic fees and charges, when due, then your policy will enter the 61-day grace period and you must make a sufficient premium payment to avoid lapse. **See *Termination of Coverage* - Lapse.**

**Allocation of Net Premium.** Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial minimum premium;
- All issue requirements have been received by our customer service center; and
- We approve your policy for issue.

We allocate your initial net premium in the sub-account which invests in the Fidelity® VIP Money Market Portfolio on the valuation date next following your policy date. We later transfer the amount held in this sub-account to the fixed account and your selected sub-accounts, based on your most recent premium allocation instructions. This transfer will generally occur on the fifteenth day following your policy date.

All net premiums we receive after this period are allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in whole percentages totaling 100%.

## Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period we cancel it as of your policy date.

If you cancel your policy during the free look period you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Some states require a return of all premium we have received; and
- Other states require a return of all premium we have received plus any earnings or less any losses attributable to the amount held in the money market sub-account.

The free look refund that applies in your state will be set forth in your policy.

## Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance for which you applied, up to $4.5 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your minimum initial premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- The date we return your premium payments;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occurs:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Premium Payments - Allocation of Net Premium.**

## *Fees and Charges*

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payments of sales expenses.

### Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

**Premium Expense Charge.** We deduct a premium expense charge from each premium payment we receive. This charge is 5.00% of each premium payment.

This charge helps offset:
- The expenses we incur in selling the policy;
- The costs of various state and local taxes. We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state; and
- The cost associated with the federal income tax treatment of our deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

**Partial Withdrawal Fee.** We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is currently $10, but we reserve the right to deduct up to $25 for each partial withdrawal. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

**Surrender Charge.** We deduct a surrender charge during the first ten policy years or the first ten years after an increase in your insurance coverage when you:
- Surrender your policy; or
- Allow your policy to lapse.

The amount of the surrender charge depends on the surrender charge rates.

When you purchase a policy or increase your insurance coverage, we set surrender charge rates based on the gender, age and risk class of the insured person. The initial surrender charge decreases uniformly each month to zero at the end of the tenth policy year. For any requested increase in your insurance coverage, an additional surrender charge begins at zero, increases uniformly each month until it reaches the maximum after three years and then reduces uniformly each month until it becomes zero at the end of the tenth policy year. **See *Death Benefits* - Changes in the Amount of Your Insurance Coverage.** Surrender charge rates will not exceed $50.50 per $1,000 of insurance coverage and the rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Transaction Fees and Charges table for the minimum and maximum surrender charge rates and the rates for a representative insured person.**

**In the early policy years the surrender charge usually exceeds the policy value because the surrender charge is usually more than the cumulative minimum premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.**

This charge helps offset the expenses we incur in selling the policy.

**Transfer Charge.** We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs, the Dent asset allocation service or the exercise of conversion rights will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers between investment options.

**Excess Illustration Fee.** We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

**Excess Annual Report Fee.** We currently do not assess a fee, but we reserve the right to assess a fee of up to $50 for each annual report you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess annual reports.

## Periodic Fees and Charges

In the policy form the "monthly processing date" is referred to as the "Monthly Anniversary."

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

**Cost of Insurance.** The cost of insurance charge is equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the policy year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes the state of Montana. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the sub-accounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

**Administrative Charge.** The monthly administrative charge is currently $8.25 and is guaranteed not to exceed $12. This charge helps offset the costs we incur in administering the policy.

**Monthly Amount Charge.** During the first ten policy years (and for ten years following a requested increase in insurance coverage) we will deduct a monthly charge per $1,000 of insurance coverage. For a policy issued in New Jersey, the elimination of these charges after the first ten policy years (or the first ten years following a requested increase in insurance coverage) is not guaranteed, and these charges may be assessed for the duration of the policy. The monthly amount charge is based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and on each segment date, as appropriate. Any decrease in insurance coverage or any change in insurance coverage resulting from a change in the death benefit option will not affect the monthly amount charge. The rates that apply to you will be set forth in your policy. **See the *Fees and Charges* - Periodic Fees and Charges table for the minimum and maximum monthly amount charge rates and the rates for a representative insured person.**

The monthly amount charge compensates us for expenses relating to the distribution of the policy, including agents' commissions, advertising and the printing of the prospectus and sales literature for new sales of the policy. A portion of this charge may also contribute to company profits.

**Mortality and Expense Risk Charge**. The monthly mortality and expense risk charge is 0.02917% (0.35% annually**)** of your variable account value after all other monthly fees and charges are deducted. We guarantee that the monthly mortality and expense risk charge will not exceed 0.05% (0.60% annually) of your variable account value after all other monthly fees and charges are deducted.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and operating the sub-accounts of the variable account are greater than we estimated.

## Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the *Fees and Charges* - Optional Rider Fees and Charges table and the *Additional Insurance Benefits* - Optional Rider Benefits section for more information about the optional rider benefits and the applicable fees and charges.**

## Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, certain family members of our employees, our affiliates and our appointed sales agents);
- Corporate purchasers; or
- Our policyholders or the policyholders of our affiliated companies.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

## Fund Fees and Expenses

A fund's fees and expenses are set by the fund and may change from year to year. They are deducted from the fund's assets and are not direct charges against a sub-account's assets or policy values. Rather, they are included when each underlying fund computes its net asset value, which is the share price used to calculate the unit values of the sub-accounts. **See the *Fees and Charges* - Fund Fees and Expenses table for the minimum and maximum fees and expenses of the funds available under the policy. See also Appendix B for each fund's total annual fund expenses.**

**For a more complete description of the funds' fees and expenses, see each fund's prospectus.**

Each of the funds or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the fund from policies that we issue or administer. Some funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

## *Death Benefits*

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $25,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

> In the policy form the amount of insurance coverage you select is referred to as the "Face Amount."

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The term insurance rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the term insurance rider. The term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the term insurance rider and the cost of insurance under the base policy are deducted monthly from your policy value and generally increase with the age of the insured person.

## Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, you may change the amount of your insurance coverage after the first policy year. We reserve the right to limit a change in the amount of your insurance coverage during the first two policy years. The change will be effective on the next monthly processing date after we receive your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

Increases in the amount of your insurance coverage must be at least $5,000 and may be permitted until age 85.

A requested increase in insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new surrender charge;
- New cost of insurance charges, guaranteed and current;
- A new monthly amount charge;
- A new incontestability period;
- A new suicide exclusion period; and
- A new minimum premium.

In determining the net amount at risk for each coverage segment we allocate the policy value first to the initial segment and any excess to additional segments starting with the first.

You may not decrease the amount of your insurance coverage below $25,000. You cannot request a decrease in the amount of your insurance coverage more frequently than once every six months. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1) From the most recent segment;
(2) From the next more recent segments successively; and
(3) From the initial segment.

Decreases in insurance coverage may result in:
- A shortened death benefit guarantee period if a term insurance rider is attached;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

Decreases in insurance coverage will not result in reduced surrender or monthly amount charges.

We reserve the right to not approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a tax adviser before changing your amount of insurance coverage. **See *Distributions Other that Death Benefits* - Modified Endowment Contracts.**

# Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

**Guideline Premium Test**. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

**Cash Value Accumulation Test**. The cash value accumulation test requires a policy's cash surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

**Which Death Benefit Qualification Test to Choose.** The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the minimum death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the minimum death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

## Death Benefit Options

There are three death benefit options available under the base policy. You choose the option you want when you apply for the policy, but you may change that choice after the first policy year.

**Option 1.** Under death benefit Option 1, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit. In this case, your death benefit will vary as the policy value varies.

**Option 2.** Under death benefit Option 2, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as the policy value varies.

**Option 3.** Under death benefit Option 3, before age 100 the base death benefit is the greater of the amount of insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A. Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the death benefit.

After age 100, the base death benefit under all options will generally be your policy value.

**Which Death Benefit Option to Choose.** If you are satisfied with the amount of your existing insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose Option 2. If you require a specific death benefit which would include a return of the premium paid, such as under an employer sponsored benefit plan, Option 3 may best meet your needs.

**Changing Death Benefit Options.** After the first policy year, you may change from death benefit Option 1 to Option 2, from death benefit Option 2 to Option 1 and, currently, from death benefit Option 3 to Option 1. Changes to death benefit Option 3 are not allowed after your policy is issued. Evidence of insurability is currently not required for death benefit option changes, but we reserve the right to require such evidence in the future.

> In the policy form, death benefit "Option 1" is referred to as the "Level Amount Option" or "Option A"; death benefit "Option 2" is referred to as the "Variable Amount Option" or "Option B"; and death benefit "Option 3" is referred to as the "Face Amount Plus Premium Amount Option" or "Option C."

Changing your death benefit option may reduce or increase your insurance coverage but will not change the amount of your base death benefit. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. On the effective date of your option change, your insurance coverage will change as follows:

| Change From: | Change To: | Insurance Coverage Following the Change: |
|---|---|---|
| Option 1 | Option 2 | • Your insurance coverage before the change minus your policy value as of the effective date of the change. |
| Option 2 | Option 1 | • Your insurance coverage before the change plus your policy value as of the effective date of the change. |
| Option 3 | Option 1 | • Your insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change. |

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have a term insurance rider. **See Optional Rider Benefits - Term Insurance Rider.**

*Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes*.

## Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
• Your base death benefit; plus
• The amount of any rider benefits; minus
• Any outstanding policy loan with accrued loan interest; minus
• Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the insured person's death and will vary depending on the death benefit option you have chosen.

## Death Benefit Guarantees

The policy has three death benefit guarantees which provide that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

In general, the two most significant benefits of the death benefit guarantees are:
- During the early policy years, the surrender value may not be enough to cover the periodic fees and charges due each month, so that the basic or supplemental death benefit guarantee may be necessary to avoid lapse of the policy. This occurs when the surrender charge exceeds the policy value in these years. Likewise, if you request an increase in the amount of your insurance coverage, an additional surrender charge will apply for the ten years following the increase, which could create a similar possibility of lapse as exists during the early policy years; and
- To the extent the surrender value declines due to poor investment performance of the funds or due to an additional surrender charge after a requested increase in the amount of your insurance coverage, the surrender value may not be sufficient even in later policy years to cover the periodic fees and charges due each month. Accordingly, the extended death benefit guarantee may be necessary in later policy years to avoid lapse of the policy.

**Basic Death Benefit Guarantee.** The basic death benefit guarantee is standard on every policy. It provides a guarantee that your policy will not lapse during the guarantee period, provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of minimum premium payments to the next monthly processing date. Your policy will specify the guarantee period. For a standard rated policy without any term insurance riders, the death benefit guarantee period will expire when the insured reaches age 65 for issue ages 0 through 60, or at the end of five policy years for issue ages 61 through 80 or at the end of three policy years for issue ages 81 through 85. The guarantee period is shorter for substandard rated policies or if any term insurance rider is attached. There is no charge for this guarantee.

You should consider the following factors in relation to the basic death benefit guarantee:
- The amount of the minimum premium for your policy will be set forth in your policy (**see *Purchasing a Policy* - Premium Payments)**;
- The minimum premium for your policy is based on monthly rates that vary according to the insured person's gender, risk class and age;
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the basic death benefit guarantee by doing so; and
- Even if the basic death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse**).

If you have not paid enough premium to maintain the basic death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the basic death benefit guarantee in force. If we do not receive the required premium payment within 61 days from the date of our notice, the basic death benefit guarantee will terminate.

You may reinstate the basic death benefit guarantee during the first five policy years, provided that you pay additional premium equal to:

- The sum of the minimum premium due since the policy date, including the minimum premium for the current monthly processing date.

The amount necessary to reinstate the basic death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

**Supplemental Death Benefit Guarantee.** The supplemental death benefit guarantee is standard on every policy. There is no charge for this guarantee. **See Automatic Rider Benefits - Supplemental Death Benefit Guarantee Rider.**

**Extended Death Benefit Guarantee.** The extended death benefit guarantee is an optional benefit that may be added by rider only when you apply for the policy. There is no charge for this guarantee. **See Optional Rider Benefits - Extended Death Benefit Guarantee Rider.**

## *Additional Insurance Benefits*

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:
- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

### Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences*. **See TAX CONSIDERATIONS - Modified Endowment Contracts.**

**Accidental Death Benefit Rider.** The accidental death benefit rider provides an additional insurance benefit if the insured person dies from an accidental injury before age 70. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $5,000. The maximum amount of coverage is $300,000, but may be less depending on the age of the insured person.

You should consider the following factors when deciding whether to add the accidental death benefit rider to your policy:
- Subject to certain limits, you can increase the amount of coverage under this rider after the second policy year;
- You can decrease the amount of coverage under this rider after the second policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (see *Fees and Charges - **Optional Rider Fees and Charges***);

- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

**Additional Insured Rider.** The additional insured rider provides level term insurance coverage to age 100 of the insured person on a family member of the insured person. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the additional insured rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider are different than those for the base policy (see *Fees and Charges* **- Optional Rider Fees and Charges**);
- The policy's periodic fees and charges do not apply to coverage under this rider; and
- This rider does not have a surrender charge.

Additionally, before age 75 of the additional insured you can convert the coverage under this rider to any other whole life policy we offer at the time. No evidence of insurability will be required for the new whole life policy, and the premiums and cost of insurance charges for this new policy will be based on the insured person's age at the time of conversion.

**Children's Insurance Rider.** The children's insurance rider provides up to $10,000 of term life insurance coverage on the life of each of the insured person's children. You may add this rider after your policy is issued and the maximum amount of coverage under this rider is $10,000.

You should consider the following factors when deciding whether to add the children's insurance rider to your policy:
- Term coverage under this rider is available to age 25 of each child (or for 25 years from the issue date of this rider, if earlier);
- The current cost of insurance rates for this rider are different than those for the base policy (see *Fees and Charges* **- Optional Rider Fees and Charges**);
- Subject to certain limits you may increase insurance coverage under this rider; and
- Decreases in the amount of insurance coverage under this rider are allowed, but at least six months must elapse between decreases.

**Extended Death Benefit Guarantee Rider.** The extended death benefit guarantee rider provides a guarantee that your policy will not lapse before age 100 provided your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to the sum of extended death benefit guarantee premium payments to the next monthly processing date. There is no charge for this rider.

You should consider the following factors when deciding whether to add the extended death benefit guarantee rider to your policy:
- You may add this rider only when you apply for the base policy;
- The extended death benefit guarantee period begins at the end of the basic death benefit guarantee period;

- The minimum premium for this rider will be set forth in your policy.
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- This rider may not be available for certain risk classes; and
- Even if the extended death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse**).

If you have not paid enough premium to maintain the extended death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the extended death benefit guarantee in force. If we do not receive the required premium payment by the next monthly processing date, the extended death benefit guarantee will terminate. If this rider terminates, it cannot be reinstated.

**Term Insurance Rider.** The term insurance rider provides an additional level term insurance benefit if the insured person dies before age 100. You may apply for this rider only when you apply for the base policy and the minimum amount of coverage under this rider is $100,000.

You should consider the following factors when deciding whether to add the term insurance rider to your policy:
- You cannot increase the amount of coverage under this rider after issue;
- You can decrease the amount of coverage under this rider after the first policy year;
- The minimum premium for this rider is based on monthly rates that vary according to the insured person's gender, risk class and age;
- The current cost of insurance rates for this rider will be different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges**);
- The policy's periodic fees and charges do not apply to coverage under this rider;
- This rider does not have a surrender charge; and
- The rider will shorten the death benefit guarantee periods of the base policy.

Additionally, you can transfer your coverage under this rider to your base policy without evidence of insurability anytime after the tenth policy year if your base death benefit is equal to your policy value multiplied by the appropriate factor described in Appendix A. Cost of Insurance rates for this new coverage segment will be the same as the cost of insurance rates for the initial coverage segment. No surrender charge or monthly amount charge will apply to this new coverage segment of the base policy.

**Waiver of Monthly Deduction Rider.** Subject to certain limits, the waiver of monthly deduction rider provides that the policy's periodic fees and charges are waived while the insured person is totally disabled according to the terms of the rider. You may add this rider after your policy is issued, but it may not be added after the insured person reaches age 55.

You should consider the following factors when deciding whether to add the waiver of monthly deduction rider to your policy:
- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges**); and
- If death benefit Option 1 is in effect at the end of the first six months of total disability, your death benefit option will automatically be changed to Option 2. There will be no automatic change if Option 3 is in effect at the end of the first six months of total disability.

Your policy may contain either the Waiver of Monthly Deduction Rider or the Waiver of Specified Premium Rider, but not both.

**Waiver of Specified Premium Rider.** Subject to certain limits, the waiver of specified premium rider provides that a specified amount of premium will be credited to the policy each month while the insured person is totally disabled according to the terms of the rider.

You should consider the following factors when deciding whether to add the waiver of specified premium rider to your policy:

- The current cost of insurance rates for this rider are different than those for the base policy (**see *Fees and Charges* - Optional Rider Fees and Charges**); and
- You may not increase your insurance coverage while benefits are being paid under the terms of this rider.

Your policy may contain either the Waiver of Monthly Specified Premium Rider or the Waiver of Monthly Deduction Rider, but not both.

## Automatic Rider Benefits

The following rider benefits may come with your policy automatically, depending on your age and/or risk class. There may be an additional charge if you choose to exercise any of these rider benefits, and exercising the benefits may have tax consequences. **See *Fees and Charges* - Optional Rider Fees and Charges and *Other Tax Matters* - Accelerated Death Benefit Rider.**

**Accelerated Death Benefit Rider.** Under certain circumstances, the accelerated death benefit rider allows you to accelerate benefits from the base policy that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit may not be more than 50% of the amount that would be payable at the death of the insured person, and the accelerated benefit will first be used to pay off any outstanding policy loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum.

Consider the following factors when deciding whether to accelerate the death benefit under this rider:

- We assess an administrative charge of up to $300 when we pay the accelerated benefit (**see *Fees and Charges* - Transaction Fees and Charges table**);
- When we pay the accelerated benefit, we establish a lien against your policy equal to the amount of the accelerated benefit, plus the amount of the administrative charge, plus interest on the lien;
- Any subsequent death benefit proceeds payable under the policy will first be used to repay the lien;
- Withdrawals, loans and any other access to the policy value will be reduced by the amount of the lien;
- Accelerating the death benefit will not affect the amount of premium payable on the policy and any unpaid premiums will be added to the lien; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a competent tax adviser for further information.

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

**Cost of Living Rider.** The cost of living rider provides optional increases in the amount of insurance coverage on the life of the insured person every two years without evidence of insurability. Increases are based on increases in the cost of living as measured by the Consumer Price Index.

You should consider the following factors when deciding whether to accept a cost of living adjustment to your policy:
- On each date the amount of insurance increases under this rider, the periodic fees and charges under the policy will increase to account for the increased costs of insurance and the increased waiver of monthly deduction rider benefit, if applicable;
- The minimum premium for the death benefit guarantees will increase, unless otherwise directed, on each date the amount of insurance increases under this rider; and
- If you choose not to accept a cost of living adjustment, this rider will automatically terminate as to future increases.

**Supplemental Death Benefit Guarantee.** The supplemental death benefit provides a guarantee that your policy will not lapse during the supplemental death benefit guarantee period if on each monthly processing date since the policy date your cumulative premium payments, minus any partial withdrawals or loans, are at least equal to 70% of the sum of minimum monthly premium payments to the next monthly processing date. The supplemental guarantee period begins on the policy date and is equal to the death benefit guarantee period shown in your policy, multiplied by 70% and rounded to the lower whole number of policy years. The supplemental guarantee period may not exceed ten policy years. There is no charge for this guarantee.

You should consider the following factors in relation to the supplemental death benefit guarantee:
- Even though you may pay less than the minimum premium amount, you may lose the significant protection provided by the supplemental death benefit guarantee by doing so; and
- Even if the supplemental death benefit guarantee terminates, your policy will not necessarily lapse (**see *Termination of Coverage* - Lapse**).

If you have not paid enough premium to maintain the supplemental death benefit guarantee as of any monthly processing date, we will send you notice of the premium payment required to keep the supplemental death benefit guarantee in force. If we do not receive the required premium payment within 61 days from the date of our notice, the supplemental death benefit guarantee will terminate.

If the supplemental death benefit guarantee terminates, it cannot be reinstated.

The amount necessary to reinstate the supplemental death benefit guarantee may exceed the amount needed to create sufficient surrender value to pay any periodic fees and charges due each month.

## *Policy Value*

In the policy form the "policy value" is referred to as the "Accumulation Value;" the "fixed account value" is referred to as the "Fixed Accumulation Value;" and the "variable account value" is referred to as the "Variable Accumulation Value."

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the sub-accounts of the variable account; and
- Interest earned on amounts held in the loan account.

### Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Investment Options - The Fixed Account.**

### Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the sub-accounts of the variable account.

**Determining Values in the Sub-Accounts.** The value of the amounts invested in the sub-accounts are measured by accumulation units and accumulation unit values. The value of each sub-account is the accumulation unit value for that sub-account multiplied by the number of accumulation units you own in that sub-account. Each sub-account has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time.

You purchase accumulation units when you allocate premium or make transfers to a sub-account, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a sub-account (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your variable account value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the sub-account calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your variable account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the sub-accounts goes up or down depending on the investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the sub-accounts of the variable account.**

**How We Calculate Accumulation Unit Values.** We determine the accumulation unit value for each sub-account on each valuation date.

We generally set the accumulation unit value for a sub-account at $10 when the sub-account is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date; multiplied by
- The sub-account's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each sub-account every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

### Loan Account Value

In the policy form the "loan account value" is referred to as the "Loan Amount."

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we charge interest on amounts held in the loan account. Your loan account value is equal to your outstanding loan amount plus unpaid interest. **See *Special Features and Benefits - Loans***.

## *Special Features and Benefits*

### Loans

You may borrow money from us by using your policy as collateral for the loan. We reserve the right to limit borrowing during the first policy year. Unless state law requires otherwise, a new loan amount must be at least $500, and the amount you may borrow is limited to 90% of the surrender value of your policy. After age 65, we currently allow you to borrow 100% of the surrender value.

When you take a loan, we transfer an amount equal to your loan to the loan account. The loan account is part of our general account specifically designed to hold collateral for policy loans and interest.

Your loan request must be directed to our customer service center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

**Loan Interest.** We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest we credit is allocated to the sub-accounts and fixed account in the same proportion as your current premium allocation unless you tell us otherwise.

We also charge interest on loans. The annual interest rate charged is currently 4.76%.

After the tenth policy year, the annual interest rate which we charge will be reduced to 2.91% (guaranteed not to exceed 3.38%) for that portion of the loan amount that is not greater than:
- Your variable account value plus your fixed account value; minus
- The sum of all premiums paid minus all partial withdrawals.

Loans with this reduced interest rate are preferred loans.

Interest is payable in advance at the time you take any loan (for the rest of the policy year) and at the beginning of each policy year thereafter (for the entire policy year). If you do not pay the interest when it is due, we add it to your loan account balance.

We will refund to you any interest we have not earned if:
- Your policy lapses;
- You surrender your policy; or
- You repay your loan.

**Loan Repayment.** You may repay your loan at any time. However, unless you tell us otherwise we will treat amounts received as premium payments and not loan repayments. You must tell us if you want a premium payment to go towards repaying your loan.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the sub-accounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

**Effects of a Policy Loan.** Using your policy as collateral for a loan will effect your policy in various ways. You should carefully consider the following before taking a policy loan:
- If you do not make loan repayments your policy could lapse because your surrender value may not be enough to pay your fees and charges each month;
- A loan may cause the termination of the death benefit guarantees because we deduct your loan account value from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the sub-accounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you do not repay your loan we will deduct any outstanding loan account value from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See TAX CONSIDERATIONS - *Distributions other than Death Benefits.***

We reserve the right to allow borrowing during the first policy year for policies issued pursuant to an exchange of policy values from another life insurance policy under Section 1035(a) of the Internal Revenue Code, as amended.

## Transfers

You currently may make an unlimited number of transfers of your variable account value between the sub-accounts and to the fixed account. Transfers are subject to any conditions or limits that we or the funds whose shares are involved may impose, including:
- You may generally not make transfers until after the fifteenth day following your policy date (**see Premium Payments - Allocation of Net Premium**);
- We reserve the right to limit you to 12 transfers each policy year;
- Although we currently do not impose a charge for transfers, we reserve the right to charge up to $25 for each transfer; and
- We may impose the transfer charge, limit the number of transfers each policy year, restrict or refuse transfers because of excessive trading, as described below.

Any conditions or limits we impose on transfers between the sub-accounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

Transfers from the fixed account to the sub-accounts of the variable account are subject to the following additional restrictions:

- Only one transfer is permitted each policy year, and you may only make this transfer within 30 days of the anniversary of your policy date;
- You may only transfer up to 50% of your fixed account value unless the balance, after the transfer, would be less than $1,000 in which event you may transfer your full fixed account value; and
- Your transfer must be at least the lesser of $500 or your total fixed account value.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs or for the Dent asset allocation service.

**Dollar Cost Averaging.** Anytime your policy value less the loan account value is at least $5,000 and the amount of your insurance coverage is at least $100,000 you may elect dollar cost averaging.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount from any of the sub-accounts to one or more of the other sub-accounts or to the fixed account. We do not permit transfers from the fixed account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis. You may discontinue this program at any time. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the sub-accounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

**Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.**

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate if:

- We receive a request to begin an automatic rebalancing program;
- The policy is in the grace period on any date when dollar cost averaging transfers are scheduled; or
- The specified transfer amount from any sub-account is more than the variable account value in that sub-account.

**Automatic Rebalancing.** Anytime your policy value less the loan account value is at least $10,000 and the amount of your insurance coverage is at least $200,000 you may elect automatic rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. Although we currently do not charge for this feature, we reserve the right to impose a charge in the future.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

**Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if:
- We receive a request to transfer policy values among the investment options;
- We receive a request to begin a dollar cost averaging program;
- The policy is in the grace period on any date when automatic rebalancing transfers are scheduled; or
- The sum of your variable and fix account values is less than $7,500 on any date when automatic rebalancing transfers are scheduled.

**Dent Asset Allocation.** Dent asset allocation is a service through which your variable account value is allocated, and regularly reallocated, between eight available sub-accounts of the variable account based on your designated investment strategy and the asset allocation directions of HS Dent Investment Management, L.L.C. ("Dent"). There is no separate charge for this feature, but the funds corresponding with the eight available sub-accounts do carry an additional 0.25% service fee which we use to help compensate Dent for this service.

You may elect Dent asset allocation when you apply for a policy or anytime thereafter before the insured person's age 100. With your election you designate whether you want your allocations based on an aggressive growth, growth or balanced investment strategy. You may change your designated investment strategy at any time. Additionally, with your election you authorize Dent to allocate and regularly reallocate your variable account value among the eight available sub-accounts according to the selected investment strategy.

Dent makes the asset allocation decisions based upon a proprietary research and forecasting process. Through this process Dent:
- Identifies the sectors of the economy that, due to demographic trends, have the greatest potential for expansion;
- Analyzes the most recent investment holdings of each of funds which correspond to the eight available sub-accounts and compares those holdings to the sectors identified for investment; and
- Reviews the activities of the funds and fund managers, the statistical measures of both risk and return (including rank within objective) and qualitative measures such as the tenure of the manager and the style drift.

The eight available sub-accounts correspond to the following eight funds:

- ING AIM Mid-Cap Growth Portfolio - Service Shares
- ING International Portfolio - Service Shares
- ING Liquid Assets Portfolio - Service Shares
- ING MFS Mid-Cap Growth Portfolio - Service Shares
- ING Marsico Growth Portfolio - Service Shares
- ING PIMCO Total Return Portfolio - Service Shares
- ING Salomon Brothers Aggressive Growth Portfolio - Service Shares
- ING T. Rowe Price Equity Income Portfolio - Service Shares

See Appendix B for more detail about these funds, including information about each fund's investment objective and total annual fund expenses.

Dent will generally reallocate your variable account value once each quarter, but reallocations may be made either more or less frequently depending on current market conditions.

Dent asset allocations will automatically terminate if you initiate one or more sub-account transfers or if you subsequently select automatic rebalancing and/or dollar cost averaging. You cannot participate in Dent asset allocation and automatic rebalancing and/or dollar cost averaging programs at the same time. We reserve the right to discontinue this service at any time.

Dent asset allocation transfers will not count as transfers for purposes of any limit on transfers nor will they be subject to any transfer charge.

**Dent asset allocation does not assure a profit nor does it protect you against a loss in a declining market.**

**Excessive Trading.** Excessive trading activity can disrupt fund management strategies and increase fund expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

**In response to excessive trading, we may restrict or refuse transfers or restrict or refuse transfers made through a fax machine, the internet or over the telephone, including transfers made by third parties acting on behalf of policy owners such as market timing services. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the funds or to policy owners as a whole.**

**We will notify you in writing if we restrict or refuse any transfer because we have determined it to be harmful to the funds or policy owners as a whole.**

**Conversion to a Guaranteed Policy.** During the first two policy years and the first two years after an increase in the amount of your insurance coverage, you may permanently convert your policy or the requested increase in insurance coverage to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the sub-accounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the sub-accounts of the variable account. We do not charge for this change. Contact our customer service center or your agent/registered representative for information about the conversion rights available in your state.

## Partial Withdrawals

Beginning in the second policy year you may withdraw part of your policy's surrender value. Only one partial withdrawal is currently allowed each policy year, and a partial withdrawal must be at least $500. In policy years two through ten you may not withdraw more than 20% of your surrender value.

We currently charge $10 for each partial withdrawal, but we reserve the right to charge up to $25 for each partial withdrawal. **See Transaction Fees and Charges - Partial Withdrawal Fee.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the sub-accounts of the variable account in the same proportion that your value in each has to your policy value on the monthly processing date. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. For purposes of determining these proportions, we will not include any outstanding loan account value.

**Effects of a Partial Withdrawal.** We will reduce the policy value by the amount of a partial withdrawal. We will also reduce the death benefit by the amount of a partial withdrawal, or, if the death benefit is based on a factor from the definition of life insurance factors described in Appendix A, by an amount equal to the factor multiplied by the amount of the partial withdrawal. A partial withdrawal may also cause the termination of the death benefit guarantees because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantees.

If death benefit Option 1 is in effect, we will decrease the amount of insurance coverage by the amount of a partial withdrawal. Decreases in insurance coverage on policies with multiple coverage segments will be made in the following order:
(1)  From the most recent segment;
(2)  From the next more recent segments successively; and
(3)  From the initial segment.

Therefore, partial withdrawals may affect the way in which the cost of insurance is calculated and the amount of pure insurance protection under the policy. **See Periodic Fees and Charges - Cost of Insurance.**

If death benefit Option 2 or Option 3 is in effect, a partial withdrawal will not affect the amount of insurance coverage.

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $25,000.

A partial withdrawal may have tax consequences depending on the circumstances of such withdrawal. **See TAX CONSIDERATIONS -** *Tax Status of the Policy.*

## Paid-Up Life Insurance

You may elect, at any time before the insured person's age 100, to apply the surrender value to purchase fixed paid up life insurance. The amount by which any paid up insurance will exceed the surrender value cannot be greater than the amount by which the death benefit exceeds the policy value. Any surrender value not used to purchase paid-up life insurance will be paid to you in cash and treated as a partial distribution for federal income tax purposes.

If you elect to continue your policy as fixed paid-up life insurance:
- The surrender value is transferred to the fixed account;
- You cannot pay additional premiums;
- You cannot take any partial withdrawals; and
- We will not deduct any further periodic fees and charges.

Applying your policy's surrender value to purchase paid up insurance may have tax consequences. **See TAX CONSIDERATIONS -** *Tax Status of the Policy.*

## *Termination of Coverage*

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

### Surrender

In the policy form the "surrender value" is referred to as the "Cash Surrender Value."

You may surrender your policy for its surrender value any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge, loan account value and unpaid fees and charges.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy.

Surrender of your policy may have adverse tax consequences. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits.*

## Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- A death benefit guarantee is in effect; or.
- Your surrender value is enough to pay the periodic fees and charges when due.

**Grace Period.** If on a monthly processing date you do not meet either of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period your policy and its riders will lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we do pay death benefit proceeds to your beneficiaries with reductions for your loan account value and periodic fees and charges owed.

During the early policy years your surrender value will generally not be enough to cover the periodic fees and charges each month, and you will generally need to pay at least the minimum premium amount (to maintain the basic and supplemental death benefit guarantees) for the policy not to lapse.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See TAX CONSIDERATIONS -** *Distributions Other than Death Benefits.*

## Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force for at least two months. If you had a policy loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A lapsed basic death benefit guarantee cannot, unless otherwise allowed under state law, be reinstated after the fifth policy year. Lapsed supplemental and extended death benefit guarantees cannot be reinstated.

A policy that is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. See **TAX CONSIDERATIONS** *- Distributions Other than Death benefit* **- Modified Endowment Contracts.**

# TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

## *Tax Status of the Company*

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

## *Tax Status of the Policy*

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation or the guideline premium test. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. **See Tax Treatment of Policy Death Benefits.**

## *Diversification and Investor Control Requirements*

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each sub-account's corresponding fund has represented that it will meet the diversification standards that apply to your policy.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

## *Tax Treatment of Policy Death Benefits*

We believe that the death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

## *Distributions Other than Death Benefits*

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

## Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (1) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

**Policies That Are Not Modified Endowment Contracts**

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a tax adviser to determine whether or not any distribution made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

**Investment in the Policy**

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

## *Other Tax Matters*

**Policy Loans**

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a tax adviser to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

**Accelerated Death Benefit Rider**

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (**See Automatic Rider Benefits - Accelerated Death Benefit Rider for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

### Constructive Receipt

It is possible that after the insured person reaches age 95 using the guideline premium test (or age 100 under a policy using the cash value accumulation test), the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a tax adviser if you intend to keep the policy in force after the insured person reaches age 95 using the guideline premium test (or 100 under a policy using the cash value accumulation test).

### Continuation of a Policy Beyond Age 100

The tax consequences of continuing the policy beyond the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the 100th birthday.

### Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your tax adviser.

### Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

### Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

### Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

## Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use our policies in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

## Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

## Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

## Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

**You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.**

# ADDITIONAL INFORMATION

## *General Policy Provisions*

### Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

### Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the last birthday as of the policy date. On the policy date, the insured person can generally be no more than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

### Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

## Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there is no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters.*

## Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See TAX CONSIDERATIONS -** *Other Tax Matters.*

## Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

## Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

## Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance charges which were deducted for the increase.

## Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (travelers cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in your policy entering a 61-day grace period during which you must make a sufficient payment, in an acceptable form, to keep your policy from lapsing. **See Premium Payments - Premium Payments Affect Your Coverage.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

## Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender Value
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:

- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the sub-accounts or to determine the value of a sub-account's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the sub-accounts as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the sub-accounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

## Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

## Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

## Non-participation

Your policy does not participate in the surplus earnings of ReliaStar Life Insurance Company.

## Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:

- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the sub-accounts and funds. Past performance is not indicative of future performance of the sub-accounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain sub-accounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

## Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the sub-accounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $25 and the total proceeds must be at least $2,500.

The following settlement options are available:

- **Option 1 -** The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 2 -** The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid;
- **Option 3** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 4 -** The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee; and
- **Option 5** - The proceeds provide a life income for two payees. When one payee dies, the surviving payee receives two-thirds of the amount of the joint monthly payment for life**.**

**Interest on Settlement Options.** We base the interest rate for proceeds applied under Options 1 and 2 on the interest rate we declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors. The interest rate will never be less than an effective annual rate of 2.00%.

In determining amounts we pay under Options 3, 4 and 5, we assume interest at an effective annual rate of 2.00%. Also, for Option 3 and periods certain under Option 4, we credit any excess interest we may declare on money that we consider to be in the same classification based on the option, restrictions on withdrawal and other factors.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

## Reports

**Annual Statement.** We will send you an annual statement once each year free of charge showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

Additional statements are available upon request. We may make a charge not to exceed $50 for each additional annual statement you request. **See Transaction Fees and Charges - Excess Annual Report Fee.**

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

**Illustrations.** To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. We may make a charge not to exceed $50 for each illustration you request after the first in a policy year. **See Transaction Fees and Charges - Excess Illustration Fee.**

**Other Reports.** We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the investment Funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our customer service center at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

## Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the policy.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the policy.

## Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

# APPENDIX A
## Definition of Life Insurance Factors

**Guideline Premium Test Factors**

| Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor |
|---|---|---|---|---|---|---|---|---|---|
| 0-40 | 2.50 | 49 | 1.91 | 58 | 1.38 | 67 | 1.18 | 91 | 1.04 |
| 41 | 2.43 | 50 | 1.85 | 59 | 1.34 | 68 | 1.17 | 92 | 1.03 |
| 42 | 2.36 | 51 | 1.78 | 60 | 1.30 | 69 | 1.16 | 93 | 1.02 |
| 43 | 2.29 | 52 | 1.71 | 61 | 1.28 | 70 | 1.15 | 94 | 1.01 |
| 44 | 2.22 | 53 | 1.64 | 62 | 1.26 | 71 | 1.13 | 95 + | 1.00 |
| 45 | 2.15 | 54 | 1.57 | 63 | 1.24 | 72 | 1.11 | | |
| 46 | 2.09 | 55 | 1.50 | 64 | 1.22 | 73 | 1.09 | | |
| 47 | 2.03 | 56 | 1.46 | 65 | 1.20 | 74 | 1.07 | | |
| 48 | 1.97 | 57 | 1.42 | 66 | 1.19 | 75 - 90 | 1.05 | | |

**Cash Value Accumulation Test Factors**

The cash value accumulation test factors vary according to the age, gender and risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using a 4.00% interest rate and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and risk class.

# APPENDIX B

## Funds Available Through the Variable Account

The following chart lists the funds, the investment advisers and subadvisers to the funds, summary information regarding the investment objective and the total annual expenses of each fund. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

**There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

The expense information regarding the funds was provided by the funds.

We may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. We may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by us to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the company and do not increase, directly or indirectly, the expenses shown below.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **AIM V.I. Dent Demographic Trends Fund (Series I Shares)**[1] | Investment Adviser: <br> A I M Advisors, Inc. <br> Subadviser: <br> H.S. Dent Advisors, Inc. | Seeks long-term growth of capital. | Gross: 1.43% <br> Net: 1.30% |
| **Alger American Growth Portfolio (Class O Shares)** | Investment Adviser: <br> Fred Alger Management, Inc. | Long-term capital appreciation. | Gross: 0.85% <br> Net: 0.85% |
| **Alger American Leveraged AllCap Portfolio (Class O Shares)** | Investment Adviser: <br> Fred Alger Management, Inc. | Long-term capital appreciation. | Gross: 0.96% <br> Net: 0.96% |
| **Alger American MidCap Growth Portfolio (Class O Shares)** | Investment Adviser: <br> Fred Alger Management, Inc. | Long-term capital appreciation. | Gross: 0.93% <br> Net: 0.93% |
| **Alger American Small Capitalization Portfolio (Class O Shares)** | Investment Adviser: <br> Fred Alger Management, Inc. | Long-term capital appreciation. | Gross: 0.97% <br> Net: 0.97% |
| **American Funds Insurance Series - Growth Fund (Class 2)** | Investment Adviser: <br> Capital Research and Management Company | Seeks growth of capital by investing primarily in U.S. common stocks. | Gross: 0.63% <br> Net: 0.63% |
| **American Funds Insurance Series - Growth Income Fund (Class 2)** | Investment Adviser: <br> Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends. | Gross: 0.60% <br> Net: 0.60% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **American Funds Insurance Series - International Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States. | Gross: 0.86% Net: 0.86% |
| **Fidelity® VIP *Contrafund®* Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. | Gross: 0.68% Net: 0.68% |
| **Fidelity® VIP Equity- Income Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index. | Gross: 0.57% Net: 0.57% |
| **Fidelity® VIP Growth Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc. | Seeks to achieve capital appreciation. | Gross: 0.67% Net: 0.67% |
| **Fidelity® VIP High Income Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks a high level of current income while also considering growth of capital. | Gross: 0.70% Net: 0.70% |
| **Fidelity® VIP Index 500 Portfolio (Initial Class)**[2] | Investment Adviser: Fidelity Management & Research Company | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500). | Gross: 0.33% Net: 0.33% |
| **Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)** | Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc. | Seeks as high a level of current income as is consistent with the preservation of capital. | Gross: 0.54% Net: 0.54% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **Fidelity® VIP Money Market Portfolio (Initial Class)** | <u>Investment Adviser:</u> Fidelity Management & Research Company <u>Subadviser:</u> Fidelity Investments Money Management, Inc. | Seeks as high a level of current income as is consistent with preservation of capital and liquidity. | Gross: 0.29% Net: 0.29% |
| **ING AIM Capital Mid Cap Growth Portfolio (Service Shares)**[3, 4, 5] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> A I M Capital Management, Inc. | Seeks capital appreciation. | Gross: 0.95% Net: 0.95% |
| **ING Hard Assets Portfolio (Institutional Shares)**[4, 6] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Baring International Investment Limited | A *nondiversified* Portfolio that seeks long-term capital appreciation. | Gross: 0.69% Net: 0.69% |
| **ING International Portfolio (Service Shares)**[3, 4] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> ING Investments, LLC | Seeks long-term growth of capital. | Gross: 1.26% Net: 1.26% |
| **ING Limited Maturity Bond Portfolio (Service Shares)**[3, 4] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> ING Investment Management LLC | Seeks highest current income consistent with low risk to principal and liquidity. Secondarily seeks to enhance total return when market factors indicate capital appreciation may be available without significant risk to principal. | Gross: 0.53% Net: 0.53% |
| **ING Liquid Assets Portfolio (Service Shares)**[3, 4] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> ING Investment Management LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. | Gross: 0.53% Net: 0.53% |
| **ING MFS Mid Cap Growth Portfolio (Service Shares)**[3, 4, 5, 7] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Massachusetts Financial Services Company | A *nondiversified* Portfolio that seeks long-term growth of capital. | Gross: 0.91% Net: 0.91% |
| **ING MFS Total Return Portfolio (Institutional Shares)**[4, 6, 8, 9] | <u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. | Gross: 0.66% Net: 0.66% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **ING Marsico Growth Portfolio (Service Shares)**[3, 4, 5] | Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC | Seeks capital appreciation. | Gross: 1.04% Net: 1.04% |
| **ING Salomon Brothers Investors Portfolio (Institutional Shares)**[4, 6] | Investment Adviser: Directed Services, Inc. Subadviser: Salomon Brothers Asset Management Inc. | Seeks long-term growth of capital. Secondarily seeks current income. | Gross: 0.76% Net: 0.76% |
| **ING T. Rowe Price Capital Appreciation Portfolio (Institutional Shares)**[*, 4, 6, 8] | Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. | Gross: 0.70% Net: 0.70% |
| **ING T. Rowe Price Equity Income Portfolio (Service Shares)**[3, 4, 5] | Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. | Gross: 0.95% Net: 0.95% |
| **ING Van Kampen Real Estate Portfolio (Institutional Shares)**[4, 6] | Investment Adviser: Directed Services, Inc. Subadviser: Van Kampen | A *nondiversified* Portfolio that seeks capital appreciation. Secondarily seeks current income. | Gross: 0.70% Net: 0.70% |
| **ING JPMorgan Mid-Cap Value Portfolio (Initial Class)**[10] | Investment Adviser: ING Life Insurance and Annuity Company. Subadviser: Robert Fleming, Inc., a subsidiary of J.P. Morgan Chase & Co. | A *nondiversified* Portfolio that seeks growth from capital appreciation. | Gross: 1.10% Net: 1.10% |
| **ING PIMCO Total Return Portfolio (Service Class)**[10, 11] | Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. | Gross: 1.10% Net: 1.10% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **ING Salomon Brothers Aggressive Growth Portfolio (Service Class)**[11] | <u>Investment Adviser:</u> ING Life Insurance and Annuity Company <u>Subadviser:</u> Salomon Brothers Asset Management Inc. | Seeks long-term growth of capital. | Gross: 1.07% Net: 1.07% |
| **ING UBS Tactical Asset Allocation Portfolio (Initial Class)** | <u>Investment Adviser:</u> ING Life Insurance and Annuity Company <u>Sub-Adviser:</u> UBS Global Asset Management (US) Inc. | Seeks total return, consisting of long-term capital appreciation and current income. | Gross: 1.10% Net: 1.10% |
| **ING Van Kampen Comstock Portfolio (Initial Class)**[10] | <u>Investment Adviser:</u> ING Life Insurance and Annuity Company <u>Sub-Adviser:</u> Van Kampen | Seeks capital growth and income. | Gross: 0.95% Net: 0.95% |
| **ING VP Bond Portfolio (Class R)**[12] | <u>Investment Adviser:</u> ING Investments, LLC <u>Sub-Adviser:</u> Aeltus Investment Management, Inc. | Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. | Gross: 0.49% Net: 0.49% |
| **ING VP Index Plus LargeCap Portfolio (Class R)**[12] | <u>Investment Adviser:</u> ING Investments, LLC <u>Sub-Adviser:</u> Aeltus Investment Management, Inc. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. | Gross: 0.45% Net: 0.45% |
| **ING VP Index Plus MidCap Portfolio (Class R)**[12] | <u>Investment Adviser:</u> ING Investments, LLC <u>Sub-Adviser:</u> Aeltus Investment Management, Inc. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk. | Gross: 0.53% Net: 0.53% |
| **ING VP Index Plus SmallCap Portfolio (Class R)**[12, 13] | <u>Investment Adviser:</u> ING Investments, LLC <u>Sub-Adviser:</u> Aeltus Investment Management, Inc. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk. | Gross: 0.63% Net: 0.60% |
| **ING VP Growth Opportunities Portfolio (Class R)**[13, 14] | <u>Investment Adviser:</u> ING Investments, LLC | Seeks long-term growth of capital. | Gross: 1.34% Net: 0.90% |
| **ING VP Growth + Value Portfolio (Class R)**[13, 14] | <u>Investment Adviser:</u> ING Investments, LLC <u>Sub-Adviser:</u> Navellier Fund Management, Inc. | Seeks capital appreciation | Gross: 1.18% Net: 0.80% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **ING VP High Yield Bond Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: ING Investments Management, LLC | Seeks high income and capital appreciation. | Gross: 1.46% Net: 0.80% |
| **ING VP International Value Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC | Seeks long term capital appreciation. | Gross:1.58% Net: 1.00% |
| **ING VP MagnaCap Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC | Seeks growth of capital, with dividend income as a secondary consideration. | Gross: 1.20% Net: 0.90% |
| **ING VP MidCap Opportunities Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC | Seeks long-term capital appreciation. | Gross: 1.53% Net: 0.90% |
| **ING VP Research Enhanced Index Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC <u>Sub-Adviser</u>: Aeltus Investment Management, Inc. | Seeks capital appreciation. | Gross: 1.66% Net: 0.90% |
| **ING VP SmallCap Opportunities Portfolio (Class R)**[13, 14] | <u>Investment Adviser</u>: ING Investments, LLC | Seeks long-term capital appreciation. | Gross: 1.23% Net: 0.90% |
| **Janus Aspen Growth Portfolio (Institutional Shares)**[15] | <u>Investment Adviser</u>: Janus Capital | Seeks long-term growth of capital in a manner consistent with the preservation of capital. | Gross: 0.67% Net: 0.67% |
| **Janus Aspen International Growth Portfolio (Institutional Shares)**[15] | <u>Investment Adviser</u>: Janus Capital | Seeks long-term growth of capital. | Gross: 0.74% Net: 0.74% |
| **Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)**[15] | <u>Investment Adviser</u>: Janus Capital | A *nondiversified* Portfolio that invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization ranges of the Russell MidCap Growth Index. | Gross: 0.67% Net: 0.67% |
| **Janus Aspen Worldwide Growth Portfolio (Institutional Shares)**[15] | <u>Investment Adviser</u>: Janus Capital | Seeks long-term growth of capital in a manner consistent with the preservation of capital. | Gross: 0.70% Net: 0.70% |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective | Total Annual Fund Expenses |
|---|---|---|---|
| **Neuberger Berman AMT Limited Maturity Bond Portfolio**[16] | Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC | Highest current income consistent with low risk to principal and liquidity and secondarily total return. | Gross: 0.76% Net: 0.76% |
| **Neuberger Berman AMT Partners Portfolio**[16] | Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC | Capital growth. | Gross: 0.91% Net: 0.91% |
| **Neuberger Berman AMT Socially Responsive Portfolio**[17] | Investment Adviser: Neuberger Berman Management Inc. Sub-Adviser: Neuberger Berman, LLC | Long-term capital growth. | Gross: 2.87% Net: 1.51% |
| **OpCap Equity Portfolio**[18] | Investment Adviser: OpCap Advisors LLC | Seeks long term capital appreciation. | Gross: 0.96% Net: 0.96% |
| **OpCap Global Equity Portfolio**[18] | Investment Adviser: OpCap Advisors LLC | Seeks long term capital appreciation. | Gross: 1.15%% Net: 1.15%% |
| **OpCap Managed Portfolio**[18] | Investment Adviser: OpCap Advisors LLC | Seeks growth of capital over time. | Gross: 0.88% Net: 0.88% |
| **OpCap Small Cap Portfolio**[18] | Investment Adviser: OpCap Advisors LLC | Seeks capital appreciation. | Gross: 0.91% Net: 0.91% |
| **Pioneer Mid Cap Value VCT Portfolio (Class I Shares)** | Investment Adviser: Pioneer Investment Management, Inc. | Seeks capital appreciation. | Gross: 0.80% Net: 0.80% |
| **Pioneer Small Cap Value VCT Portfolio (Class I Shares)**[19] | Investment Adviser: Pioneer Investment Management, Inc. | Seeks capital growth. | Gross: 2.76% Net: 1.25% |
| **Putnam VT Growth and Income Fund (Class IA Shares)** | Investment Adviser: Putnam Investment Management, LLC | Capital growth and current income. | Gross: 0.52% Net: 0.52% |
| **Putnam VT New Opportunities Fund (Class IA Shares)** | Investment Adviser: Putnam Investment Management, LLC | Long-term capital appreciation. | Gross:0.63% Net: 0.63% |
| **Putnam VT Small Cap Value Fund Class IA Shares** | Investment Adviser: Putnam Investment Management, LLC | Capital appreciation. | Gross:0.92% Net: 0.92% |
| **Putnam VT Voyager Fund (Class IA Shares)** | Investment Adviser: Putnam Investment Management, LLC | Capital appreciation. | Gross: 0.60% Net: 0.60% |

\*   Prior to May 1, 2003 the Service Class of shares of this fund were available through the policy. Effective May 1, 2003 the Institutional Class of fund shares replaced the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

1    The fund's adviser has contractually agreed to waive advisory fees or reimburse expenses of Series I and Series II shares to the extent necessary to limit Total Annual Fund Expenses (excluding Rule 12b-1 Plan fees, if any, interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to 1.30%.

2    The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time.

3    The estimated operating expenses for shares of each Portfolio are shown as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year.

4    The Management Agreement between the Trust and its Manager, DSI ("Manager"), provides for a "bundled fee" arrangement, under which the Manager provides, in addition to advisory services, administrative and other services necessary for the ordinary operation of the Portfolios, and pays for the services and information necessary to the proper conduct of the Portfolios' business, including custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services, in return for the single management fee. Therefore, the ordinary operating expenses borne by the Portfolios are normally expected to include such expenses as the cost of the Trustees who are not "interested persons" of the Manager, including the cost of the Trustees and Officers Errors and Omissions Liability Insurance coverage, any taxes paid by the Portfolios, expenses paid through the 12b-1 plan and service agreement, interest expenses from any borrowing, and similar expenses, and are normally expected to be low compared to mutual funds with more conventional expense structures. The Portfolios would also bear any extraordinary expenses.

5    A portion of the brokerage commissions that the AIM Capital Mid Cap, MFS Mid Cap Growth, Marsico Growth, and T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and the MFS Management fee waiver, the "Total Net Annual Fund Expenses" for each Portfolio for the year ended December 31, 2002 would have been 0.90%, 0.84%, 0.97%, 0.93%, respectively. This arrangement may be discontinued at any time.

6    The operating expenses for shares of each Portfolio are shown as a ratio of expenses to average daily net assets and are estimated because the class did not have full calendar year of operations. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year.

7    Directed Services, Inc. ("DSI") has voluntarily agreed to waive a portion of its management fee for the MFS Mid Cap Growth Portfolio. Including this waiver, the "Total Net Annual Fund Expenses" for the Portfolio for the year ended December 31, 2002, would have been 0.90. This arrangement may be discontinued by DSI at any time.

8    A portion of the brokerage commissions that MFS Total Return and T. Rowe Price Capital Appreciation Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions and MFS management fee waiver, the "Total Net Annual Fund Expenses" for each Portfolio for the year ended December 31, 2002 would have been 0.64% and 0.69%, respectively. This arrangement may be discontinued at any time.

9    Directed Services, Inc. ("DSI") has voluntarily agreed to waive a portion of its management fee for the MFS Total Return Portfolio. Including this waiver, the "Total Net Annual Fund Expenses" for the Portfolio for the year ended December 31, 2002, would have been 0.65%. This arrangement may be discontinued by DSI at any time.

10    The expenses shown are based on estimated expenses for the current fiscal year.

11    The expenses shown include a Shareholder Services fee of 0.25%.

12    Effective March 1, 2002, ING Investments, LLC, the investment adviser to each Portfolio, entered into written expense limitation agreements with each Portfolio (except Bond) under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by the investment adviser within three years. For each Portfolio, the expense limits will continue through at least December 31, 2003. The expense limitation agreements are contractual.

13    This expenses shown are based on the estimated operating expenses for each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year and fee waivers to which the Portfolio's adviser has agreed for each Portfolio.

14    ING Fund Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets. This amount is included in the expenses shown. ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The expense limits will continue through at least December 31, 2003.

15    All expenses are shown without the effect of any expense offset arrangements.

16    Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2006 to reimburse certain operating expenses, excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value. The expense reimbursement arrangements for the Portfolios are contractual for three years and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

17    Neuberger Berman Management Inc. ("NBMI") has undertaken through April 30, 2006 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense reimbursement arrangements for the Portfolios are contractual for three years and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

18    Total Annual Fund Expenses for the Equity, Managed and Small Cap Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Annual Fund Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets.

19    The Net Annual Fund Expenses reflect the contractual expense limitation in effect through December 31, 2003 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

# MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $50 for each personalized illustration you request after the first each policy year. **See Transaction Fees and Charges - Excess Illustration Fee.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

**Customer Service Center**
**P.O. Box 5011**
**2000 21$^{st}$ Avenue, N.W.**
**Minot, North Dakota 58703**
**1-877-253-5050**
**www.servicecenter@reliastar.com**

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (www.sec.gov) website (www.sec.gov) or at the SEC's Public Reference Room in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549-0102. More information about operation of the SEC's Public Reference Room can be obtained by calling 202-942-8090.

**1940 Act File No. 811-04208**
**1933 Act file No. 333-69431**

# PART B
## INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


# SELECT★LIFE VARIABLE ACCOUNT
## OF
# RELIASTAR LIFE INSURANCE COMPANY


**Statement of Additional Information dated May 1, 2003**

# FLEXDESIGN[®] VUL
**Variable Universal Life Insurance Policy**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING FlexDesign[®] VUL prospectus dated May 1, 2003. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Select★Life Variable Account.

A free prospectus is available upon request by contacting the ReliaStar Life Insurance Company's Customer Service Center at P.O. Box 5011, 2000 21[st] Avenue, NW, Minot, North Dakota 58703, by calling 1-877-253-5050 or by accessing the SEC's web site at www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

## TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota and an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our Home Office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

We established the Select★Life Variable Account (the "variable account") on October 11, 1984 under the laws of the State of Minnesota for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

# DISTRIBUTION OF THE POLICIES

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the National Association of Securities Dealers, Inc. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the year ended December 31, 2002, the aggregate amount paid to ING America Equities under our distribution agreement was $50,355.543.

Prior to May 1, 2002, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the principal underwriter (distributor) for the policies. We paid WSSI under a distribution agreement. For the years ended December 31, 2001 and 2000, the aggregate amount paid to WSSI under our distribution agreement was $56,727,215 and $69,346,267, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. A description of the manner in which the policies are purchased may be found in the prospectus under the section entitled "Purchasing a Policy."

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who in turn pay commissions to their agents/registered representatives who sell this policy. We may make loans to agents/registered representatives, or advance commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms, such as interest rate reduction and/or principal forgiveness, that may be conditioned on insurance sales.

Commissions generally will be no more than 100% of the premiums paid up to the annualized minimum monthly premium, plus 4% of additional premiums for the first policy year and lower thereafter.

In addition, a trail commission of 0.25% of the average monthly policy value (excluding any loan account value) during each policy year may be paid. Further, agents/registered representatives may be eligible to receive certain overrides and other benefits based on the amount of earned commissions.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

# PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, ADMINISTRATIVE AND MORTALITY AND EXPENSE RISK CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts.

Simply stated, average annual total returns show the percent change in values, with dividends and capital gains reinvested, after the deduction of all fund fees and charges, including investment management fees, distribution (12b-1) fees and other expenses. Average annual total returns are calculated according to the following formula:

$$(ERV + P)^{1/n} - 1 = T$$

Where:
- P = A hypothetical initial payment of $1,000.
- T = Average annual total return.
- n = Number of years.
- ERV = Ending redeemable value of the hypothetical $1,000 payment made at the beginning of the relevant period.

Unless otherwise noted, the returns represent annualized figures, i.e., they show the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted.

Any current yield quotation for a money market fund, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. Actual yields will depend on factors such as the type of instruments in the fund's portfolio, portfolio quality and average maturity, changes in interest rates and the fund's expenses.

Investment results of the funds will fluctuate over time and any presentation of past performance should not be considered as a representation of what may be achieved in the future.

The following table shows the performance history of the underlying funds available for investment through the sub-accounts of the variable account for the periods indicated.

**Average Annual Total Returns as of 3/31/03**

| Funds | 1-Mo* | 3-Mo* | YTD* | 1-Yr | 3-Yr | 5-Yr | 10-Yr | Since Fund Inception | Fund Inception Date |
|---|---|---|---|---|---|---|---|---|---|
| AIM V.I. Dent Demographic Trends Fund (Series I Shares) | 1.60% | 0.53% | 0.53% | (30.22%) | (30.00%) | | | (25.67%) | 12/29/1999 |
| Alger American Growth Portfolio (Class O Shares) | 1.91% | (0.45%) | (0.45%) | (30.96%) | (23.12%) | (3.09%) | 8.91% | | 01/09/1989 |
| Alger American Leveraged AllCap Portfolio (Class O Shares) | 2.42% | 3.41% | 3.41% | (28.32%) | (27.74%) | 1.25% | | 13.60% | 01/25/1995 |
| Alger American MidCap Growth Portfolio (Class O Shares) | 2.09% | 1.93% | 1.93% | (25.92%) | (15.22%) | 1.64% | | 12.44% | 05/03/1993 |
| Alger American Small Capitalization Portfolio (Class O Shares) | 0.58% | (0.90%) | (0.90%) | (26.93%) | 29.78%) | (10.97%) | 2.11% | | 09/21/1988 |
| American Funds Insurance Series - Growth Fund (Class 2)** | | | | | | | | | |
| American Funds Insurance Series - Growth - Income Fund (Class 2)** | | | | | | | | | |
| American Funds Insurance Series - International Fund (Class 2)** | | | | | | | | | |
| Fidelity® VIP *Contrafund*® Portfolio (Initial Class) | 2.20% | (2.08%) | (2.08%) | (13.72%) | (11.65%) | 0.89% | | 11.60% | 01/03/1995 |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | (0.60%) | (6.27%) | (6.27%) | (25.02%) | (6.28%) | (3.04%) | 8.20% | | 10/09/1986 |
| Fidelity® VIP Growth Portfolio (Initial Class) | 0.84% | (2.85%) | (2.85%) | (31.35%) | (22.92%) | (3.29%) | 7.72% | | 10/09/1986 |
| Fidelity® VIP High Income Portfolio (Initial Class) | 2.29% | 6.39% | 6.39% | 9.72% | (7.93%) | (5.83%) | 3.42% | | 09/19/1985 |
| Fidelity® VIP Index 500 Portfolio (Initial Class) | 0.96% | (3.20%) | (3.20%) | (24.90%) | (16.27%) | (3.99%) | 8.22% | | 08/27/1992 |
| Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) | 0.08% | 1.74% | 1.74% | 12.22% | 9.86% | 7.49% | 7.03% | | 12/05/1988 |

**Average Annual Total Returns as of 3/31/03**

| Funds | 1-Mo* | 3-Mo* | YTD* | 1-Yr | 3-Yr | 5-Yr | 10-Yr | Since Fund Inception | Fund Inception Date |
|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Money Market Portfolio (Initial Class) | 0.09% | 0.28% | 0.28% | 1.53% | 3.66% | 4.34% | 4.65% | | 04/01/1982 |
| ING AIM Capital Mid-Cap Growth Portfolio (Service Shares)** | | | | | | | | | |
| ING Hard Assets Portfolio (Institutional Shares)** | | | | | | | | | |
| ING International Portfolio (Service Shares)** | | | | | | | | | |
| ING Limited Maturity Bond Portfolio (Service Shares)** | | | | | | | | | |
| ING Liquid Assets Portfolio (Service Shares)** | | | | | | | | | |
| ING MFS Mid-Cap Growth Portfolio (Service Shares) | 1.25% | 0.28% | 0.28% | (44.26%) | (28.40%) | (4.72%) | | 7.22% | 10/07/1994 |
| ING MFS Total Return Portfolio (Institutional Shares)** | | | | | | | | | |
| ING Marsico Growth Portfolio (Service Shares)** | | | | | | | | | |
| ING Salomon Brothers Investors Portfolio (Institutional Shares)** | | | | | | | | | |
| ING T. Rowe Price Capital Appreciation Portfolio (Service Shares)*** | (0.42%) | (3.04%) | (3.04%) | (9.40%) | 9.00% | 6.75% | 8.85% | | 05/31/1989 |
| ING T. Rowe Price Equity Income Portfolio (Service Shares)** | | | | | | | | | |
| ING Van Kampen Real Estate Portfolio (Institutional Shares)** | | | | | | | | | |
| ING JPMorgan Mid-Cap Value Portfolio (Initial Class)** | | | | | | | | | |
| ING PIMCO Total Return Portfolio (Service Class)** | | | | | | | | | |
| ING Salomon Brothers Aggressive Growth Portfolio (Service Class)** | | | | | | | | | |
| ING UBS Tactical Asset Allocation Portfolio (Initial Class) | 0.96% | (3.26%) | (3.26%) | (25.48%) | | | | (19.74%) | 12/10/2001 |
| ING Van Kampen Comstock Portfolio (Initial Class) | 0.12% | (3.11%) | (3.11%) | | | | | (18.63%) | 05/01/2002 |
| ING VP Bond Portfolio (Class R) | 0.29% | 2.07% | 2.07% | 11.26% | 9.17% | 6.84% | 6.74% | | 05/15/1973 |
| ING VP Index Plus LargeCap Portfolio (Class R) | 1.06% | (3.23%) | (3.23%) | (24.00%) | (16.68%) | (3.17%) | | 5.59% | 09/16/1996 |
| ING VP Index Plus MidCap Portfolio (Class R) | 0.71% | (3.96%) | (3.96%) | (21.49%) | (4.58%) | 5.36% | | 7.81% | 12/16/1997 |
| ING VP Index Plus SmallCap Portfolio (Class R) | 0.75% | (5.43%) | (5.43%) | (22.96%) | (3.48%) | (1.66%) | | 0.97% | 12/19/1997 |
| ING VP Growth Opportunities Portfolio (Class R) | (0.27%) | (1.60%) | (1.60%) | (28.90%) | | | | (28.91%) | 04/30/2000 |
| ING VP Growth + Value Portfolio (Class R) | 1.57% | (1.72%) | (1.72%) | (32.40%) | (32.88%) | (4.44%) | | 5.60% | 05/06/1994 |

**Average Annual Total Returns as of 3/31/03**

| Funds | 1-Mo* | 3-Mo* | YTD* | 1-Yr | 3-Yr | 5-Yr | 10-Yr | Since Fund Inception | Fund Inception Date |
|---|---|---|---|---|---|---|---|---|---|
| ING VP High Yield Bond Portfolio (Class R) | 2.38% | 5.16% | 5.16% | 1.56% | (1.14%) | (2.79%) | | 3.33% | 05/06/1994 |
| ING VP International Value Portfolio (Class R) | (2.61%) | (8.72%) | (8.72%) | (26.07%) | (9.65%) | 0.96% | | 4.07% | 08/08/1997 |
| ING VP MagnaCap Portfolio (Class R) | (0.45%) | (3.37%) | (3.37%) | (27.19%) | | | | (12.48%) | 05/01/2000 |
| ING VP MidCap Opportunities Portfolio (Class R) | 0.45% | 0.22% | 0.22% | (25.08%) | | | | (23.86%) | 04/30/2000 |
| ING VP Research Enhanced Index Portfolio (Class R) | 1.07% | (3.40%) | (3.40%) | (24.73%) | (16.98%) | (9.62%) | | (1.57%) | 05/06/1994 |
| ING VP SmallCap Opportunities Portfolio (Class R) | (0.78%) | (4.69%) | (4.69%) | (39.66%) | (30.43%) | 0.80% | | 6.64% | 05/06/1994 |
| Janus Aspen Growth Portfolio (Institutional Shares) | 0.85% | (2.12%) | (2.12%) | (28.18%) | (24.80%) | (4.35%) | | 6.47% | 09/13/1993 |
| Janus Aspen International Growth Portfolio (Institutional Shares) | (2.07%) | (9.94%) | (9.94%) | (32.14%) | (27.73%) | (4.12%) | | 6.59% | 05/02/1994 |
| Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) | 1.60% | (0.06%) | (0.06%) | (20.89%) | (35.39%) | (4.30%) | | 7.05% | 09/13/1993 |
| Janus Aspen Worldwide Growth Portfolio (Institutional Shares) | (1.38%) | (8.17%) | (8.17%) | (31.01%) | (26.17%) | (4.19%) | | 9.13% | 09/13/1993 |
| Neuberger Berman AMT Limited Maturity Bond Portfolio | 0.07% | 0.74% | 0.74% | 5.92% | 6.97% | 5.21% | 5.25% | | 09/10/1984 |
| Neuberger Berman AMT Partners Portfolio | 0.27% | (1.75%) | (1.75%) | (27.46%) | (10.14%) | (6.01%) | | 7.06% | 03/22/1994 |
| Neuberger Berman AMT Socially Responsive Portfolio | 2.29% | 1.96% | 1.96% | (14.04%) | (5.80%) | | | (1.20%) | 02/18/1999 |
| OpCap Equity Portfolio | 0.33% | (4.82%) | (4.82%) | (24.94%) | (7.35%) | (4.82%) | 7.57% | | 08/01/1988 |
| OpCap Global Equity Portfolio | (1.08%) | (5.25%) | (5.25%) | (22.35%) | (10.30%) | (2.32%) | | 5.80% | 03/01/1995 |
| OpCap Managed Portfolio | (0.51%) | (2.98%) | (2.98%) | (20.12%) | (5.01%) | (2.86%) | 8.51% | | 08/01/1988 |
| OpCap Small Cap Portfolio | 1.91% | (5.80%) | (5.80%) | (31.30%) | 3.52% | (1.27%) | 6.54% | | 08/01/1988 |
| Pioneer Mid Cap Value VCT Portfolio (Class I Shares) | 0.49% | (3.55%) | (3.55%) | (19.25%) | 1.77% | 1.03% | | 8.70% | 03/01/1995 |
| Pioneer Small Cap Value VCT Portfolio (Class I Shares) | 0.35% | (7.58%) | (7.58%) | (27.46%) | | | | (10.79%) | 11/08/2001 |
| Putnam VT Growth and Income Fund (Class IA Shares) | 3.37% | (3.87%) | (3.87%) | (25.63%) | (14.06%) | (6.88%) | 3.44% | | 05/01/1992 |
| Putnam VT New Opportunities Fund (Class IA Shares) | 1.41% | (1.29%) | (1.29%) | (28.54%) | (32.41%) | (8.20%) | | 5.39% | 05/02/1994 |
| Putnam VT Small Cap Value Fund (Class IA Shares) | 0.58% | (5.01%) | (5.01%) | (28.60%) | 1.96% | | | 4.22% | 04/30/1999 |
| Putnam VT Voyager Fund (Class IA Shares) | 1.89% | (1.45%) | (1.45%) | (26.80%) | (24.96%) | (4.31%) | 8.30% | | 02/01/1988 |

\*     Returns not annualized.

\*\*    These funds did not become available under the policy until May 1, 2003, the date of this Statement of Additional Information. No performance for these funds is currently shown herein, but subsequent advertisements, sales literature, reports to policy owners or prospective purchasers and amendments to this Statement of Additional Information will contain performance information for the relevant period(s) of time.

\*\*\*  Effective May 1, 2003 the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's and Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

## EXPERTS

The statement of assets and liabilities of the Select★Life Variable Account as of December 31, 2002, and the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the statutory-basis financial statements of ReliaStar Life Insurance Company as of December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

## FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2002 and have been audited by Ernst & Young LLP, independent auditors.

The statutory-basis financial statements of the company as of December 31, 2002 and 2001 and for the two years in the period ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account.

The statutory-basis financial statements of the company as of December 31, 2002 and 2001 and for the two years in the period ended December 31, 2002, have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Minnesota Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

ReliaStar Select★Life Variable Account

Financial Statements

**Year ended December 31, 2002**

# Contents

# Report of Independent Auditors

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statement of assets and liabilities of ReliaStar Life Insurance Company Select★Variable Account (the "Account") (comprised of the AIM V.I. Dent Demographic Trends, Alger American Growth, Alger American Leveraged AllCap, Alger American MidCap Growth, Alger American Small Capitalization, Fidelity® VIP Equity-Income, Fidelity® VIP Growth, Fidelity® VIP High Income, Fidelity® VIP Money Market, Fidelity® VIP Overseas, Fidelity® VIP II *Asset Manager*<sup>SM</sup>, Fidelity® VIP II Contrafund®, Fidelity® VIP II Index 500, Fidelity® VIP II Investment Grade Bond, GCG Trust Fully Managed, GCG Trust Mid-Cap Growth, ING VP Bond, ING UBS Tactical Asset Allocation, ING Van Kampen Comstock, ING VP Index Plus LargeCap, ING VP Index Plus MidCap, ING VP Index Plus SmallCap, ING VP Growth Opportunities, ING VP Growth + Value, ING VP High Yield Bond, ING VP International Value, ING VP MagnaCap, ING VP MidCap Opportunities, ING VP Research Enhanced Index, ING VP SmallCap Opportunities, Janus Aspen Aggressive Growth, Janus Aspen Growth, Janus Aspen International Growth, Janus Aspen Worldwide Growth, Neuberger Berman AMT Limited Maturity Bond, Neuberger Berman AMT Partners, Neuberger Berman AMT Socially Responsive, OCC Accumulation Trust Equity, OCC Accumulation Trust Global Equity, OCC Accumulation Trust Managed, OCC Accumulation Trust Small Cap, Pioneer MidCap Value VCT, Pioneer SmallCap Value VCT, Putman VT Diversified Income, Putman VT Growth and Income, Putnam VT International Growth, Putnam VT New Opportunities, Putnam VT Small Cap Value, Putnam VT Utilities Growth and Income and Putnam VT Voyager Divisions) as of December 31, 2002, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ReliaStar Life Insurance Company Select★Variable Account at December 31, 2002, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 14, 2003

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities

### December 31, 2002
*(Dollars in thousands, except for unit data)*

| | AIM V.I. Dent Demographic Trends | Alger American Growth | Alger American Leveraged AllCap | Alger American MidCap Growth |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $3,425 | $33,851 | $2,676 | $16,748 |
| Total assets | 3,425 | 33,851 | 2,676 | 16,748 |
| | | | | |
| Net assets | $3,425 | $33,851 | $2,676 | $16,748 |
| | | | | |
| Accumulation units outstanding: | | | | |
| Select*Life I | - | 211,198.196 | - | 117,748.534 |
| Select*Life Series 2000 | 940,942.756 | 3,241,457.321 | 638,565.533 | 1,266,838.158 |
| | | | | |
| Value per accumulation unit: | | | | |
| Select*Life I | - | $9.41 | - | $11.62 |
| Select*Life Series 2000 | $3.64 | $9.83 | $4.19 | $12.14 |
| | | | | |
| Total number of mutual fund shares | 903,819 | 1,374,389 | 128,328 | 1,345,252 |
| | | | | |
| Cost of mutual fund shares | $4,296 | $54,603 | $3,121 | $19,582 |

*See accompanying notes.*

Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| Alger American Small Capitalization | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Money Market | Fidelity® VIP Overseas | Fidelity® VIP II *Asset Manager*[SM] |
|---|---|---|---|---|---|---|
| $5,220 | $83,106 | $99,310 | $13,890 | $69,344 | $8,400 | $17,370 |
| 5,220 | 83,106 | 99,310 | 13,890 | 69,344 | 8,400 | 17,370 |
| $5,220 | $83,106 | $99,310 | $13,890 | $69,344 | $8,400 | $17,370 |
| 66,874.579 | 832,394.665 | 1,091,910.205 | 230,607.862 | 378,680.066 | 206,605.283 | 430,484.340 |
| 761,923.385 | 2,551,611.199 | 3,298,987.243 | 780,335.323 | 4,030,383.473 | 450,410.118 | 488,113.315 |
| $6.05 | $34.21 | $34.09 | $21.08 | $19.96 | $15.76 | $21.97 |
| $6.32 | $21.41 | $18.82 | $11.57 | $15.33 | $11.42 | $16.21 |
| 427,543 | 4,576,324 | 4,236,765 | 2,342,341 | 69,343,566 | 765,018 | 1,362,348 |
| $5,835 | $97,772 | $151,120 | $13,698 | $69,344 | $14,629 | $21,948 |

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

### December 31, 2002
*(Dollars in thousands, except for unit data)*

|  | Fidelity® VIP II Contrafund® | Fidelity® VIP II Index 500 | Fidelity® VIP II Investment Grade Bond | GCG Trust Fully Managed |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $63,546 | $67,202 | $20,365 | $5,405 |
| Total assets | 63,546 | 67,202 | 20,365 | 5,405 |
| Net assets | $63,546 | $67,202 | $20,365 | $5,405 |
| Accumulation units outstanding: | | | | |
| Select*Life I | 176,057.334 | 254,284.185 | 119,416.748 | - |
| Select*Life Series 2000 | 2,784,585.422 | 2,857,019.281 | 976,363.514 | 527,824.178 |
| Value per accumulation unit: | | | | |
| Select*Life I | $11.87 | $21.48 | $21.81 | - |
| Select*Life Series 2000 | $22.07 | $21.61 | $18.19 | $10.24 |
| Total number of mutual fund shares | 3,510,814 | 672,559 | 1,486,524 | 315,528 |
| Cost of mutual fund shares | $76,754 | $88,298 | $19,104 | $5,593 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| | GCG Trust Mid-Cap Growth | ING VP Bond | ING UBS Tactical Asset Allocation | ING Van Kampen Comstock | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap |
|---|---|---|---|---|---|---|---|
| | $690 | $281 | $7 | $225 | $37 | $105 | $80 |
| | 690 | 281 | 7 | 225 | 37 | 105 | 80 |
| | $690 | $281 | $7 | $225 | $37 | $105 | $80 |
| | - | - | - | - | - | - | - |
| | 172,418.688 | 26,156.000 | 909.048 | 26,741.536 | 4,500.577 | 12,871.985 | 10,117.880 |
| | - | - | - | - | - | - | - |
| | $4.00 | $10.75 | $8.13 | $8.40 | $8.25 | $8.17 | $7.89 |
| | 95,059 | 20,783 | 309 | 26,897 | 3,420 | 8,866 | 8,023 |
| | $697 | $282 | $8 | $218 | $38 | $106 | $83 |

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

### December 31, 2002
*(Dollars in thousands, except for unit data)*

| | ING VP Growth Opportunities | ING VP Growth + Value | ING VP High Yield Bond | ING VP International Value |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $2,005 | $12,837 | $1,744 | $11,956 |
| Total assets | 2,005 | 12,837 | 1,744 | 11,956 |
| | | | | |
| Net assets | $2,005 | $12,837 | $1,744 | $11,956 |
| | | | | |
| Accumulation units outstanding: | | | | |
| Select*Life I | - | 85,784.538 | 9,440.739 | 50,155.601 |
| Select*Life Series 2000 | 533,206.860 | 1,305,619.519 | 186,657.297 | 823,411.537 |
| | | | | |
| Value per accumulation unit: | | | | |
| Select*Life I | - | $8.86 | $8.53 | $13.14 |
| Select*Life Series 2000 | $3.76 | $9.25 | $8.91 | $13.72 |
| | | | | |
| Total number of mutual fund shares | 534,557 | 1,300,597 | 614,244 | 1,390,278 |
| | | | | |
| Cost of mutual fund shares | $2,597 | $21,157 | $1,953 | $12,081 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

### December 31, 2002
*(Dollars in thousands, except for unit data)*

| ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Research Enhanced Index | ING VP SmallCap Opportunities | Janus Aspen Aggressive Growth | Janus Aspen Growth | Janus Aspen International Growth |
|---|---|---|---|---|---|---|
| $1,140 | $1,410 | $1,811 | $17,464 | $22,456 | $20,311 | $16,100 |
| 1,140 | 1,410 | 1,811 | 17,464 | 22,456 | 20,311 | 16,100 |
| $1,140 | $1,410 | $1,811 | $17,464 | $22,456 | $20,311 | $16,100 |
| - | - | 4,918.741 | 75,334.491 | 212,607.559 | 126,917.957 | 87,569.837 |
| 162,232.755 | 312,598.824 | 192,443.168 | 906,427.224 | 2,071,637.900 | 2,039,084.571 | 1,545,695.459 |
| - | - | $6.38 | $11.39 | $9.45 | $9.01 | $9.46 |
| $7.03 | $4.51 | $9.25 | $18.32 | $9.87 | $9.40 | $9.88 |
| 167,207 | 313,299 | 615,828 | 1,639,840 | 1,417,650 | 1,390,219 | 930,660 |
| $1,355 | $1,773 | $2,304 | $27,465 | $46,114 | $33,851 | $16,557 |

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| | Janus Aspen Worldwide Growth | Neuberger Berman AMT Limited Maturity Bond | Neuberger Berman AMT Partners | Neuberger Berman AMT Socially Responsive |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $39,797 | $12,206 | $8,029 | $698 |
| Total assets | 39,797 | 12,206 | 8,029 | 698 |
| Net assets | $39,797 | $12,206 | $8,029 | $698 |
| Accumulation units outstanding: | | | | |
| Select*Life I | 333,298.229 | 32,628.796 | 52,876.892 | - |
| Select*Life Series 2000 | 3,597,864.405 | 887,155.627 | 885,174.392 | 80,173.829 |
| Value per accumulation unit: | | | | |
| Select*Life I | $9.73 | $12.73 | $8.21 | - |
| Select*Life Series 2000 | $10.16 | $13.29 | $8.58 | $8.70 |
| Total number of mutual fund shares | 1,890,577 | 904,157 | 704,268 | 75,995 |
| Cost of mutual fund shares | $59,092 | $11,958 | $9,415 | $774 |

*See accompanying notes.*

## Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| | OCC Equity | OCC Global Equity | OCC Managed | OCC Small Cap | Pioneer Mid Cap Value VCT | Pioneer Small Cap Value VCT | Putnam VT Diversified Income |
|---|---|---|---|---|---|---|---|
| | $3,984 | $1,619 | $8,519 | $12,019 | $1,145 | $140 | $1,098 |
| | 3,984 | 1,619 | 8,519 | 12,019 | 1,145 | 140 | 1,098 |
| | $3,984 | $1,619 | $8,519 | $12,019 | $1,145 | $140 | $1,098 |
| | 15,261.329 | 17,346.104 | 62,298.232 | 78,076.192 | - | - | 2,525.699 |
| | 387,361.436 | 142,596.385 | 798,271.698 | 997,427.493 | 136,600.464 | 18,316.930 | 72,154.037 |
| | $9.49 | $9.74 | $9.51 | $10.73 | - | - | $14.28 |
| | $9.91 | $10.17 | $9.93 | $11.21 | $8.38 | $7.62 | $14.72 |
| | 155,457 | 150,444 | 259,951 | 558,511 | 76,659 | 15,221 | 128,444 |
| | $4,483 | $1,622 | $10,178 | $14,844 | $1,147 | $139 | $1,291 |

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| | Putnam VT Growth and Income | Putnam VT International Growth | Putnam VT New Opportunities | Putnam VT Small Cap Value |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds at fair value | $35,471 | $1,093 | $27,087 | $3,690 |
| Total assets | 35,471 | 1,093 | 27,087 | 3,690 |
| Net assets | $35,471 | $1,093 | $27,087 | $3,690 |
| Accumulation units outstanding: | | | | |
| Select*Life I | 104,733.779 | - | - | - |
| Select*Life Series 2000 | 1,672,961.943 | 152,494.067 | 1,947,334.981 | 409,142.480 |
| Value per accumulation unit: | | | | |
| Select*Life I | $19.05 | - | - | - |
| Select*Life Series 2000 | $20.01 | $7.17 | $13.91 | $9.02 |
| Total number of mutual fund shares | 1,891,782 | 107,672 | 2,331,062 | 301,710 |
| Cost of mutual fund shares | $44,183 | $843 | $46,878 | $3,756 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Assets and Liabilities (continued)

December 31, 2002
*(Dollars in thousands, except for unit data)*

| Putnam VT Utilities Growth and Income | Putnam VT Voyager |
|---|---|
| $1,197 | $72,929 |
| 1,197 | 72,929 |
| $1,197 | $72,929 |
| 5,230.850 | 247,665.046 |
| 77,705.656 | 3,543,059.492 |
| $14.06 | $18.65 |
| $14.46 | $19.28 |
| 125,099 | 3,472,828 |
| $2,034 | $125,148 |

# ReliaStar Select★Life Variable Account
## Statement of Operations

### For the year ended December 31, 2002
*(Dollars in thousands)*

| | AIM V.I. Dent Demographic Trends | Alger American Growth | Alger American Leveraged AllCap | Alger American MidCap Growth |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ 16 | $ - | $ - |
| Total investment income | - | 16 | - | - |
| | | | | |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 25 | 292 | 20 | 116 |
| Total expenses | 25 | 292 | 20 | 116 |
| Net investment income (loss) | (25) | (276) | (20) | (116) |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (2,185) | (4,498) | (1,369) | (3,477) |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2,185) | (4,498) | (1,369) | (3,477) |
| | | | | |
| Net unrealized appreciation (depreciation) of investments | 634 | (11,443) | 172 | (2,141) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (1,576) | $ (16,217) | $ (1,217) | $ (5,734) |

| | Fidelity® VIP II Contrafund® | Fidelity® VIP II Index 500 | Fidelity® VIP II Investment Grade Bond | GCG Trust Fully Managed |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ 544 | $ 945 | $ 499 | $ 140 |
| Total investment income | 544 | 945 | 499 | 140 |
| | | | | |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 552 | 563 | 113 | 23 |
| Total expenses | 552 | 563 | 113 | 23 |
| Net investment income (loss) | (8) | 382 | 386 | 117 |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (4,088) | (3,459) | 426 | (43) |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (4,088) | (3,459) | 426 | (43) |
| | | | | |
| Net unrealized appreciation (depreciation) of investments | (3,012) | (16,423) | 698 | (156) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (7,108) | $ (19,500) | $ 1,510 | $ (82) |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account
# Statement of Operations (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| Alger American Small Capitalization | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Money Market | Fidelity® VI Overseas | Fidelity® VIP II *Asset Manager*$^{SM}$ |
|---|---|---|---|---|---|---|
| $ - | $ 1,573 | $ 305 | $ 1,422 | $ 999 | $ 92 | $ 819 |
| - | 1,573 | 305 | 1,422 | 999 | 92 | 819 |
| 41 | 750 | 986 | 109 | 442 | 92 | 163 |
| 41 | 750 | 986 | 109 | 442 | 92 | 163 |
| (41) | 823 | (681) | 1,313 | 557 | - | 656 |
| (1,462) | (3,648) | (7,301) | (7,344) | - | (1,460) | (889) |
| - | 2,142 | - | - | - | - | - |
| (1,462) | (1,506) | (7,301) | (7,344) | - | (1,460) | (889) |
| (413) | (17,301) | (36,836) | 6,577 | - | (997) | (1,812) |
| $ (1,916) | $ (17,984) | $ (44,818) | $ 546 | $ 557 | $ (2,457) | $ (2,045) |

| GCG Trust Mid-Cap Growth | ING VP Bond | ING UBS Tactical Asset Allocation | ING Van Kampen Comstock | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap |
|---|---|---|---|---|---|---|
| $ - | $ 8 | $ - | $ 1 | $ - | $ - | $ - |
| - | 8 | - | 1 | - | - | - |
| 2 | - | - | - | - | - | - |
| 2 | - | - | - | - | - | - |
| (2) | 8 | - | 1 | - | - | - |
| (190) | 7 | - | (3) | (31) | - | (67) |
| - | - | - | - | - | - | - |
| (190) | 7 | - | (3) | (31) | - | (67) |
| (15) | - | - | 7 | (1) | (1) | (3) |
| $ (207) | $ 15 | $ - | $ 5 | $ (32) | $ (1) | $ (70) |

# ReliaStar Select★Life Variable Account

## Statement of Operations (continued)

### For the year ended December 31, 2002
*(Dollars in thousands)*

| | ING VP Growth Opportunities | ING VP Growth + Value | ING VP High Yield Bond | ING VP International Value |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ - | $ - | $ 157 | $ 96 |
| Total investment income | - | - | 157 | 96 |
| | | | | |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 15 | 112 | 10 | 71 |
| Total expenses | 15 | 112 | 10 | 71 |
| Net investment income (loss) | (15) | (112) | 147 | 25 |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (1,208) | (9,350) | (116) | (2,892) |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,208) | (9,350) | (116) | (2,892) |
| | | | | |
| Net unrealized appreciation (depreciation) of investments | 276 | 2,084 | (53) | 1,239 |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (947) | $ (7,378) | $ (22) | $ (1,628) |

| | Janus Aspen Series Worldwide Growth | Neuberger Berman AMT Limited Maturity Bond | Neuberger Berman AMT Partners | Neuberger Berman AMT Socially Responsive |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ 429 | $ 406 | $ 45 | $ - |
| Total investment income | 429 | 406 | 45 | - |
| | | | | |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 361 | 68 | 72 | 3 |
| Total expenses | 361 | 68 | 72 | 3 |
| Net investment income (loss) | 68 | 338 | (27) | (3) |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (12,807) | 124 | (2,154) | (32) |
| Capital gains distributions | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (12,807) | 124 | (2,154) | (32) |
| | | | | |
| Net unrealized appreciation (depreciation) of investments | (1,745) | 5 | (347) | (78) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (14,484) | $ 467 | $ (2,528) | $ (113) |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Operations (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Research Enhanced Index | ING VP SmallCap Opportunities | Janus Aspen Series Aggressive Growth | Janus Aspen Series Growth | Janus Aspen International Growth |
|---|---|---|---|---|---|---|---|
| | $ 11 | $ - | $ 28 | $ - | $ - | $ - | $ 162 |
| | 11 | - | 28 | - | - | - | 162 |
| | 5 | 7 | 16 | 160 | 177 | 185 | 137 |
| | 5 | 7 | 16 | 160 | 177 | 185 | 137 |
| | 6 | (7) | 12 | (160) | (177) | (185) | 25 |
| | (51) | (182) | (459) | (12,154) | (17,357) | (8,391) | (3,033) |
| | - | - | - | - | - | - | - |
| | (51) | (182) | (459) | (12,154) | (17,357) | (8,391) | (3,033) |
| | (200) | (228) | (79) | (607) | 8,575 | 338 | (389) |
| | $ (245) | $ (417) | $ (526) | $ (12,921) | $ (8,959) | $ (8,238) | $ (3,397) |

| | OCC Equity | OCC Global Equity | OCC Managed | OCC Small Cap | Pioneer Mid Cap Value VCT | Pioneer Small Cap Value VCT | Putnam VT Diversified Income |
|---|---|---|---|---|---|---|---|
| | $ 36 | $ 7 | $ 145 | $ 8 | $ - | $ - | $ 107 |
| | 36 | 7 | 145 | 8 | - | - | 107 |
| | 31 | 11 | 63 | 90 | 1 | - | 10 |
| | 31 | 11 | 63 | 90 | 1 | - | 10 |
| | 5 | (4) | 82 | (82) | (1) | - | 97 |
| | (770) | (467) | (313) | (284) | (25) | (7) | (51) |
| | 33 | - | - | 1,651 | 2 | - | - |
| | (737) | (467) | (313) | 1,367 | (23) | (7) | (51) |
| | (335) | 175 | (1,450) | (4,591) | (2) | 1 | 13 |
| | $ (1,067) | $ (296) | $ (1,681) | $ (3,306) | $ (26) | $ (6) | $ 59 |

# ReliaStar Select★Life Variable Account

## Statement of Operations (continued)

### For the year ended December 31, 2002
*(Dollars in thousands)*

| | Putnam VT Growth and Income Shares | Putnam VT International Growth | Putnam VT New Opportunities | Putnam VT Small Cap Value |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ 683 | $ 16 | $ - | $ 7 |
| Total investment income | 683 | 16 | - | 7 |
| | | | | |
| Expenses: | | | | |
| Mortality and expense risk and other charges | 323 | 12 | 260 | 18 |
| Total expenses | 323 | 12 | 260 | 18 |
| Net investment income (loss) | 360 | 4 | (260) | (11) |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (3,200) | 97 | (6,562) | (655) |
| Capital gains distributions | 227 | - | - | 24 |
| Total realized gain (loss) on investments and capital gains distributions | (2,973) | 97 | (6,562) | (631) |
| | | | | |
| Net unrealized appreciation (depreciation) of investments | (6,010) | 1,031 | (5,186) | (128) |
| | | | | |
| **Net increase (decrease) in net assets resulting from operations** | $ (8,623) | $ 1,132 | $ (12,008) | $ (770) |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Operations (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | Putnam VT Utilities Growth and Income | Putnam VT Voyager |
|---|---|---|
| | $ 57 | $ 750 |
| | 57 | 750 |
| | 13 | 726 |
| | 13 | 726 |
| | 44 | 24 |
| | (181) | (12,018) |
| | - | - |
| | (181) | (12,018) |
| | (316) | (15,787) |
| | $ (453) | $ (27,781) |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets

### For the year ended December 31, 2002
*(Dollars in thousands)*

| | AIM V.I. Dent Demographic Trends | Alger American Growth | Alger American Leveraged AllCap | Alger American MidCap Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2002** | $ 4,304 | $ 44,966 | $ 2,891 | $ 15,831 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (25) | (276) | (20) | (116) |
| Net realized gain (loss) on investments and capital gains distributions | (2,185) | (4,498) | (1,369) | (3,477) |
| Net unrealized appreciation (depreciation) of investments | 634 | (11,443) | 172 | (2,141) |
| Net increase (decrease) in net assets resulting from operations | (1,576) | (16,217) | (1,217) | (5,734) |
| Changes from principal transactions: | | | | |
| Premiums | 1,813 | 11,801 | 1,147 | 5,054 |
| Surrenders and other withdrawals | (135) | (1,575) | (92) | (597) |
| Transfer payments | (383) | (431) | 354 | 4,190 |
| Policy loans | (13) | (165) | (15) | (81) |
| Loan collateral interest | 2 | 52 | 1 | 17 |
| Death benefits | (10) | (103) | (8) | (8) |
| Contract charges | (577) | (4,477) | (385) | (1,924) |
| Increase (decrease) in assets derived from principal transactions | 697 | 5,102 | 1,002 | 6,651 |
| Total increase (decrease) | (879) | (11,115) | (215) | 917 |
| **Net assets at December 31, 2002** | $ 3,425 | $ 33,851 | $ 2,676 | $ 16,748 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| Alger American Small Capitalization | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Money Market | Fidelity® VIP Overseas | Fidelity® VIP II *Asset Manager*<sup>SM</sup> |
|---|---|---|---|---|---|---|
| $ 6,285 | $ 101,346 | $ 146,559 | $ 16,110 | $ 51,300 | $ 12,989 | $ 22,760 |
| (41) | 823 | (681) | 1,313 | 557 | - | 656 |
| (1,462) | (1,506) | (7,301) | (7,344) | - | (1,460) | (889) |
| (413) | (17,301) | (36,836) | 6,577 | - | (997) | (1,812) |
| (1,916) | (17,984) | (44,818) | 546 | 557 | (2,457) | (2,045) |
| 1,814 | 12,220 | 17,421 | 2,328 | 37,394 | (4) | (3) |
| (297) | (4,449) | (6,244) | (619) | (4,770) | (649) | (1,004) |
| 22 | (512) | (3,124) | (3,112) | (8,591) | (591) | (776) |
| (15) | (837) | (1,550) | (153) | (638) | (154) | (221) |
| 9 | 287 | 500 | 55 | 255 | - | - |
| (5) | (149) | (216) | (55) | (222) | (86) | (135) |
| (677) | (6,816) | (9,218) | (1,210) | (5,941) | (648) | (1,206) |
| 851 | (256) | (2,431) | (2,766) | 17,487 | (2,132) | (3,345) |
| (1,065) | (18,240) | (47,249) | (2,220) | 18,044 | (4,589) | (5,390) |
| $ 5,220 | $ 83,106 | $ 99,310 | $ 13,890 | $ 69,344 | $ 8,400 | $ 17,370 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | Fidelity® VIP II Contrafund® | Fidelity® VIP II Index 500 | Fidelity® VIP II Investment Grade Bond | GCG Trust Fully Managed |
|---|---|---|---|---|
| **Net assets at January 1, 2002** | $ 68,158 | $ 81,285 | $ 12,228 | $ 1,450 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | 382 | 386 | 117 |
| Net realized gain (loss) on investments and capital gains distributions | (4,088) | (3,459) | 426 | (43) |
| Net unrealized appreciation (depreciation) of investments | (3,012) | (16,423) | 698 | (156) |
| Net increase (decrease) in net assets resulting from operations | (7,108) | (19,500) | 1,510 | (82) |
| Changes from principal transactions: | | | | |
| Premiums | 12,749 | 18,360 | 3,096 | 1,411 |
| Surrenders and other withdrawals | (3,516) | (4,486) | (677) | (221) |
| Transfer payments | (85) | (135) | 5,792 | 3,289 |
| Policy loans | (496) | (407) | (80) | 5 |
| Loan collateral interest | 79 | 157 | 35 | 6 |
| Death benefits | (105) | (112) | (14) | - |
| Contract charges | (6,130) | (7,960) | (1,525) | (453) |
| Increase (decrease) in assets derived from principal transactions | 2,496 | 5,417 | 6,627 | 4,037 |
| Total increase (decrease) | (4,612) | (14,083) | 8,137 | 3,955 |
| **Net assets at December 31, 2002** | $63,546 | $67,202 | $20,365 | $ 5,405 |

*See accompanying notes.*

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| GCG Trust Mid-Cap Growth | ING VP Bond | ING UBS Tactical Asset Allocation | ING Van Kampen Comstock | ING VP Index Plus LargeCap | ING VP Index Plus MidCap | ING VP Index Plus SmallCap |
|---|---|---|---|---|---|---|
| $ 170 | $ - | $ - | $ - | $ - | $ - | $ - |
| (2) | 8 | - | 1 | - | - | - |
| (190) | 7 | - | (3) | (31) | - | (67) |
| (15) | - | - | 7 | (1) | (1) | (3) |
| (207) | 15 | - | 5 | (32) | (1) | (70) |
| 249 | 53 | - | 68 | 4 | 23 | 15 |
| (9) | (4) | - | - | - | - | - |
| 552 | 234 | 8 | 161 | 65 | 87 | 139 |
| (1) | - | - | - | - | - | - |
| - | - | - | - | - | - | - |
| - | - | - | - | - | - | - |
| (64) | (17) | (1) | (9) | - | (4) | (4) |
| 727 | 266 | 7 | 220 | 69 | 106 | 150 |
| 520 | 281 | 7 | 225 | 37 | 105 | 80 |
| $ 690 | $ 281 | $ 7 | $ 225 | $ 37 | $ 105 | $ 80 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | ING VP Growth Opportunities | ING VP Growth + Value | ING VP High Yield Bond | ING VP International Value |
|---|---|---|---|---|
| **Net assets at January 1, 2002** | $ 2,600 | $ 18,089 | $ 1,220 | $ 7,806 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | (112) | 147 | 25 |
| Net realized gain (loss) on investments and capital gains distributions | (1,208) | (9,350) | (116) | (2,892) |
| Net unrealized appreciation (depreciation) of investments | 276 | 2,084 | (53) | 1,239 |
| Net increase (decrease) in net assets resulting from operations | (947) | (7,378) | (22) | (1,628) |
| Changes from principal transactions: | | | | |
| Premiums | 1,304 | 5,682 | 565 | 3,067 |
| Surrenders and other withdrawals | (131) | (555) | (58) | (205) |
| Transfer payments | (376) | (933) | 285 | 4,015 |
| Policy loans | (6) | (45) | (7) | (49) |
| Loan collateral interest | - | 26 | 1 | 10 |
| Death benefits | (10) | (34) | (4) | (15) |
| Contract charges | (429) | (2,015) | (236) | (1,045) |
| Increase (decrease) in assets derived from principal transactions | 352 | 2,126 | 546 | 5,778 |
| Total increase (decrease) | (595) | (5,252) | 524 | 4,150 |
| **Net assets at December 31, 2002** | $ 2,005 | $ 12,837 | $ 1,744 | $ 11,956 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Research Enhanced Index | ING VP SmallCap Opportunities | Janus Aspen Aggressive Growth | Janus Aspen Growth | Janus Aspen International Growth |
|---|---|---|---|---|---|---|---|
| | $ 503 | $ 1,313 | $ 2,208 | $ 26,824 | $ 30,499 | $ 29,811 | $ 18,555 |
| | 6 | (7) | 12 | (160) | (177) | (185) | 25 |
| | (51) | (182) | (459) | (12,154) | (17,357) | (8,391) | (3,033) |
| | (200) | (228) | (79) | (607) | 8,575 | 338 | (389) |
| | (245) | (417) | (526) | (12,921) | (8,959) | (8,238) | (3,397) |
| | 512 | 684 | 571 | 7,099 | 9,756 | 7,255 | 5,182 |
| | (28) | (45) | (104) | (698) | (1,323) | (930) | (676) |
| | 551 | 109 | (124) | (105) | (3,765) | (4,444) | (1,511) |
| | (1) | (9) | (5) | (248) | (142) | (57) | (62) |
| | - | 1 | 3 | 19 | 51 | 24 | 28 |
| | - | (1) | - | (35) | (53) | (78) | (22) |
| | (152) | (225) | (212) | (2,471) | (3,608) | (3,032) | (1,997) |
| | 882 | 514 | 129 | 3,561 | 916 | (1,262) | 942 |
| | 637 | 97 | (397) | (9,360) | (8,043) | (9,500) | (2,455) |
| | $ 1,140 | $ 1,410 | $ 1,811 | $ 17,464 | $ 22,456 | $ 20,311 | $ 16,100 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | Janus Aspen Worldwide Growth | Neuberger Berman AMT Limited Maturity Bond | Neuberger Berman AMT Partners | Neuberger Berman AMT Socially Responsive |
|---|---|---|---|---|
| **Net assets at January 1, 2002** | $ 53,757 | $ 7,482 | $ 9,503 | $ 621 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 68 | 338 | (27) | (3) |
| Net realized gain (loss) on investments and capital gains distributions | (12,807) | 124 | (2,154) | (32) |
| Net unrealized appreciation (depreciation) of investments | (1,745) | 5 | (347) | (78) |
| Net increase (decrease) in net assets resulting from operations | (14,484) | 467 | (2,528) | (113) |
| Changes from principal transactions: | | | | |
| Premiums | 12,485 | 2,833 | 2,048 | 303 |
| Surrenders and other withdrawals | (1,780) | (478) | (468) | (32) |
| Transfer payments | (5,161) | 3,012 | 390 | 33 |
| Policy loans | (152) | (54) | (27) | (2) |
| Loan collateral interest | 79 | 7 | 7 | - |
| Death benefits | (104) | (8) | (13) | - |
| Contract charges | (4,843) | (1,055) | (883) | (112) |
| Increase (decrease) in assets derived from principal transactions | 524 | 4,257 | 1,054 | 190 |
| Total increase (decrease) | (13,960) | 4,724 | (1,474) | 77 |
| **Net assets at December 31, 2002** | $ 39,797 | $ 12,206 | $ 8,029 | $ 698 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

### For the year ended December 31, 2002
*(Dollars in thousands)*

| | OCC Equity | OCC Global Equity | OCC Managed | OCC Small Cap | Pioneer Mid Cap Value VCT | Pioneer Small Cap Value VCT | Putnam VT Diversified Income |
|---|---|---|---|---|---|---|---|
| | $ 4,625 | $ 1,479 | $ 7,904 | $ 10,997 | $ - | $ - | $ 1,248 |
| | 5 | (4) | 82 | (82) | (1) | - | 97 |
| | (737) | (467) | (313) | 1,367 | (23) | (7) | (51) |
| | (335) | 175 | (1,450) | (4,591) | (2) | 1 | 13 |
| | (1,067) | (296) | (1,681) | (3,306) | (26) | (6) | 59 |
| | 1,282 | 408 | 2,307 | 2,959 | 76 | 35 | (6) |
| | (237) | (60) | (367) | (491) | (1) | - | (82) |
| | (63) | 270 | 1,355 | 3,153 | 1,109 | 118 | (49) |
| | (43) | (9) | (23) | (59) | - | - | (7) |
| | 3 | 3 | 15 | 15 | - | - | - |
| | (10) | (1) | (25) | (11) | - | - | - |
| | (506) | (175) | (966) | (1,238) | (13) | (7) | (65) |
| | 426 | 436 | 2,296 | 4,328 | 1,171 | 146 | (209) |
| | (641) | 140 | 615 | 1,022 | 1,145 | 140 | (150) |
| | $ 3,984 | $ 1,619 | $ 8,519 | $ 12,019 | $1,145 | $140 | $1,098 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| | Putnam VT Growth and Income | Putnam VT International Growth | Putnam VT New Opportunities | Putnam VT Small Cap Value |
|---|---|---|---|---|
| **Net assets at January 1, 2002** | $ 43,533 | $ 1,433 | $38,232 | $ 1,199 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 360 | 4 | (260) | (11) |
| Net realized gain (loss) on investments and capital gains distributions | (2,973) | 97 | (6,562) | (631) |
| Net unrealized appreciation (depreciation) of investments | (6,010) | 1,031 | (5,186) | (128) |
| Net increase (decrease) in net assets resulting from operations | (8,623) | 1,132 | (12,008) | (770) |
| Changes from principal transactions: | | | | |
| Premiums | 7,040 | 14 | 8,174 | 1,117 |
| Surrenders and other withdrawals | (1,881) | (52) | (1,565) | (130) |
| Transfer payments | (879) | (1,343) | (2,501) | 2,705 |
| Policy loans | (191) | (10) | (173) | (43) |
| Loan collateral interest | 68 | - | 66 | 3 |
| Death benefits | (80) | - | (29) | (2) |
| Contract charges | (3,516) | (81) | (3,109) | (389) |
| Increase (decrease) in assets derived from principal transactions | 561 | (1,472) | 863 | 3,261 |
| Total increase (decrease) | (8,062) | (340) | (11,145) | 2,491 |
| **Net assets at December 31, 2002** | $35,471 | $1,093 | $27,087 | $3,690 |

*See accompanying notes.*

Statement of Changes in Net Assets (continued)

For the year ended December 31, 2002
*(Dollars in thousands)*

| Putnam VT Utilities Growth and Income | Putnam VT Voyager |
|---|---|
| $ 1,915 | $ 101,802 |
| | |
| 44 | 24 |
| (181) | (12,018) |
| (316) | (15,787) |
| (453) | (27,781) |
| | |
| (2) | 16,684 |
| (81) | (4,312) |
| (62) | (5,336) |
| (10) | (612) |
| - | 177 |
| - | (115) |
| (110) | (7,578) |
| (265) | (1,092) |
| (718) | (28,873) |
| $1,197 | $ 72,929 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets

For the year ended December 31, 2001
*(Dollars in thousands)*

| | AIM V.I. Dent Demographic Trends | Alger American Growth | Alger American Leveraged AllCap | Alger American MidCap Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2001** | $ 3,547 | $ 42,521 | $ 1,641 | $ 11,552 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (27) | (229) | (16) | (98) |
| Net realized gain (loss) on investments and capital gains distributions | (679) | (5,076) | (90) | (987) |
| Net unrealized appreciation (depreciation) of investments | (738) | (228) | (219) | 87 |
| Net increase (decrease) in net assets resulting from operations | (1,444) | (5,533) | (325) | (998) |
| Changes from principal transactions: | | | | |
| Premiums | 2,242 | 13,082 | 1,227 | 3,966 |
| Surrenders and other withdrawals | (52) | (1,269) | (22) | (362) |
| Transfer payments | 576 | 712 | 662 | 3,444 |
| Policy loans | (9) | (234) | (1) | (107) |
| Loan collateral interest | 2 | 47 | 1 | 14 |
| Death benefits | (1) | (22) | - | (259) |
| Contract charges | (557) | (4,338) | (292) | (1,419) |
| Increase (decrease) in assets derived from principal transactions | 2,201 | 7,978 | 1,575 | 5,277 |
| Total increase (decrease) | 757 | 2,445 | 1,250 | 4,279 |
| **Net assets at December 31, 2001** | $ 4,304 | $ 44,966 | $ 2,891 | $ 15,831 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2001
*(Dollars in thousands)*

| Alger American Small Capitalization | Fidelity® VIP Equity-Income | Fidelity® VIP Growth | Fidelity® VIP High Income | Fidelity® VIP Money Market | Fidelity® VIP Overseas | Fidelity® VIP II *Asset Manager*SM |
|---|---|---|---|---|---|---|
| $ 7,213 | $ 101,008 | $ 180,603 | $ 14,721 | $ 43,171 | $ 19,925 | $ 27,650 |
| (42) | 851 | (1,172) | 1,796 | 1,515 | 779 | 884 |
| (3,774) | 5,021 | 15,415 | (3,072) | - | 748 | 275 |
| 1,654 | (11,744) | (47,409) | (544) | (1) | (5,631) | (2,541) |
| (2,162) | (5,872) | (33,166) | (1,820) | 1,514 | (4,104) | (1,382) |
| 2,198 | 11,756 | 18,916 | 2,557 | 52,297 | (2) | (14) |
| (155) | (4,280) | (6,831) | (689) | (1,685) | (851) | (1,210) |
| (114) | 6,382 | (1,736) | 2,536 | (37,594) | (842) | (536) |
| (32) | (1,336) | (1,980) | (127) | (1,270) | (315) | (381) |
| 5 | 256 | 455 | 49 | 173 | - | - |
| (9) | (498) | (259) | (19) | (352) | (21) | (69) |
| (659) | (6,070) | (9,443) | (1,098) | (4,954) | (801) | (1,298) |
| 1,234 | 6,210 | (878) | 3,209 | 6,615 | (2,832) | (3,508) |
| (928) | 338 | (34,044) | 1,389 | 8,129 | (6,936) | (4,890) |
| $ 6,285 | $ 101,346 | $ 146,559 | $ 16,110 | $ 51,300 | $ 12,989 | $ 22,760 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

### For the year ended December 31, 2001
*(Dollars in thousands)*

| | Fidelity® VIP II Contrafund® | Fidelity® VIP II Index 500 | Fidelity® VIP II Investment Grade Bond | GCG Trust Fully Managed |
|---|---|---|---|---|
| **Net assets at January 1, 2001** | $ 73,134 | $ 82,429 | $ 7,758 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (35) | 260 | 355 | 25 |
| Net realized gain (loss) on investments and capital gains distributions | 1,669 | 885 | 2 | 27 |
| Net unrealized appreciation (depreciation) of investments | (11,269) | (12,099) | 326 | (32) |
| Net increase (decrease) in net assets resulting from operations | (9,635) | (10,954) | 683 | 20 |
| Changes from principal transactions: | | | | |
| Premiums | 14,366 | 20,658 | 2,038 | 217 |
| Surrenders and other withdrawals | (2,977) | (3,642) | (360) | (1) |
| Transfer payments | (601) | 876 | 3,263 | 1,268 |
| Policy loans | (626) | (489) | (316) | - |
| Loan collateral interest | 70 | 124 | 15 | - |
| Death benefits | (80) | (105) | (7) | (1) |
| Contract charges | (5,493) | (7,612) | (846) | (53) |
| Increase (decrease) in assets derived from principal transactions | 4,659 | 9,810 | 3,787 | 1,430 |
| Total increase (decrease) | (4,976) | (1,144) | 4,470 | 1,450 |
| **Net assets at December 31, 2001** | $ 68,158 | $ 81,285 | $ 12,228 | $ 1,450 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2001
*(Dollars in thousands)*

| GCG Trust Mid-Cap Growth | ING VP Growth Opportunities | ING VP Growth + Value | ING VP High Yield Bond | ING VP International Value | ING VP MagnaCap | ING VP MidCap Opportunities | ING VP Research Enhanced Index |
|---|---|---|---|---|---|---|---|
| $  - | $ 1,611 | $ 17,550 | $  898 | $ 6,013 | $ 135 | $   417 | $ 2,181 |
| - | (14) | (125) | 99 | 58 | 3 | (4) | (5) |
| (3) | (276) | (1,286) | (188) | 43 | (7) | (107) | (76) |
| 9 | (596) | (4,812) | 74 | (858) | (14) | (109) | (204) |
| 6 | (886) | (6,223) | (15) | (757) | (18) | (220) | (285) |
| 52 | 1,557 | 6,843 | 368 | 1,909 | 247 | 517 | 601 |
| - | (21) | (363) | (36) | (201) | (6) | (12) | (56) |
| 118 | 725 | 2,114 | 147 | 1,488 | 208 | 774 | (14) |
| - | (7) | 91 | 9 | (39) | - | (7) | (15) |
| - | - | 23 | 1 | 8 | - | - | 3 |
| - | - | (35) | (4) | (14) | - | - | - |
| (6) | (379) | (1,911) | (148) | (601) | (63) | (156) | (207) |
| 164 | 1,875 | 6,762 | 337 | 2,550 | 386 | 1,116 | 312 |
| 170 | 989 | 539 | 322 | 1,793 | 368 | 896 | 27 |
| $ 170 | $ 2,600 | $ 18,089 | $ 1,220 | $ 7,806 | $ 503 | $ 1,313 | $ 2,208 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2001
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities | Janus Aspen Series Aggressive Growth | Janus Aspen Series Growth | Janus Aspen International Growth |
|---|---|---|---|---|
| **Net assets at January 1, 2001** | $ 27,836 | $ 39,493 | $ 34,078 | $ 19,102 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (191) | (231) | (208) | 70 |
| Net realized gain (loss) on investments and capital gains distributions | (382) | (1,458) | (464) | (9,178) |
| Net unrealized appreciation (depreciation) of investments | (8,302) | (15,612) | (8,582) | 4,758 |
| Net increase (decrease) in net assets resulting from operations | (8,875) | (17,301) | (9,254) | (4,350) |
| Changes from principal transactions: | | | | |
| Premiums | 7,578 | 13,259 | 10,025 | 5,328 |
| Surrenders and other withdrawals | (559) | (928) | (863) | (397) |
| Transfer payments | 3,454 | (18) | (749) | 729 |
| Policy loans | (166) | (126) | 47 | (103) |
| Loan collateral interest | 15 | 65 | 36 | 35 |
| Death benefits | (30) | (46) | (314) | (38) |
| Contract charges | (2,429) | (3,899) | (3,195) | (1,751) |
| Increase (decrease) in assets derived from principal transactions | 7,863 | 8,307 | 4,987 | 3,803 |
| Total increase (decrease) | (1,012) | (8,994) | (4,267) | (547) |
| **Net assets at December 31, 2001** | $ 26,824 | $ 30,499 | $ 29,811 | $ 18,555 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2001
*(Dollars in thousands)*

| Janus Aspen Series Worldwide Growth | Neuberger Berman AMT Limited Maturity Bond | Neuberger Berman AMT Partners | Neuberger Berman AMT Socially Responsive | OCC Equity | OCC Global Equity | OCC Managed | OCC Small Cap |
|---|---|---|---|---|---|---|---|
| $ 60,197 | $ 4,190 | $9,112 | $ 221 | $ 2,534 | $ 1,426 | $ 6,090 | $ 6,194 |
| (157) | 236 | (42) | (2) | (9) | (13) | 84 | (13) |
| (6,930) | (15) | 37 | (5) | (47) | (142) | 56 | 635 |
| (7,615) | 187 | (330) | (3) | (255) | (72) | (546) | 256 |
| (14,702) | 408 | (335) | (10) | (311) | (227) | (406) | 878 |
| 15,560 | 1,585 | 2,102 | 227 | 1,090 | 324 | 1,672 | 1,966 |
| (1,467) | (127) | (612) | (6) | (61) | (22) | (178) | (218) |
| (247) | 1,976 | 89 | 279 | 1,720 | 165 | 1,426 | 3,019 |
| (383) | 40 | (23) | (1) | (5) | (45) | (50) | (59) |
| 74 | 4 | 4 | - | 1 | 2 | 8 | 8 |
| (293) | (2) | (4) | - | (5) | - | (9) | (3) |
| (4,982) | (592) | (830) | (89) | (338) | (144) | (649) | (788) |
| 8,262 | 2,884 | 726 | 410 | 2,402 | 280 | 2,220 | 3,925 |
| (6,440) | 3,292 | 391 | 400 | 2,091 | 53 | 1,814 | 4,803 |
| $ 53,757 | $ 7,482 | $ 9,503 | $ 621 | $ 4,625 | $ 1,479 | $ 7,904 | $ 10,997 |

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

### For the year ended December 31, 2001
*(Dollars in thousands)*

| | Putnam VT Diversified Income | Putnam VT Growth and Income | Putnam VT International Growth | Putnam VT New Opportunities |
|---|---|---|---|---|
| **Net assets at January 1, 2001** | $ 1,423 | $ 42,843 | $ 2,229 | $ 49,552 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 89 | 342 | (15) | (341) |
| Net realized gain (loss) on investments and capital gains distributions | (61) | (859) | 250 | 7,190 |
| Net unrealized appreciation (depreciation) of investments | 12 | (2,653) | (749) | (22,537) |
| Net increase (decrease) in net assets resulting from operations | 40 | (3,170) | (514) | (15,688) |
| Changes from principal transactions: | | | | |
| Premiums | 7 | 7,601 | (10) | 9,976 |
| Surrenders and other withdrawals | (43) | (1,578) | (67) | (1,820) |
| Transfer payments | (80) | 1,574 | (91) | (20) |
| Policy loans | (18) | (421) | (19) | (394) |
| Loan collateral interest | - | 56 | - | 59 |
| Death benefits | - | (90) | - | (17) |
| Contract charges | (81) | (3,282) | (95) | (3,416) |
| Increase (decrease) in assets derived from principal transactions | (215) | 3,860 | (282) | 4,368 |
| Total increase (decrease) | (175) | 690 | (796) | (11,320) |
| **Net assets at December 31, 2001** | $ 1,248 | $43,533 | $ 1,433 | $ 38,232 |

*See accompanying notes.*

# ReliaStar Select★Life Variable Account

## Statement of Changes in Net Assets (continued)

For the year ended December 31, 2001
*(Dollars in thousands)*

| Putnam VT Small Cap Value | Putnam VT Utilities Growth and Income | Putnam VT Voyager |
|---|---|---|
| $ - | $ 2,902 | $ 124,602 |
| (3) | 56 | (791) |
| 41 | 100 | 24,195 |
| 62 | (778) | (52,546) |
| 100 | (622) | (29,142) |
| 162 | - | 20,445 |
| (1) | (109) | (4,303) |
| 998 | (57) | (915) |
| (4) | (38) | (928) |
| - | - | 160 |
| (1) | (18) | (124) |
| (55) | (143) | (7,993) |
| 1,099 | (365) | 6,342 |
| 1,119 | (987) | (22,800) |
| $ 1,199 | $ 1,915 | $ 101,802 |

## ReliaStar Select★Life Variable Account

## Notes to Financial Statements

### December 31, 2002

**1.      Organization**

ReliaStar Life Insurance Company Select★Life Variable Account (the "Account") was established by ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company") to support the operations of variable life policies ("Policies").  ReliaStar Life is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account Policies consist of the Select★Life I product and Select★Life Series 2000 product, which incorporates Select★Life II, Select★Life III, Variable Estate Design and Flex Design products. ReliaStar Life provides for variable accumulation and benefits under the Policies by crediting premium payments to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Policyholders. The portion of the Account's assets applicable to Policies will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

## 1. Organization (continued)

At December 31, 2002, the Account had fifty investment divisions (the "Divisions"), thirty-four of which invest in independently managed mutual funds and sixteen of which invest in mutual funds managed by an affiliate, either Directed Services, Inc., ING Life Insurance and Annuity Company, or ING Investments, LLC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2002 and related Trusts are as follows:

AIM Variable Insurance Funds:
- AIM V.I. Dent Demographic Trends Fund - Series I Shares

The Alger American Fund:
- Alger American Growth Portfolio
- Alger American Leveraged AllCap Portfolio
- Alger American MidCap Growth Portfolio
- Alger American Small Capitalization Portfolio

Fidelity® Variable Insurance Products Fund:
Fidelity® VIP Equity-Income Portfolio - Initial Class
- Fidelity® VIP Growth Portfolio - Initial Class
- Fidelity® VIP High Income Portfolio - Initial Class
- Fidelity® VIP Money Market Portfolio - Initial Class
- Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products Fund II:
- Fidelity® VIP II *Asset Manager*[SM] Portfolio - Initial Class
- Fidelity® VIP II Contrafund® Portfolio - Initial Class
- Fidelity® VIP II Index 500 Portfolio - Initial Class
- Fidelity® VIP II Investment Grade Bond Portfolio - Initial Class

The GCG Trust:
- GCG Trust Fully Managed Series - Class S*
- GCG Trust Mid-Cap Growth Series - Class S*

ING Income Shares:
- ING VP Bond Portfolio - Class R**

ING Partners, Inc.:
- ING UBS Tactical Asset Allocation Portfolio - Initial Class**
- ING Van Kampen Comstock Portfolio - Initial Class**

ING Variable Portfolios, Inc.:
- ING VP Index Plus LargeCap Portfolio - Class R**
- ING VP Index Plus MidCap Portfolio - Class R**
- ING VP Index Plus SmallCap Portfolio - Class R**

ING Variable Products Trust:
- ING VP Growth Opportunities Portfolio - Class R
- ING VP Growth + Value Portfolio

ING Variable Products Trust (continued):
- ING VP High Yield Bond Portfolio
- ING VP International Value Portfolio - Class R
- ING VP MagnaCap Portfolio - Class R
- ING VP MidCap Opportunities Portfolio - Class R
- ING VP Research Enhanced Index Portfolio
- ING VP SmallCap Opportunities Portfolio - Class R

Janus Aspen Series:
- Janus Aspen Aggressive Growth Portfolio - Institutional Shares
- Janus Aspen Growth Portfolio - Institutional Shares
- Janus Aspen International Growth Portfolio - Institutional Shares
- Janus Aspen Worldwide Growth Portfolio - Institutional Shares

Neuberger Berman Advisers Management Trust:
- Neuberger Berman AMT Limited Maturity Bond Portfolio
- Neuberger Berman AMT Partners Portfolio
- Neuberger Berman AMT Socially Responsive Portfolio

OCC Accumulation Trust:
- OCC Accumulation Trust Equity Portfolio
- OCC Accumulation Trust Global Equity Portfolio
- OCC Accumulation Trust Managed Portfolio
- OCC Accumulation Trust Small Cap Portfolio

Pioneer Variable Contracts Trust:
- Pioneer MidCap Value VCT Portfolio - Class I**
- Pioneer SmallCap Value VCT Portfolio - Class I**

Putnam Variable Trust:
- Putman VT Diversified Income Fund - Class IA Shares
- Putman VT Growth and Income Fund - Class IA Shares
- Putnam VT International Growth Fund - Class IA Shares
- Putnam VT New Opportunities Fund - Class IA Shares
- Putnam VT Small Cap Value Fund - Class IA Shares*
- Putnam VT Utilities Growth and Income Fund - Class IA Shares
- Putnam VT Voyager Fund - Class IA Shares

* Investment Division was added in 2001.
** Investment Division was added in 2002.

# ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

### 1. Organization (continued)

The names of certain Divisions and Trusts were changed during 2002. The following is a summary of current and former names for those Divisions and Trusts:

| Current Name | Former Name |
|---|---|
| ING Variable Products Trust | Pilgrim Variable Products Trust |
| ING VP Growth Opportunities | Pilgrim VP Growth Opportunities |
| ING VP Growth + Value | Pilgrim VP Growth + Value |
| ING VP High Yield Bond | Pilgrim VP High Yield Bond |
| ING VP International Value | Pilgrim VP International Value |
| ING VP MagnaCap | Pilgrim VP MagnaCap |
| ING VP MidCap Opportunities | Pilgrim VP MidCap Opportunities |
| ING VP Research Enhanced Index | Pilgrim VP Research Enhanced Index |
| ING VP SmallCap Opportunities | Pilgrim VP SmallCap Opportunities |

### 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

**Use of Estimates**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Investments**

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined using the specific identification basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as appreciation or depreciation of investments.

# ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

**2.      Significant Accounting Policies (continued)**

**Federal Income Taxes**

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code.    Earnings and realized capital gains of the Account attributable to the Policyholders are excluded in the determination of the federal income tax liability of ReliaStar Life.

**Policyholder Reserves**

Policyholder reserves are presented as net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the Policyholders invested in the Account Divisions. To the extent that benefits to be paid to the Policyholders exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

**3.      Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover ReliaStar Life's expenses in connection with the issuance and administration of the Policies.  Following is a summary of these charges:

**Premium Expense Charge**

ReliaStar Life deducts a premium charge ranging from 3.75% to 5.00% of each premium payment as defined in the Policy.

**Mortality and Expense Risk and Other Charges**

The monthly deduction includes a monthly mortality and expense risk charge, a cost of insurance charge, a monthly administrative charge, a monthly amount charge, and any charges for optional insurance benefits.

## ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

### 3. Charges and Fees (continued)

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Policies, deducts a mortality and expense risk charge from the assets of the Account. Monthly charges are deducted at annual rates ranging from 0.00% to 0.80% of the average daily net asset value of each Division of the Account to cover these risks.

The cost of insurance charge varies based on the insured's sex, issue age, Policy year, rate class, and the face amount of the Policy.

The monthly administrative charge is currently $8.25 per month and is guaranteed not to exceed $12 per month.

The monthly amount charge and charges for optional insurance benefits vary based on a number of factors and are defined in the Policy.

### Surrender and Lapse Charges

As defined in the Policy, ReliaStar Life assesses a surrender charge if the Policy lapses or is surrendered before a specified period.

### Other Charges

A transfer charge of $25 will be imposed on each transfer between Divisions in excess of twenty-four in any one calendar year. Charges for partial withdrawals are also imposed in accordance with the terms of the Policy.

### 4. Related Party Transactions

During the year ended December 31, 2002, management fees were paid to ING Investments, LLC, in its capacity as investment manager to the ING Income Shares, ING Variable Portfolios, Inc. and the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.60% to 1.00% of the average net assets of each respective Fund of the Trusts. Management fees also were paid to ING Life Insurance and Annuity Company, in its capacity as investment manager to ING Partners, Inc. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.35% to 1.00% of the average net assets of each respective Fund of the Trust.

# ReliaStar Select★Life Variable Account

# Notes to Financial Statements (continued)

## 5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | **2002** | | **2001** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Dent Demographic Trends | **$4,583** | **$3,911** | $4,385 | $2,210 |
| The Alger American Fund: | | | | |
| Alger American Growth | **17,764** | **12,939** | 36,305 | 23,197 |
| Alger American Leveraged AllCap | **3,752** | **2,771** | 6,499 | 4,867 |
| Alger American MidCap Growth | **19,718** | **13,183** | 41,656 | 31,097 |
| Alger American Small Capitalization | **14,766** | **13,955** | 17,855 | 16,656 |
| Fidelity® Variable Insurance Products Fund: | | | | |
| Fidelity® VIP Equity-Income | **41,151** | **40,561** | 60,093 | 48,336 |
| Fidelity® VIP Growth | **18,768** | **21,866** | 29,682 | 20,098 |
| Fidelity® VIP High Income | **67,625** | **69,080** | 49,672 | 44,667 |
| Fidelity® VIP Money Market | **443,744** | **425,703** | 382,127 | 373,998 |
| Fidelity® VIP Overseas | **564** | **2,703** | 2,426 | 3,032 |
| Fidelity® Variable Insurance Products Fund II: | | | | |
| Fidelity® VIP II *Asset Manager*$^{SM}$ | **1,137** | **3,827** | 1,537 | 3,747 |
| Fidelity® VIP II Contrafund® | **23,048** | **20,555** | 24,320 | 17,837 |
| Fidelity® VIP II Index 500 | **27,079** | **21,285** | 14,868 | 4,780 |
| Fidelity® VIP II Investment Grade Bond | **20,172** | **13,158** | 9,035 | 4,894 |
| The GCG Trust: | | | | |
| GCG Trust Fully Managed | **5,895** | **1,740** | 5,874 | 4,391 |
| GCG Trust Mid-Cap Growth | **5,055** | **4,329** | 2,435 | 2,270 |
| ING Income Shares: | | | | |
| ING VP Bond | **3,108** | **2,833** | - | - |
| ING Partners, Inc.: | | | | |
| ING UBS Tactical Asset Allocation | **10** | **2** | - | - |
| ING Van Kampen Comstock | **233** | **12** | - | - |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Index Plus LargeCap | **1,530** | **1,461** | - | - |
| ING VP Index Plus MidCap | **703** | **597** | - | - |
| ING VP Index Plus SmallCap | **1,828** | **1,678** | - | - |
| ING Variable Products Trust: | | | | |
| ING VP Growth Opportunities | **2,320** | **1,984** | 3,175 | 1,312 |
| ING VP Growth + Value | **13,082** | **11,066** | 19,881 | 13,198 |
| ING VP High Yield Bond | **1,369** | **651** | 7,521 | 7,109 |
| ING VP International Value | **32,021** | **26,217** | 34,980 | 32,141 |
| ING VP MagnaCap | **1,368** | **480** | 465 | 75 |
| ING VP MidCap Opportunities | **1,505** | **998** | 1,723 | 612 |
| ING VP Research Enhanced Index | **1,883** | **1,742** | 2,197 | 1,891 |
| ING VP SmallCap Opportunities | **17,172** | **13,771** | 22,010 | 14,273 |

ReliaStar Select★Life Variable Account

Notes to Financial Statements (continued)

5. Purchases and Sales of Investment Securities (continued)

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| Janus Aspen Series: | | | | |
| Janus Aspen Aggressive Growth | **$13,121** | **$12,356** | $12,625 | $4,580 |
| Janus Aspen Growth | **11,692** | **13,194** | 7,777 | 2,882 |
| Janus Aspen International Growth | **258,041** | **257,074** | 90,414 | 86,541 |
| Janus Aspen Worldwide Growth | **25,148** | **24,554** | 42,087 | 33,987 |
| Neuberger Berman Advisers Management Trust: | | | | |
| Neuberger Berman AMT Limited Maturity Bond | **13,624** | **9,030** | 4,045 | 924 |
| Neuberger Berman AMT Partners | **13,652** | **12,622** | 16,464 | 15,453 |
| Neuberger Berman AMT Socially Responsive | **784** | **597** | 631 | 224 |
| OCC Accumulation Trust: | | | | |
| OCC Equity | **5,497** | **5,064** | 5,767 | 3,369 |
| OCC Global Equity | **5,134** | **4,701** | 14,574 | 14,290 |
| OCC Managed | **6,249** | **3,871** | 3,390 | 1,084 |
| OCC Small Cap | **21,575** | **17,328** | 22,680 | 18,312 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer MidCap Value VCT | **5,615** | **4,445** | - | - |
| Pioneer SmallCap Value VCT | **171** | **25** | - | - |
| Putnam Variable Trust: | | | | |
| Putman VT Diversified Income | **108** | **218** | 123 | 252 |
| Putman VT Growth and Income | **17,239** | **16,311** | 28,545 | 23,862 |
| Putnam VT International Growth | **46** | **1,514** | 537 | 336 |
| Putnam VT New Opportunities | **11,690** | **11,084** | 18,862 | 7,291 |
| Putnam VT Small Cap Value | **24,328** | **21,078** | 15,297 | 14,201 |
| Putnam VT Utilities Growth and Income | **71** | **292** | 258 | 437 |
| Putnam VT Voyager | **19,431** | **20,501** | 41,308 | 10,833 |

# ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

### 6. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31, | |
| | 2002 | 2001 |
| | Net Units Issued (Redeemed) | Net Units Issued (Redeemed) |
|---|---|---|
| AIM Variable Insurance Funds: | | |
| AIM V.I. Dent Demographic Trends | **138,598** | 352,305 |
| The Alger American Fund: | | |
| Alger American Growth | **378,946** | 51,861 |
| Alger American Leveraged AllCap | **183,119** | 238,218 |
| Alger American MidCap Growth | **461,801** | 293,283 |
| Alger American Small Capitalization | **755,100** | 141,276 |
| Fidelity® Variable Insurance Products Fund: | | |
| Fidelity® VIP Equity-Income | **(2,741)** | 263,030 |
| Fidelity® VIP Growth | **(45,589)** | 23,459 |
| Fidelity® VIP High Income | **(222,581)** | 288,513 |
| Fidelity® VIP Money Market | **1,111,906** | 409,466 |
| Fidelity® VIP Overseas | **(149,746)** | (166,408) |
| Fidelity® Variable Insurance Products Fund II: | | |
| Fidelity® VIP II *Asset Manager*<sup>SM</sup> | **(178,404)** | (175,446) |
| Fidelity® VIP II Contrafund® | **76,473** | 166,832 |
| Fidelity® VIP II Index 500 | **187,697** | 319,791 |
| Fidelity® VIP II Investment Grade Bond | **376,885** | 228,820 |
| The GCG Trust: | | |
| GCG Trust Fully Managed | **385,521** | 142,303 |
| GCG Trust Mid-Cap Growth | **150,727** | 21,692 |
| ING Income Shares: | | |
| ING VP Bond | **26,156** | - |
| ING Partners, Inc.: | | |
| ING UBS Tactical Asset Allocation | **909** | - |
| ING Van Kampen Comstock | **26,742** | - |
| ING Variable Portfolios, Inc.: | | |
| ING VP Index Plus LargeCap | **4,501** | - |
| ING VP Index Plus MidCap | **12,872** | - |
| ING VP Index Plus SmallCap | **10,118** | - |
| ING Variable Products Trust: | | |
| ING VP Growth Opportunities | **59,671** | 293,514 |
| ING VP Growth + Value | **162,505** | 405,909 |
| ING VP High Yield Bond | **60,512** | 35,197 |
| ING VP International Value | **390,565** | 154,557 |
| ING VP MagnaCap | **106,943** | 42,197 |
| ING VP MidCap Opportunities | **96,698** | 169,847 |
| ING VP Research Enhanced Index | **9,698** | 24,737 |
| ING VP SmallCap Opportunities | **125,651** | 222,387 |

Notes to Financial Statements (continued)

## 6. Changes in Units (continued)

| | Year ended December 31, | |
| | 2002 | 2001 |
| | Net Units Issued (Redeemed) | Net Units Issued (Redeemed) |
| --- | --- | --- |
| Janus Aspen Series: | | |
| Janus Aspen Aggressive Growth | **48,706** | 482,779 |
| Janus Aspen Growth | **(168,470)** | 326,274 |
| Janus Aspen International Growth | **231,951** | 293,774 |
| Janus Aspen Worldwide Growth | **(21,805)** | 520,670 |
| Neuberger Berman Advisers Management Trust: | | |
| Neuberger Berman AMT Limited Maturity Bond | **326,009** | 232,423 |
| Neuberger Berman AMT Partners | **95,704** | 58,140 |
| Neuberger Berman AMT Socially Responsive | **19,309** | 39,885 |
| OCC Accumulation Trust: | | |
| OCC Equity | **34,742** | 179,938 |
| OCC Global Equity | **39,236** | 20,542 |
| OCC Managed | **196,870** | 177,861 |
| OCC Small Cap | **304,493** | 300,954 |
| Pioneer Variable Contracts Trust: | | |
| Pioneer MidCap Value VCT | **136,600** | - |
| Pioneer SmallCap Value VCT | **18,317** | - |
| Putnam Variable Trust: | | |
| Putman VT Diversified Income | **(15,394)** | (16,660) |
| Putman VT Growth and Income | **6,773** | 135,998 |
| Putnam VT International Growth | **(28,063)** | (33,278) |
| Putnam VT New Opportunities | **30,789** | 177,529 |
| Putnam VT Small Cap Value | **300,226** | 108,916 |
| Putnam VT Utilities Growth and Income | **(18,079)** | (18,132) |
| Putnam VT Voyager | **(106,032)** | 189,681 |

ReliaStar Select★Life Variable Account

Notes to Financial Statements (continued)

## 7.    Financial Highlights

A summary of unit values and units outstanding for variable life Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **AIM Variable Insurance Funds:** | | | | | | |
| AIM V.I. Dent Demographic Trends | | | | | | |
| 2002 | 941 | $3.64 | $3,425 | - | 0.00% | -32.20% |
| 2001 | 802 | $5.36 | 4,304 | - | 0.00% | -31.91% |
| 2000 | 450 | $7.88 | 3,547 | * | * | * |
| | | | | | | |
| **The Alger American Fund:** | | | | | | |
| Alger American Growth | | | | | | |
| 2002 | 3,453 | $9.41 to $9.83 | 33,851 | 0.04% | 0.00% to 0.80% | -33.53% to -32.99% |
| 2001 | 3,074 | $14.16 to $14.67 | 44,966 | 0.23% | 0.00% to 0.80% | -12.53% to -11.81% |
| 2000 | 2,563 | $16.19 to $16.63 | 42,521 | * | * | * |
| | | | | | | |
| Alger American Leveraged AllCap | | | | | | |
| 2002 | 639 | $4.19 | 2,676 | 0.01% | 0.00% | -33.91% |
| 2001 | 455 | $6.35 | 2,891 | - | 0.00% | -15.93% |
| 2000 | 217 | $7.55 | 1,641 | * | * | * |
| | | | | | | |
| Alger American MidCap Growth | | | | | | |
| 2002 | 1,385 | $11.62 to $12.14 | 16,748 | - | 0.00% to 0.80% | -30.11% to -29.54% |
| 2001 | 923 | $16.63 to $17.23 | 15,831 | - | 0.00% to 0.80% | -7.28% to -6.52% |
| 2000 | 630 | $17.93 to $18.43 | 11,552 | * | * | * |
| | | | | | | |
| Alger American Small Capitalization | | | | | | |
| 2002 | 829 | $6.05 to $6.32 | 5,220 | - | 0.00% to 0.80% | -26.82% to -26.22% |
| 2001 | 736 | $8.27 to $8.56 | 6,285 | 0.05% | 0.00% to 0.80% | -30.08% to -29.51% |
| 2000 | 595 | $11.82 to $12.15 | 7,213 | * | * | * |

# ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

### 7.  Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **Fidelity® Variable Insurance Products Fund:** | | | | | | |
| Fidelity® VIP Equity-Income | | | | | | |
| 2002 | 3,384 | $21.41 to $34.21 | $ 83,106 | 1.68% | 0.00% to 0.80% | -17.61% to -16.95% |
| 2001 | 3,387 | $25.78 to $41.52 | 101,346 | 1.69% | 0.00% to 0.80% | -5.72% to -4.96% |
| 2000 | 3,124 | $27.13 to $44.04 | 101,008 | * | * | * |
| Fidelity® VIP Growth | | | | | | |
| 2002 | 4,391 | $18.82 to $34.09 | 99,310 | 0.25% | 0.00% to 0.80% | -30.67% to -30.10% |
| 2001 | 4,436 | $26.93 to $49.17 | 146,559 | 0.08% | 0.00% to 0.80% | -18.31% to -17.65% |
| 2000 | 4,413 | $32.70 to $60.20 | 180,603 | * | * | * |
| Fidelity® VIP High Income | | | | | | |
| 2002 | 1,011 | $11.57 to $21.08 | 13,890 | 10.14% | 0.00% to 0.80% | 2.62% to 3.44% |
| 2001 | 1,234 | $11.19 to $20.54 | 16,110 | 12.86% | 0.00% to 0.80% | -12.44% to -11.73% |
| 2000 | 945 | $12.67 to $23.46 | 14,721 | * | * | * |
| Fidelity® VIP Money Market | | | | | | |
| 2002 | 4,409 | $15.33 to $19.96 | 69,344 | 1.68% | 0.00% to 0.80% | 0.88% to 1.69% |
| 2001 | 3,297 | $15.08 to $19.79 | 51,300 | 4.00% | 0.00% to 0.80% | 3.35% to 4.19% |
| 2000 | 2,888 | $14.47 to $19.15 | 43,171 | * | * | * |
| Fidelity® VIP Overseas | | | | | | |
| 2002 | 657 | $11.42 to $15.76 | 8,400 | 0.81% | 0.00% to 0.80% | -20.92% to -20.28% |
| 2001 | 807 | $14.32 to $19.93 | 12,989 | 5.72% | 0.00% to 0.80% | -21.80% to -21.17% |
| 2000 | 973 | $18.17 to $25.48 | 19,925 | * | * | * |
| **Fidelity® Variable Insurance Products Fund II:** | | | | | | |
| Fidelity® VIP II *Asset Manager*SM | | | | | | |
| 2002 | 919 | $16.21 to $21.97 | 17,370 | 4.12% | 0.00% to 0.80% | -9.46% to -8.73% |
| 2001 | 1,097 | $17.76 to $24.26 | 22,760 | 4.43% | 0.00% to 0.80% | -4.86% to -4.09% |
| 2000 | 1,272 | $18.52 to $25.50 | 27,650 | * | * | * |
| Fidelity® VIP II Contrafund® | | | | | | |
| 2002 | 2,961 | $11.87 to $22.07 | 63,546 | 0.80% | 0.00% to 0.80% | -10.07% to -9.35% |
| 2001 | 2,884 | $13.21 to $24.34 | 68,158 | 0.78% | 0.00% to 0.80% | -12.95% to -12.24% |
| 2000 | 2,717 | $15.17 to $27.74 | 73,134 | * | * | * |

## 7.   Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **Fidelity® Variable Insurance Products Fund II:** | | | | | | |
| Fidelity® VIP II Index 500 | | | | | | |
| 2002 | 3,111 | $21.48 to $21.61 | $67,202 | 1.26% | 0.00% to 0.80% | -22.87% to -22.25% |
| 2001 | 2,924 | $27.80 to $27.86 | 81,285 | 1.12% | 0.00% to 0.80% | -12.81% to -12.10% |
| 2000 | 2,604 | $31.62 to $31.95 | 82,429 | * | * | * |
| | | | | | | |
| Fidelity® VIP II Investment Grade Bond | | | | | | |
| 2002 | 1,096 | $18.19 to $21.81 | 20,365 | 3.20% | 0.00% to 0.80% | 9.46% to 10.34% |
| 2001 | 719 | $16.48 to $19.93 | 12,228 | 4.34% | 0.00% to 0.80% | 7.59% to 8.46% |
| 2000 | 490 | $15.19 to $18.52 | 7,758 | * | * | * |
| | | | | | | |
| **The GCG Trust:** | | | | | | |
| GCG Trust Fully Managed | | | | | | |
| 2002 | 528 | $10.24 | 5,405 | 4.05% | 0.00% | 0.48% |
| 2001 | 142 | $10.19 | 1,450 | ** | 0.00% | ** |
| 2000 | ** | ** | ** | ** | ** | ** |
| | | | | | | |
| GCG Trust Mid-Cap Growth | | | | | | |
| 2002 | 172 | $4.00 | 690 | - | 0.00% | -48.80% |
| 2001 | 22 | $7.82 | 170 | ** | 0.00% | ** |
| 2000 | ** | ** | ** | ** | ** | ** |
| | | | | | | |
| **ING Income Shares:** | | | | | | |
| ING VP Bond | | | | | | |
| 2002 | 26 | $10.75 | 281 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| **ING Partners, Inc.:** | | | | | | |
| ING UBS Tactical Asset Allocation | | | | | | |
| 2002 | 1 | $8.13 | 7 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |

## 7. Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **ING Partners, Inc. (continued):** | | | | | | |
| ING Van Kampen Comstock | | | | | | |
| 2002 | 27 | $8.40 | $225 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| **ING Variable Portfolios, Inc.:** | | | | | | |
| ING VP Index Plus LargeCap | | | | | | |
| 2002 | 5 | $8.25 | 37 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| ING VP Index Plus MidCap | | | | | | |
| 2002 | 13 | $8.17 | 105 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| ING VP Index Plus SmallCap | | | | | | |
| 2002 | 10 | $7.89 | 80 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| **ING Products Trust:** | | | | | | |
| ING VP Growth Opportunities | | | | | | |
| 2002 | 533 | $3.76 | 2,005 | - | 0.00% | -31.57% |
| 2001 | 474 | $5.49 | 2,600 | - | 0.00% | -38.56% |
| 2000 | 180 | $8.94 | 1,611 | * | * | * |
| | | | | | | |
| ING VP Growth + Value | | | | | | |
| 2002 | 1,391 | $8.86 to $9.25 | 12,837 | - | 0.00% to 0.80% | -37.84% to -37.33% |
| 2001 | 1,229 | $14.25 to $14.76 | 18,089 | - | 0.00% to 0.80% | -31.54% to -30.99% |
| 2000 | 823 | $20.81 to $21.39 | 17,550 | * | * | * |

## 7. Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **ING Products Trust (continued):** | | | | | | |
| ING VP High Yield Bond | | | | | | |
| 2002 | 196 | $8.53 to $8.91 | $1,744 | 10.69% | 0.00% to 0.80% | -1.93% to -1.14% |
| 2001 | 136 | $8.70 to $9.01 | 1,220 | 9.62% | 0.00% to 0.80% | -0.12% to 0.69% |
| 2000 | 100 | $8.71 to $8.95 | 898 | * | * | * |
| ING VP International Value | | | | | | |
| 2002 | 874 | $13.14 to $13.72 | 11,956 | 0.95% | 0.00% to 0.80% | -16.05% to -15.37% |
| 2001 | 483 | $15.65 to $16.21 | 7,806 | 1.57% | 0.00% to 0.80% | -12.38% to -11.67% |
| 2000 | 328 | $17.86 to $18.35 | 6,013 | * | * | * |
| ING VP MagnaCap | | | | | | |
| 2002 | 162 | $7.03 | 1,140 | 1.25% | 0.00% | -22.76% |
| 2001 | 55 | $9.10 | 503 | 1.38% | 0.00% | -10.44% |
| 2000 | 13 | $10.16 | 135 | * | * | * |
| ING VP MidCap Opportunities | | | | | | |
| 2002 | 313 | $4.51 | 1,410 | - | 0.00% | -25.86% |
| 2001 | 216 | $6.08 | 1,313 | - | 0.00% | -32.92% |
| 2000 | 46 | $9.06 | 417 | * | * | * |
| ING VP Research Enhanced Index | | | | | | |
| 2002 | 197 | $6.38 to $9.25 | 1,811 | 1.37% | 0.00% to 0.80% | -22.71% to -22.08% |
| 2001 | 188 | $8.25 to $11.87 | 2,208 | 0.57% | 0.00% to 0.80% | -12.94% to -12.23% |
| 2000 | 163 | $9.48 to $13.52 | 2,181 | * | * | * |
| ING VP SmallCap Opportunities | | | | | | |
| 2002 | 982 | $11.39 to $18.32 | 17,464 | - | 0.00% to 0.80% | -44.04% to -43.59% |
| 2001 | 856 | $11.01 | 26,824 | - | 0.00% | -75.98% |
| 2000 | 634 | $28.97 to $45.83 | 27,836 | * | * | * |
| **Janus Aspen Series:** | | | | | | |
| Janus Aspen Aggressive Growth | | | | | | |
| 2002 | 2,284 | $9.45 to $9.87 | 22,456 | - | 0.00% to 0.80% | -28.51% to -27.93% |
| 2001 | 2,236 | $13.22 to $13.69 | 30,499 | - | 0.00% to 0.80% | -39.94% to -39.45% |
| 2000 | 1,753 | $22.01 to $22.61 | 39,493 | * | * | * |

ReliaStar Select★Life Variable Account

Notes to Financial Statements (continued)

## 7. Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **Janus Aspen Series (continued):** | | | | | | |
| Janus Aspen Growth | | | | | | |
| 2002 | 2,166 | $9.01 to $9.40 | $20,311 | - | 0.00% to 0.80% | -27.10% to -26.51% |
| 2001 | 2,334 | $12.35 to $12.80 | 29,811 | 0.07% | 0.00% to 0.80% | -25.34% to -24.73% |
| 2000 | 2,008 | $16.55 to $17.00 | 34,078 | * | * | * |
| | | | | | | |
| Janus Aspen International Growth | | | | | | |
| 2002 | 1,633 | $9.46 to $9.88 | 16,100 | 0.87% | 0.00% to 0.80% | -26.18% to -25.58% |
| 2001 | 1,401 | $12.81 to $13.27 | 18,555 | 1.15% | 0.00% to 0.80% | -23.85% to -23.23% |
| 2000 | 1,108 | $16.85 to $17.29 | 19,102 | * | * | * |
| | | | | | | |
| Janus Aspen Worldwide Growth | | | | | | |
| 2002 | 3,931 | $9.73 to $10.16 | 39,797 | 0.88% | 0.00% to 0.80% | -26.10% to -25.50% |
| 2001 | 3,953 | $13.17 to $13.64 | 53,757 | 0.50% | 0.00% to 0.80% | -23.06% to -22.44% |
| 2000 | 3,432 | $17.11 to $17.59 | 60,197 | * | * | * |
| | | | | | | |
| **Neuberger Berman Advisers Management Trust:** | | | | | | |
| Neuberger Berman AMT Limited Maturity Bond | | | | | | |
| 2002 | 920 | $12.73 to $13.29 | 12,206 | 4.11% | 0.00% to 0.80% | 4.50% to 5.34% |
| 2001 | 594 | $12.18 to $12.62 | 7,482 | 4.77% | 0.00% to 0.80% | 7.91% to 8.78% |
| 2000 | 361 | $11.29 to $11.60 | 4,190 | * | * | * |
| | | | | | | |
| Neuberger Berman AMT Partners | | | | | | |
| 2002 | 938 | $8.21 to $8.58 | 8,029 | 0.50% | 0.00% to 0.80% | -24.75% to -24.14% |
| 2001 | 842 | $10.91 to $11.31 | 9,503 | 0.36% | 0.00% to 0.80% | -3.61% to -2.83% |
| 2000 | 784 | $11.32 to $11.63 | 9,112 | * | * | * |
| | | | | | | |
| Neuberger Berman AMT Socially Responsive | | | | | | |
| 2002 | 80 | $8.70 | 698 | - | 0.00% | -14.75% |
| 2001 | 61 | $10.20 | 621 | - | 0.00% | -3.58% |
| 2000 | 21 | $10.58 | 221 | * | * | * |

## 7. Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **OCC Accumulation Trust:** | | | | | | |
| OCC Equity | | | | | | |
| 2002 | 403 | $9.49 to $9.91 | $3,984 | 0.82% | 0.00% to 0.80% | -22.04% to -21.41% |
| 2001 | 368 | $12.17 to $12.61 | 4,625 | 0.50% | 0.00% to 0.80% | -7.76% to -7.02% |
| 2000 | 188 | $13.19 to $13.56 | 2,534 | * | * | * |
| | | | | | | |
| OCC Global Equity | | | | | | |
| 2002 | 160 | $9.74 to $10.17 | 1,619 | 0.44% | 0.00% to 0.80% | -18.07% to -17.41% |
| 2001 | 121 | $11.88 to $12.31 | 1,479 | - | 0.00% to 0.80% | -14.51% to -13.82% |
| 2000 | 100 | $13.90 to $14.28 | 1,426 | * | * | * |
| | | | | | | |
| OCC Managed | | | | | | |
| 2002 | 861 | $9.51 to $9.93 | 8,519 | 1.69% | 0.00% to 0.80% | -17.55% to -16.88% |
| 2001 | 664 | $11.53 to $11.94 | 7,904 | 2.02% | 0.00% to 0.80% | 95.67% to -4.91% |
| 2000 | 486 | $12.22 to $12.56 | 6,090 | * | * | * |
| | | | | | | |
| OCC Small Cap | | | | | | |
| 2002 | 1,076 | $10.73 to $11.21 | 12,019 | 0.06% | 0.00% to 0.80% | -22.26% to -21.64% |
| 2001 | 771 | $13.80 to $14.30 | 10,997 | 0.61% | 0.00% to 0.80% | 7.46% to 8.33% |
| 2000 | 470 | $12.85 to $13.20 | 6,194 | * | * | * |
| | | | | | | |
| **Pioneer Variable Contracts Trust:** | | | | | | |
| Pioneer Mid Cap Value VCT | | | | | | |
| 2002 | 137 | $8.38 | 1,145 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |
| | | | | | | |
| Pioneer Small Cap Value VCT | | | | | | |
| 2002 | 18 | $7.62 | 140 | *** | 0.00% | *** |
| 2001 | *** | *** | *** | *** | *** | *** |
| 2000 | *** | *** | *** | *** | *** | *** |

## 7. Financial Highlights (continued)

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **Putnam Variable Trust:** | | | | | | |
| Putnam VT International Growth | | | | | | |
| 2002 | 152 | $7.17 | $1,093 | 1.28% | 0.00% | -9.73% |
| 2001 | 181 | $7.94 | 1,433 | - | 0.00% | -23.76% |
| 2000 | 214 | $10.41 | 2,229 | * | * | * |
| | | | | | | |
| Putnam VT Diversified Income | | | | | | |
| 2002 | 75 | $14.28 to $14.72 | 1,098 | 9.00% | 0.00% to 0.80% | -3.73% -2.95% |
| 2001 | 90 | $13.55 to $13.86 | 1,248 | 7.61% | 0.00% to 0.80% | 2.99% to 3.82% |
| 2000 | 107 | $13.16 to $13.35 | 1,423 | * | * | * |
| | | | | | | |
| Putnam VT Growth and Income | | | | | | |
| 2002 | 1,778 | $19.05 to $20.01 | 35,471 | 1.69% | 0.00% to 0.80% | -19.44% to -18.79% |
| 2001 | 1,771 | $23.65 to $13.86 | 43,533 | 1.63% | 0.00% to 0.80% | -6.92% to -6.16% |
| 2000 | 1,635 | $25.40 to $26.26 | 42,843 | * | * | * |
| | | | | | | |
| Putnam VT New Opportunities | | | | | | |
| 2002 | 1,947 | $13.91 | 27,087 | - | 0.00% | -30.29% |
| 2001 | 1,917 | $19.95 | 38,232 | - | 0.00% | -29.99% |
| 2000 | 1,739 | $28.49 | 49,552 | * | * | * |
| | | | | | | |
| Putnam VT Small Cap Value | | | | | | |
| 2002 | 409 | $9.02 | 3,690 | 0.26% | 0.00% | -18.06% |
| 2001 | 109 | $19.95 | 1,199 | ** | 0.00% | ** |
| 2000 | ** | ** | ** | ** | ** | ** |
| | | | | | | |
| Putnam VT Utilities Growth and Income | | | | | | |
| 2002 | 83 | $14.06 to $14.46 | 1,197 | 3.63% | 0.00% to 0.80% | -24.44% to -23.83% |
| 2001 | 101 | $18.61 to $18.98 | 1,915 | 3.26% | 0.00% to 0.80% | -22.77% to -22.15% |
| 2000 | 119 | $24.10 to $24.39 | 2,902 | * | * | * |

# ReliaStar Select★Life Variable Account

## Notes to Financial Statements (continued)

**7.    Financial Highlights (continued)**

| Division | Units (000s) | Unit Fair Value lowest to highest | Net Assets (000s) | Investment Income Ratio | Expense Ratio lowest to highest | Total Return lowest to highest |
|---|---|---|---|---|---|---|
| **Putnam Variable Trust (continued):** | | | | | | |
| Putnam VT Voyager | | | | | | |
| 2002 | 3,791 | $18.65 to $19.28 | $72,929 | 0.83% | 0.00% to 0.80% | -26.93% to -26.34% |
| 2001 | 3,897 | $25.52 to $26.17 | 101,802 | 0.11% | 0.00% to 0.80% | -22.87% to -22.24% |
| 2000 | 3,707 | $33.09 to $33.65 | 124,602 | * | * | * |

\*      Not provided for 2000.
\*\*     As this investment Division was not available until 2001, this data is not meaningful and is therefore not presented.
\*\*\*    As this investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

ReliaStar Life Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2002 and 2001

**Contents**

Report of Independent Auditors

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company ("the Company"), a wholly owned subsidiary of ING America Insurance Holdings, Inc., as of December 31, 2002 and 2001, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance (Minnesota Division of Insurance), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of ReliaStar Life Insurance Company at December 31, 2002 and 2001 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

As discussed in Note 3 to the financial statements, in 2001 the Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Minnesota Division of Insurance.

/s/ Ernst & Young LLP

March 21, 2003

# ReliaStar Life Insurance Company

## Balance Sheets - Statutory Basis

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| **Admitted assets** | | |
| Cash and invested assets: | | |
| Bonds | **$9,976,937** | $9,964,006 |
| Preferred stocks | **44,624** | 38,733 |
| Common stocks | **877** | 104 |
| Subsidiaries | **454,713** | 426,974 |
| Mortgage loans | **1,729,445** | 1,625,207 |
| Real estate (less accumulated depreciation: 2002, $91,255; 2001, $87,359) | **102,275** | 100,640 |
| Policy loans | **620,676** | 658,059 |
| Other invested assets | **131,764** | 137,572 |
| Cash and short-term investments | **113,595** | 353,512 |
| Total cash and invested assets | **13,174,906** | 13,304,807 |
| Deferred and uncollected premiums, less loading (2002 - $5,670; 2001 - $11,111) | **93,501** | 125,019 |
| Accrued investment income | **157,863** | 155,521 |
| Reinsurance balances recoverable | **228,023** | 87,220 |
| Data processing equipment, less accumulated depreciation (2002 - $59,363; 2001 - $45,322) | **3,834** | 12,709 |
| Indebtedness from related parties | **41,664** | 38,505 |
| Federal income tax (including net admitted deferred tax asset for 2002 - $93,970; 2001 - $55,557) | **93,970** | 82,432 |
| Separate account assets | **3,733,364** | 4,867,715 |
| Other assets | **47,185** | 52,330 |
| Total admitted assets | **$17,574,310** | $18,726,258 |

# ReliaStar Life Insurance Company

## Balance Sheets - Statutory Basis

| | December 31 | |
|---|---|---|
| | **2002** | **2001** |
| | *(In Thousands except share amounts)* | |
| **Liabilities and  capital and surplus** | | |
| Liabilities: | | |
| Policy and contract liabilities: | | |
| Life and annuity reserves | **$ 9,500,540** | $ 9,377,745 |
| Accident and health reserves | **1,039,276** | 945,237 |
| Deposit type contracts | **765,861** | 743,775 |
| Policyholder's funds | **253** | 741 |
| Dividends left on deposit | **51,709** | 63,711 |
| Dividends payable | **15,914** | 19,095 |
| Unpaid claims | **450,675** | 507,641 |
| Total policy and contract liabilities | **11,824,228** | 11,657,945 |
| | | |
| Interest maintenance reserve | **263** | 11,141 |
| Accounts payable and accrued expenses | **158,503** | 181,642 |
| Reinsurance balances due | **25,068** | 25,940 |
| Indebtedness to related parties | **17,120** | 53,123 |
| Contingency reserve | **34,123** | 53,096 |
| Asset valuation reserve | **72,106** | 114,802 |
| Borrowed money | **322,882** | 301,577 |
| Other liabilities | **37,618** | 252,979 |
| Separate account liabilities | **3,724,774** | 4,864,454 |
| Total liabilities | **16,216,685** | 17,516,699 |
| | | |
| Capital and surplus: | | |
| Common stock, $1.25 par value: authorized 25,000,000 shares; issued and outstanding 2,000,000 shares | **2,500** | 2,500 |
| Preferred capital stock | **100** | 100 |
| Surplus note | **100,000** | 100,000 |
| Paid-in and contributed surplus | **1,085,221** | 1,085,011 |
| Unassigned surplus | **169,904** | 22,048 |
| Less treasury stock-preferred stock at December 31, 2002 and 2001 | **(100)** | (100) |
| Total capital and surplus | **1,357,625** | 1,209,559 |
| Total liabilities and capital and surplus | **$17,574,310** | $18,726,258 |

*See accompanying notes - statutory basis.*

# ReliaStar Life Insurance Company

## Statements of Operations-Statutory Basis

| | Year ended December 31 | |
| --- | --- | --- |
| | **2002** | **2001** |
| | *(In Thousands)* | |
| Premiums and other revenues: | | |
| Life, annuity, and accident and health premiums | **$2,231,656** | $2,473,366 |
| Policy proceeds and dividends left on deposit | **1,585** | 2,242 |
| Net investment income | **901,953** | 919,015 |
| Amortization of interest maintenance reserve | **1,622** | 2,892 |
| Commissions, expense allowances and reserve | | |
| adjustments on reinsurance ceded | **37,661** | 41,936 |
| Miscellaneous income | **101,978** | 71,858 |
| Total premiums and other revenues | **3,276,455** | 3,511,309 |
| | | |
| Benefits paid or provided: | | |
| Death benefits | **570,882** | 772,417 |
| Annuity benefits | **163,212** | 175,078 |
| Surrender benefits | **968,527** | 1,115,391 |
| Interest on policy or contract funds | **14,453** | 16,484 |
| Accident and health benefits | **339,034** | 244,019 |
| Other benefits | **12,635** | 4,654 |
| Increase in life, annuity, and accident and health | | |
| reserves | **379,460** | 512,513 |
| Net transfers to separate accounts | **14,036** | 273,276 |
| Total benefits paid or provided | **2,462,239** | 3,113,832 |
| | | |
| Insurance expenses: | | |
| Commissions | **239,841** | 278,828 |
| General expenses | **288,258** | 288,319 |
| Insurance taxes, licenses and fees, excluding federal | | |
| income taxes | **36,375** | 40,157 |
| Miscellaneous deductions | **6,126** | 36,361 |
| Total insurance expenses | **570,600** | 643,665 |
| | | |
| Gain (loss) from operations before policyholder | | |
| dividends, federal income taxes and net realized capital | | |
| losses | **243,616** | (246,188) |

# ReliaStar Life Insurance Company

## Statements of Operations-Statutory Basis (continued)

|  | Year ended December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Dividends to policyholders | **$21,550** | $ 24,676 |
| Gain (loss) from operations before federal income taxes and net realized capital losses | **222,066** | (270,864) |
| Federal income tax expense (benefit) | **79,794** | (92,495) |
| Gain (loss) from operations before net realized capital losses | **142,272** | (178,369) |
| Net realized capital losses net of income taxes (2002 - $12,124; 2001 - $(16,575) and excluding net transfers to the interest maintenance reserve 2002 - $9,255; 2001 - $32,934) | **(63,881)** | (30,492) |
| Net income (loss) | **$78,391** | $(208,861) |

*See accompanying notes - statutory basis.*

# ReliaStar Life Insurance Company

## Statements of Changes in Capital and Surplus - Statutory Basis

|  | Year ended December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Common stock: | | |
| Balance at beginning and end of year | **$ 2,500** | $ 2,500 |
| Preferred capital stock less treasury stock: | | |
| Balance at beginning and at end of year | **-** | - |
| Surplus note: | | |
| Balance at beginning and at end of year | **100,000** | 100,000 |
| Paid-in and contributed surplus: | | |
| Balance at beginning of year | **1,085,011** | 947,781 |
| Capital contributions | **210** | 137,230 |
| Balance at end of year | **1,085,221** | 1,085,011 |
| Unassigned surplus: | | |
| Balance at beginning of year | **22,048** | 151,765 |
| Net income (loss) | **78,391** | (208,861) |
| Change in net unrealized capital gains/losses | **(36,753)** | 83,962 |
| Change in nonadmitted assets | **26,172** | (38,616) |
| Change in liability for reinsurance in unauthorized companies | **872** | 5,499 |
| Change in asset valuation reserve | **42,696** | (3,671) |
| Change in reserve on account of change in valuation basis | **-** | (10) |
| Other changes in surplus in Separate Account Statement | **-** | 1,563 |
| Change in net deferred income tax | **24,303** | 35,667 |
| Change in accounting principle, net of tax | **-** | 159,510 |
| Transfer of prepaid pension assets | **-** | (133,117) |
| Change in surplus as a result of reinsurance | **23,000** | - |
| Correction of error | **34,419** | - |
| Dividends to stockholders | **(50,000)** | (40,750) |
| Other changes | **4,756** | 9,107 |
| Balance at end of year | **169,904** | 22,048 |
| Total capital and surplus | **$1,357,625** | $1,209,559 |

*See accompanying notes - statutory basis.*

# ReliaStar Life Insurance Company

## Statements of Cash Flows - Statutory Basis

| | Year ended December 31 | |
| --- | --- | --- |
| | **2002** | **2001** |
| | *(In Thousands)* | |
| **Operations** | | |
| Premiums, policy proceeds, and other considerations received, net of reinsurance paid | **$2,247,859** | $2,666,551 |
| Net investment income received | **975,601** | 884,929 |
| Commission and expense allowances received on reinsurance ceded | **44,796** | 41,936 |
| Benefits paid | **(2,577,616)** | (2,326,265) |
| Net transfers to separate accounts | **241,597** | (127,251) |
| Insurance expenses paid | **(574,345)** | (639,129) |
| Dividends paid to policyholders | **(24,093)** | (25,651) |
| Federal income taxes paid | **11,075** | 125,530 |
| Other revenues in excess of (expenses) other | **(402)** | 7,524 |
| Net cash provided by operations | **344,472** | 608,174 |
| **Investments** | | |
| Proceeds from sales, maturities, or repayments of investments: | | |
| Bonds | **13,350,942** | 7,528,188 |
| Preferred stocks | **12,505** | 3,000 |
| Common stocks | **1,447** | 53,320 |
| Mortgage loans | **154,634** | 108,169 |
| Real estate | **5,775** | 3,185 |
| Other invested assets | **33,603** | 16,331 |
| Net gain/loss on cash & short term investment | **3,706** | 3,578 |
| Miscellaneous proceeds | **26,184** | 58,822 |
| Net tax on capital gains | **162** | (16,413) |
| Net proceeds from sales, maturities, or repayments of investments | **13,588,958** | 7,758,180 |
| Cost of investments acquired: | | |
| Bonds | **13,593,431** | 8,221,495 |
| Preferred stocks | **17,047** | 2,805 |
| Common stocks | **2,164** | 46,711 |
| Mortgage loans | **256,073** | 299,121 |
| Real estate | **-** | 809 |
| Other invested assets | **25,085** | 31,783 |
| Miscellaneous applications | **148,890** | 828 |

# ReliaStar Life Insurance Company

## Statements of Cash Flows - Statutory Basis (continued)

|  | December 31 | |
| --- | ---: | ---: |
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Total cost of investments acquired | **$14,042,690** | $8,603,552 |
| Net increase (decrease) in policy loans | **389,813** | (47) |
| Net cash used in investment activities | **(843,545)** | (845,325) |
| **Financing and miscellaneous activities** | | |
| Cash provided: | | |
|   Capital and surplus paid-in | **210** | 137,230 |
|   Borrowed money | **110,235** | 226,514 |
|   Net deposits on deposit-type contract funds | **(1,602)** | 131,177 |
|   Dividends to stockholders paid | **(50,000)** | (40,750) |
|   Other sources | **200,313** | 20,078 |
| Net cash provided by financing and miscellaneous activities | **259,156** | 474,249 |
| Net (decrease) increase in cash and short-term investments | **(239,917)** | 237,098 |
| Cash and short-term investments: | | |
|   Beginning of year | **353,512** | 116,414 |
|   End of year | **$113,595** | $353,512 |

*See accompanying notes - statutory basis.*

# ReliaStar Life Insurance Company

## Notes to Financial Statements – Statutory Basis

### December 31, 2002

## 1. Nature of Operations and Significant Accounting Policies

ReliaStar Life Insurance Company (the Company) is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), a Connecticut holding and management company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company is principally engaged in the business of providing individual life insurance and annuities; employee benefit products and services; retirement plans; and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, Puerto Rico and Canada.

The Company merged with Northern Life Insurance Company ("Northern Life"), an affiliate, on October 1, 2002. The transaction was approved by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance) and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of Northern Life. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net loss, and other surplus adjustments for the nine months ended September 30, 2002 were $1,663,377,000, $81,595,000 and $108,259,000, respectively for the Company and $858,390,000, $3,977,000 and $12,544,000, respectively for Northern Life.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Minnesota Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

## 1.    Nature of Operations and Significant Accounting Policies (continued)

### Basis of Presentation (continued)

*Investments*: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale.   Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate.   Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book.  The asset is then written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis.  Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties.   Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability.  Embedded derivatives are not accounted for separately from the host contract.  Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair value hedges.

*Valuation Reserves:* The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus.  The change in AVR is reported directly to unassigned surplus.

**1.     Nature of Operations and Significant Accounting Policies (continued)**

**Basis of Presentation (continued)**

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands.  The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR.  Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan.  Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

*Policy Acquisition Costs*: The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

*Premiums*: Life premiums are recognized as revenue when due.  Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due.  Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

## 1. Nature of Operations and Significant Accounting Policies (continued)

### Basis of Presentation (continued)

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves***:** Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

*Reinsurance*: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

*Subsidiaries*: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

### 1. Nature of Operations and Significant Accounting Policies (continued)

#### Basis of Presentation (continued)

*Nonadmitted Assets:* Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

*Employee Benefits:* For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policies***:** Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves.  Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

*Policyholder Dividends:* Policyholder dividends are recognized when declared rather than over the term of the related policies.

*Deferred Income Taxes*: Deferred tax assets are provided for and admitted to an amount determined under a standard formula.  This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset.  Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes***:** Surplus notes are reported as a component of surplus.  Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance.  Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

## 1. Nature of Operations and Significant Accounting Policies (continued)

### Basis of Presentation (continued)

*Statements of Cash Flows:* Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

### Participation Fund Account

On January 3, 1989, the Minnesota Insurance Division approved a Plan of Conversion and Reorganization (the Plan), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account (PFA) for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $290 million as of December 31, 2002) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

### Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

### Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

## 1.    Nature of Operations and Significant Accounting Policies (continued)

**Investments (continued)**

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus along with adjustment for federal income taxes

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of the time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value.  If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses interest rate swaps, caps and floors, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products.  As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item.  Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items.  Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting.  The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities.  The initial cost of any such agreement is amortized to net investment income over the life of the agreement.

Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

1. **Nature of Operations and Significant Accounting Policies (continued)**

**Investments (continued)**

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's noninsurance subsidiaries are reported at the GAAP-basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

**1. Nature of Operations and Significant Accounting Policies (continued**

**Investments (continued)**

At December 31, 2002 and 2001, the Company had loaned securities (which are reflected as invested assets on the Balance Sheets) with a market value of approximately $37,450,000 and $118,787,000, respectively.

Short-term investments are reported at amortized cost.  Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method.  Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Cash on hand includes cash equivalents.  Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.  Short-term investments are carried at amortized cost, which approximates market value.

**Aggregate Reserve for Life Policies and Contracts**

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law.  Interest rates range from 2.25% to 13.25%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured.  It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium.  Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.  For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

F-19

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

1.      Nature of Operations and Significant Accounting Policies (continued)

**Aggregate Reserve for Life Policies and Contracts (continued)**

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the state of Minnesota, is $3,308,216,000 at December 31, 2002.  The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $45,017,000 at December 31, 2002.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP 54, Individual and Group Accident and Health Contracts.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79.  The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

**Reinsurance**

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed.  Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense.  Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

**Real Estate and Electronic Data Processing Equipment**

Electronic data processing equipment are carried at cost less accumulated depreciation.  Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life.

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

## 1. Nature of Operations and Significant Accounting Policies (continued)

### Participating Insurance

Participating business approximates less than 1% of the Company's ordinary life insurance in force and 10.8% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividend expense of $21,550,000 and $24,676,000 was incurred in 2002 and 2001, respectively.

### Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

### Nonadmitted Assets

Nonadmitted assets are summarized as follows:

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Deferred federal income taxes | **$185,706** | $196,904 |
| Agents' debit balances | **(6,919)** | 1,874 |
| Furniture and equipment | **5,231** | 5,189 |
| Deferred and uncollected premium | **4,802** | 14,134 |
| Non-operating software asset in progress | **5,971** | 2,812 |
| Other | **13,036** | 13,086 |
| Total nonadmitted assets | **$207,827** | $233,999 |

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets.

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 1. Nature of Operations and Significant Accounting Policies (continued)

### Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2002. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2002.

### Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed $3,308,623,000 and repaid $3,308,623,000 in 2002 borrowed $2,626,202,000 and repaid $2,624,202,000 in 2001. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from dollar roll transactions. Interest paid on borrowed money was $442,000 and $969,000 during 2002 and 2001, respectively.

### Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one-year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

F-22

## 1.      Nature of Operations and Significant Accounting Policies (continued)

**Reclassifications**

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2002 financial statement presentation.

## 2.      Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the State of Minnesota Department of Commerce, Division of Insurance.  The Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the Minnesota Insurance Laws.  The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Minnesota.  The Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2002 and 2001, the Company had no such permitted accounting practices.

## 3.      Accounting Changes and Correction of Errors

**Accounting Changes**

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Minnesota. Effective January 1, 2001, the State of Minnesota required that insurance companies domiciled in the State of Minnesota prepare their statutory basis financial statements in accordance with the NAIC *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the State of Minnesota insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC *Accounting Practices and Procedures Manual* are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 3.    Accounting Changes and Correction of Errors (continued)

**Accounting Changes (continued)**

As a result of these changes, the Company reported a change of accounting principle, as an adjustment that increased unassigned surplus, of $159,510,000 as of January 1, 2001.

Effective with the Northern Life merger, the Company's accounting policy for the Commissioners' Annuity Reserve Validation Method ("CARVM") reserves was adopted and applied to Northern Life's variable annuity reserves. The accompanying financials have been restated for all period presented to reflect a consistent accounting policy.

**Correction of Errors**

Subsequent to the issuance of the 2001 financial statements, the Company identified an error in the transfers from separate accounts due and accrued reported in the annual Balance Sheet at December 31, 2001. The transfers from separate accounts due and accrued was understated by $52,953,000 at December 31, 2001. In accordance with Statement of Statutory Accounting Principles ("SSAP") No. 3, "Accounting Changes and Correction of Errors", the error was corrected in June 2002 as an adjustment to the January 1, 2002 unassigned surplus balance. The error understated total assets and unassigned surplus at December 31, 2001 by $52,953,000 and $34,419,000, respectively. The error understated total liabilities by $18,534,000. The error overstated net loss by $34,419,000 for the year ended December 31, 2001.

## 4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| **At December 31, 2002:** | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 519,655 | $ 10,612 | $ 109 | $ 530,158 |
| States, municipalities, and political subdivisions | 24,894 | 862 | 72 | 25,684 |
| Foreign government | 101,514 | 21,872 | - | 123,386 |
| Public utilities securities | 570,433 | 30,524 | 6,548 | 594,409 |
| Corporate securities | 4,440,610 | 271,986 | 65,497 | 4,647,099 |
| Mortgage-backed securities | 2,788,463 | 101,594 | 37,435 | 2,852,622 |
| Other structured securities | 1,546,957 | 96,417 | 65,774 | 1,577,600 |
| Total fixed maturities | 9,992,526 | 533,867 | 175,435 | 10,350,958 |
| Preferred stocks | 45,870 | - | 1,246 | 44,624 |
| Common stocks | 1,077 | - | 200 | 877 |
| Total equity securities | 46,947 | - | 1,446 | 45,501 |
| Total | $10,039,473 | $533,867 | $176,881 | $10,396,459 |
| | | | | |
| **At December 31, 2001:** | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 170,029 | $ 2,219 | $ 1,153 | $ 171,095 |
| States, municipalities, and political subdivisions | 48,149 | 8,240 | 913 | 55,476 |
| Foreign government | 100,306 | 6,141 | 498 | 105,949 |
| Public utilities securities | 346,627 | 9,023 | 4,798 | 350,852 |
| Corporate securities | 4,761,263 | 157,609 | 67,518 | 4,851,354 |
| Mortgage-backed securities | 2,458,685 | 56,076 | 16,415 | 2,498,346 |
| Other structured securities | 2,084,172 | 61,572 | 84,012 | 2,061,732 |
| Total fixed maturities | 9,969,231 | 300,880 | 175,307 | 10,094,804 |
| Preferred stocks | 42,011 | - | 3,278 | 38,733 |
| Common stocks | 96 | 8 | - | 104 |
| Total equity securities | 42,107 | 8 | 3,278 | 38,837 |
| Total | $10,011,338 | $300,888 | $178,585 | $10,133,641 |

## 4. Investments (continued)

The amortized cost and fair value of investments in bonds at December 31, 2002, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

|  | Amortized Cost | Fair Value |
|---|---|---|
| December 31, 2002 | (In Thousands) | |
| Maturing in: | | |
| Due 1 year or less | $ 136,256 | $ 138,797 |
| Due after 1 year through 5 years | 2,007,031 | 2,104,815 |
| Due after 5 years through 10 years | 2,483,625 | 2,603,775 |
| Due after 10 years | 1,030,194 | 1,073,349 |
|  | 5,657,106 | 5,920,736 |
| Mortgage-backed securities | 2,788,463 | 2,852,622 |
| Other structured securities | 1,546,957 | 1,577,600 |
| Total | $9,992,526 | $10,350,958 |

At December 31, 2002, investments in certificates of deposit and bonds, with an admitted asset value of $156,849,107 were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from authorized cost to carrying value as of December 31, 2002 and 2001 is as follows:

|  | December 31 | |
|---|---|---|
|  | 2002 | 2001 |
|  | (In Thousands) | |
| Amortized cost | $9,992,526 | $9,969,231 |
| Less nonadmitted bonds | 15,589 | 5,225 |
| Carrying value | $9,976,937 | $9,964,006 |

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $5,365,216,000 and $3,615,412,000 in 2002 and 2001, respectively. Gross gains of $133,384,000 and $99,847,000 and gross losses of $110,691,000 and $30,657,000 during 2002 and 2001, respectively, were realized on those sales. A portion of the gains realized in 2002 and 2001 has been deferred to future periods in the interest maintenance reserve.

## ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

**4.      Investments (continued)**

Major categories of net investment income are summarized as follows:

|  | Year ended December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Income: | | |
| Bonds | **$734,837** | $743,699 |
| Mortgage loans | **129,364** | 119,602 |
| Policy loans | **29,036** | 33,794 |
| Company-occupied property | **20,634** | 18,981 |
| Other | **75,898** | 68,044 |
| Total investment income | **989,769** | 984,120 |
| Investment expenses | **(87,816)** | (65,105) |
| Net investment income | **$901,953** | $919,015 |

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

|  | **2002** | **2001** |
|---|---|---|
|  | *(In Thousands)* | |
| Investment purchase commitments | **$144,004** | $91,571 |

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity.  Reverse dollar repurchase agreements involve a sale of securities and an agreement to repurchase substantially the same securities as those sold.   The reverse dollar repurchase agreements are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money.

The repurchase obligation totaled $306,275,000 and $248,682,000 at December 31, 2002 and 2001, respectively. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $304,489,000 at December 31, 2002.  The securities have a weighted average coupon of 5.7% and have maturates ranging from December 2017 through 2032. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract.  The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2002.   The Company believes the counterparties to the dollar roll agreement are financially responsible and that the counterparty risk is minimal.

F-27

**4.     Investments (continued)**

The Company participates in reverse repurchase transactions.  Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term.  The proceeds are invested in new securities of intermediate durations.  The terms of the reverse repurchase agreement call for payment on interest at a rate of 1.4%.  The agreements mature prior to the end of January 2003.  At December 31, 2002, the amount due on these agreements included in borrowed money is $16,000,000.  The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $19,497,000.  The securities have a weighted average coupon of 6.5% and have a maturity of August 1, 2032.

The maximum and minimum lending rates for long-term mortgage loans during 2002 were 7.3% and 3.0%.  Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of a loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 77.9% on commercial properties.  As of December 31, 2002, the Company held no mortgages with interest more than 180 days overdue.  Total interest due as of December 31, 2002, is $41,000.

The Company had impaired mortgage loans without an allowance for credit losses of $7,309,000 and $15,158,000 as of December 31, 2002 and 2001, respectively.

**5.     Derivative Financial Instruments Held for Purposes Other than Trading**

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows, which the Company has acquired or incurred.  Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

**5.** **Derivative Financial Instruments Held for Purposes Other than Trading (continued)**

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

**5.      Derivative Financial Instruments Held for Purposes Other than Trading (continued)**

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2002 and 2001:

|  | December 31, 2002 | | |
|---|---|---|---|
|  | Notional Amount | Carrying Value | Fair Value |
|  | *(In Thousands)* | | |
| Interest rate contracts: | | | |
| Swaps | $  580,000 | $      - | $31,780 |
| Caps owned | 375,000 | 3,974 | 809 |
| Options owned | 44,714 | 3,053 | 3,053 |
| Forwards Owned | 42,520 | - | 44 |
| Total derivatives | $1,042,234 | $7,027 | $35,686 |

|  | December 31, 2001 | | |
|---|---|---|---|
|  | Notional Amount | Carrying Value | Fair Value |
|  | *(In Thousands)* | | |
| Interest rate contracts: | | | |
| Swaps | $530,000 | $      - | $35,700 |
| Options owned | 53,400 | 3,400 | 3,400 |
| Total derivatives | $583,400 | $3,400 | $39,100 |

6.      Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $638,727,000 and an aggregate market value of $594,111,000 at December 31, 2002. Those holdings amounted to 6.4% of the Company's investments in bonds and 3.6% of total admitted assets at December 31, 2002. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $433,532,000 with an aggregate NAIC market value of $439,960,000 at December 31, 2002. The carrying value of these holdings amounted to 4.4% of the Company's investment in bonds and 2.5% of the Company's total admitted assets at December 31, 2002.

## 6. Concentrations of Credit Risk (continued)

At December 31, 2002, the Company's commercial mortgages involved a concentration of properties located in California (16.2%) and Illinois (8.6%). The remaining commercial mortgages relate to properties located in 39 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $39,299,000.

## 7. Annuity Reserves

At December 31, 2002 and 2001, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

|  | December 31, 2002 | |
|  | Amount | Percent |
|  | *(In Thousands)* | |
| Subject to discretionary withdrawal (with adjustment): | | |
| With market value adjustment | $ 407,469 | 3.8% |
| At book value less surrender charge | 2,126,141 | 19.8% |
| At fair value | 2,804,845 | 26.2% |
| Subtotal | 5,338,455 | 49.8% |
| Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment | 4,422,308 | 41.2% |
| Not subject to discretionary withdrawal | 962,795 | 9.0% |
| Total annuity reserves and deposit fund liabilities Before reinsurance | 10,723,558 | 100.0% |
| Less reinsurance ceded | 13,318 | |
| Net annuity reserves and deposit fund liabilities | $10,710,240 | |

## 7.    Annuity Reserves (continued)

| | December 31, 2001 | |
| --- | --- | --- |
| | Amount | Percent |
| | *(In Thousands)* | |
| Subject to discretionary withdrawal (with adjustment): | | |
|   With market value adjustment | $   363,367 | 3.2% |
|   At book value less surrender charge | 2,675,437 | 23.4% |
|   At fair value | 3,742,963 | 32.7% |
| Subtotal | 6,781,767 | 59.3% |
| Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment | 4,029,470 | 35.2% |
| Not subject to discretionary withdrawal | 630,394 | 5.5% |
| Total annuity reserves and deposit fund liabilities- | | |
|   Before reinsurance | 11,441,631 | 100.0% |
| Less reinsurance ceded | 3,843 | |
| Net annuity reserves and deposit fund liabilities | $11,437,788 | |

## 8.    Employee Benefit Plans

**Pension Plan and Postretirement Benefits**

Effective December 31, 2001 the qualified plan of the Company, along with certain other US subsidiaries of ING America, were merged into one plan which will be recognized in ING America's financial statements.  As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate.  In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan (SERP).

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

### 8. Employee Benefit Plans (continued)

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | *(In Thousands)* | | | |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | **$27,921** | $228,822 | **$15,049** | $14,159 |
| Service cost | **7** | 2,419 | **1,139** | 743 |
| Interest cost | **2,007** | 17,372 | **1,166** | 1,113 |
| Contribution by plan participants | **-** | - | **954** | 455 |
| Actuarial gain (loss) | **2,750** | 7,136 | **4,481** | (4,616) |
| Benefits paid | **(2,578)** | (6,477) | **(2,148)** | (1,206) |
| Plan amendments | **-** | (174) | **(3,151)** | 3,341 |
| Business combinations, divestitures, curtailments, settlements and special termination benefits | **-** | (221,177) | **-** | 1,060 |
| Benefit obligation at end of year | **$30,107** | $ 27,921 | **$17,490** | $15,049 |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | *(In Thousands)* | | | |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | **$ -** | 327,518 | **-** | - |
| Actual return on plan assets | **-** | (83,880) | **-** | - |
| Employer contribution | **2,578** | 2,017 | **1,195** | 751 |
| Plan participants' contributions | **-** | - | **953** | 455 |
| Benefits paid | **(2,578)** | (6,477) | **(2,148)** | (1,206) |
| Business combinations, divestitures and settlements | **-** | (239,178) | **-** | - |
| Fair value of plan assets at end of year | **-** | - | **-** | - |

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

**8.**     Employee Benefit Plans (continued)

**Funded status**

| | | | | |
|---|---|---|---|---|
| Unamortized prior service cost (credit) | **$ (44)** | $ (49) | $(1,497) | $3,341 |
| Unrecognized net gain (loss) | **7,409** | 4,794 | (710) | (4,065) |
| Remaining net obligation or net asset at initial date of application | **20,634** | 21,780 | - | 8,562 |
| Prepaid assets or accrued liabilities | **(2,112)** | - | (18,278) | - |
| Total funded status | **$30,107** | $27,921 | $17,490 | $15,049 |

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| | *(In Thousands)* | | | |
| **Components of net periodic benefit cost** | | | | |
| Service cost | **$    7** | $2,419 | **$1,139** | $ 743 |
| Interest cost | **2,007** | 17,372 | **1,166** | 1,113 |
| Expected return on plan assets | **-** | (29,677) | **-** | - |
| Amortization of recognized transition obligation or transition asset | **1,146** | - | **-** | - |
| Amount of recognized gains and losses | **139** | - | **(294)** | - |
| Amount of prior service cost recognized | **(5)** | 1,163 | **1,689** | - |
| Amount of gain or loss recognized due to a settlement or curtailment | **-** | 970 | **-** | - |
| Total net periodic benefit cost | **$3,294** | $(7,753) | **$3,700** | $1,856 |

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2002 and 2001 in the amount of $11,168,000 and $4,466,000, respectively.

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2002 and 2001 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Weighted-average discount rate | **6.75%** | 7.50% |
| Rate of increase in compensation level | **3.75%** | 4.50% |
| Expected long-term rate of return on assets | **9.00%** | 9.25% |

8.     Employee Benefit Plans (continued)

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 10% graded to 5% over 6 years.  The health care cost trend rate assumption has a significant effect on the amounts reported.  For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $383,000.  Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2002 by $317,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at December 31, 2002 and 7.5% at December 31, 2001.

**401(k) Plan**

The ING Savings Plan and ESOP is a defined contribution plan sponsored by ING AIH, which is available to substantially all home office employees.  Participants may make contributions to the plan through salary reductions up to a maximum of $11,000 for 2002 and $10,500 for 2001. Such contributions are not currently taxable to the participants. ING AIH matches up to 6% of pre-tax eligible pay at 100% and allocates expenses to the Company for their portion of the match. Amounts allocated to the Company were $4,101,000 and $2,831,000 for 2002 and 2001, respectively.

**9.     Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk.  Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2002 and 2001 were $796,772,000 and $1,164,829,000, respectively.

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 9. Separate Accounts (continued

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | 2002 | 2001 |
|---|---|---|
| | (In Thousands) | |
| Transfers as reported in the summary of operations of the Separate Accounts Statement: | | |
| Transfers to separate accounts | $796,772 | $1,164,829 |
| Transfers from separate accounts | 937,201 | 711,838 |
| Net transfers to separate accounts | (140,429) | 452,991 |
| Reconciling adjustments: | | |
| Miscellaneous transfers | 154,465 | (179,715) |
| Transfers as reported in the Statement of Operations | $14,036 | $273,276 |

Information regarding the separate accounts of the Company is as follows:

| | Nonindexed Guarantee Less than/equal to 4% | Non-guaranteed Separate Accounts | Total |
|---|---|---|---|
| | (In Thousands) | | |
| **December 31, 2002** | | | |
| Premium, consideration or deposits for the year | $ - | $228,606 | $228,606 |
| Reserves for separate accounts with assets at: | | | |
| Fair value | - | 3,308,972 | 3,308,972 |
| Amortized costs | 191,277 | - | 191,277 |
| Total reserves | $191,277 | $3,308,972 | $3,500,249 |
| | | | |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal | $ - | $ - | $ - |
| With market value adjustment | 191,277 | - | 191,277 |
| At book value without market value | - | - | - |
| At market value | - | 3,294,535 | 3,294,535 |
| At book value without market value adjustment and with current surrender charge less than 5% | - | - | - |
| Subtotal | 191,277 | 3,294,535 | 3,485,812 |
| Not subject to discretionary Withdrawal | - | 14,437 | 14,437 |
| Total aggregate reserves for separate accounts | $191,277 | $3,308,972 | $3,500,239 |

## 9. Separate Accounts (continued

| | Nonindexed Guarantee Less than/equal to 4% | Non-guaranteed Separate Accounts | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| **December 31, 2001** | | | |
| | | | |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $157,996 | $4,540,380 | $4,698,376 |
| Amortized costs | - | - | - |
| Total reserves | $157,996 | $4,540,380 | $4,698,376 |
| | | | |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal | $         - | $         - | $         - |
| With market value adjustment | 157,996 | - | 157,996 |
| At book value without market value | - | - | - |
| At market value | - | 4,538,922 | 4,538,922 |
| At book value without market value adjustment and with current surrender charge less than 5% | - | - | - |
| Subtotal | 157,996 | 4,538,922 | 4,696,918 |
| Not subject to discretionary withdrawal | - | 1,458 | 1,458 |
| Total aggregate reserves for separate account | $157,996 | $4,540,380 | $4,698,376 |

## 10.     Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks.  As of December 31, 2002, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.  For group life and accidental death and dismemberment coverage and reinsurance assumed retention is $500,000 per life.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.  To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $561,640,000 and $625,602,000 for the years ended December 31, 2002 and 2001, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

|  | 2002 | 2001 |
|---|---|---|
|  | *(In Thousands)* | |
| Premiums | **$266,322** | $351,254 |
| Benefits paid or provided | **186,884** | 243,802 |
| Policy and contract liabilities at year end | **965,399** | 528,392 |

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ReliaStar Life Insurance Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Significant components of income taxes incurred as of December 31 are as follows:

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Current income taxes incurred consist of the following major components: |  |  |
| Federal taxes on operations | **$79,794** | $(92,495) |
| Federal taxes on capital gains | **(12,124)** | 16,575 |
| Total current taxes incurred (benefit) | **$67,670** | $(75,920) |

## ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

**11.    Federal Income Taxes (continued)**

The main components of deferred tax assets and deferred tax liabilities are as follows:

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Deferred tax assets resulting from book/tax differences in: | | |
| Deferred acquisition costs | **$82,945** | $88,740 |
| Insurance reserves | **82,543** | 71,900 |
| Investments | **32,681** | 26,126 |
| Compensation | **31,110** | 25,281 |
| Due & deferred premium | **16,961** | 11,990 |
| Nonadmitted assets and other surplus items | **26,927** | 22,703 |
| Unrealized loss on investments | **2,911** | 5,877 |
| Litigation accruals | **11,943** | 23,703 |
| Other | **42,217** | 17,775 |
| Total deferred tax assets | **330,238** | 294,095 |
| Deferred tax assets nonadmitted | **(185,705)** | (196,904) |
| Admitted deferred tax assets | **144,533** | 97,191 |
| Deferred tax liabilities resulting from book/tax differences in: | | |
| Investments | **14,272** | 14,962 |
| Depreciable assets | **31,325** | 21,447 |
| Other | **4,966** | 5,225 |
| Total deferred tax liabilities | **50,563** | 41,634 |
| Net admitted deferred tax asset | **$93,970** | $55,557 |

## 11. Federal Income Taxes (continued)

The change in net deferred income taxes is comprised of the following:

|  | December 31 | | |
| --- | --- | --- | --- |
|  | **2002** | **2001** | **Change** |
|  | *(In Thousands)* | | |
| Total deferred tax assets | **$330,238** | $294,095 | $36,143 |
| Total deferred tax liabilities | **(50,563)** | (41,634) | (8,929) |
| Net deferred tax asset | **$279,675** | $252,461 | 27,214 |
| Tax effect of items in surplus: |  |  |  |
| Nonadmitted assets |  |  | 5,405 |
| Unrealized gains (losses) |  |  | 2,966 |
| Change in net deferred income tax |  |  | $35,585 |

The provision for federal income taxes expense and change in deferred taxes differs from the amount obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes for the following reasons:

|  | **Year Ended December 31, 2002** |
| --- | --- |
|  | *(In Thousands)* |
| Ordinary income | **$222,066** |
| Capital gains (losses) | **(85,260)** |
| Total pre-tax book income | **136,806** |
|  |  |
| Provision computed at statutory rate | **47,882** |
| Dividends received deduction | **(14,719)** |
| Refinement of deferred tax balances | **1,689** |
| Other | **(2,767)** |
| Total | **32,085** |
|  |  |
| Federal income taxes incurred | **67,670** |
| Change in net deferred income taxes | **(35,585)** |
| Total statutory income taxes | **$ 32,085** |

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 11. Federal Income Taxes (continued)

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $88,469,775 and $13,995,110 from 2002 and 2001, respectively.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" (PSA). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $32,641,000 at December 31, 2002. However, if such taxes were assessed, the amount of the taxes payable would be $9,511,000. No deferred tax liabilities are recognized related to the PSA.

## 12. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2002, Security Connecticut Life Insurance Company ("SCL") and ReliaStar Reinsurance Group "UK" LTD ("RRG"). The Company also has three wholly owned noninsurance subsidiaries, NWNL Benefits Corporation, Norlic, Inc. and Superior Vision Services.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

|  | December 31 | |
|---|---|---|
|  | **2002** | **2001** |
|  | *(In Thousands)* | |
| Preferred stock (cost - $4,664 in 2002; and 2001) | **$4,664** | $4,664 |
| Common stock (cost−$337,118 in 2002 $337,213 2001) | **454,713** | 427,026 |
| Payable to subsidiaries | **(1,761)** | (559) |

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

## 12. Investment in and Advances to Subsidiaries (continued)

Summarized financial information for these subsidiaries is as follows:

|  | 2002 | 2001 |
|---|---|---|
|  | *In Thousands* | |
| Revenues | $ 420,167 | $ 447,164 |
| Income before net realized (losses) gains on investments | (15,107) | 6,623 |
| Net (loss) income | (26,497) | 5,601 |
| Admitted assets | 2,435,317 | 2,112,756 |
| Liabilities | 1,985,219 | 1,690,454 |

SCL paid a common stock dividend to the Company of $40,600,000 and $11,000,000 in 2002 and 2001, respectively.

## 13. Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2,000,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Lion Connecticut Holdings Inc. ("Lion") loaned $100.0 million to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for US Treasury Bonds payable semi annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Division of Insurance. For the year ended December 31, 2002 total interest paid totaled $6.4 million and accrued interest at December 31, 2002 was $1.4 million.

## 14.  Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument.  Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements.  However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2002 | | 2001 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (In Thousands) | | | |
| Assets: | | | | |
| Bonds | $9,976,937 | $10,350,958 | $9,964,006 | $10,094,804 |
| Preferred stocks | 44,624 | 44,624 | 38,733 | 38,733 |
| Unaffiliated common stocks | 877 | 877 | 104 | 104 |
| Mortgage loans | 1,729,445 | 1,944,399 | 1,625,207 | 1,708,500 |
| Policy loans | 620,676 | 620,676 | 658,059 | 658,059 |
| Derivative securities | 7,027 | 35,686 | 3,400 | 39,100 |
| Short-term investments | 92,162 | 92,162 | 219,173 | 219,173 |
| Cash | 21,433 | 21,433 | 134,339 | 134,339 |
| Indebtedness from related parties | 41.664 | 41,664 | 38,505 | 38,505 |
| Separate account assets | 3,733,364 | 3,733,364 | 4,867,715 | 4,867,715 |
| Receivable for securities | 4,967 | 4,967 | 14,565 | 14,565 |

**14. Fair Values of Financial Instruments (continued)**

| | December 31 | | | |
| | 2002 | | 2001 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| --- | --- | --- | --- | --- |
| | *(In Thousands)* | | | |
| Liabilities: | | | | |
| Individual and group annuities | $ 7,090,839 | $7,073,974 | $ 6,633,561 | $ 6,476,318 |
| Guaranteed investment contracts | 115,222 | 119,819 | 101,803 | 111,744 |
| Deposit type contract | 628,462 | 587,450 | 127,518 | 128,428 |
| Policyholder dividends | 22,177 | 22,177 | 72,980 | 72,980 |
| Indebtedness to related parties | 17,120 | 17,120 | 53,123 | 53,123 |
| Separate account liabilities | 3,724,774 | 3,724,774 | 4,864,454 | 4,864,454 |
| Payable for securities | 6,039 | 6,039 | 239,360 | 239,360 |

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Cash and short-term investments:* The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

*Fixed maturities and equity securities*: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 15% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2002 and 2001 is $10,494,545,000 and $10,881,790,000, respectively.

## 14. Fair Values of Financial Instruments (continued)

*Mortgage loans*:  Estimated market values for commercial real estate loans were generated using a discounted cash flow approach.  Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation.  Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk.  All residential loans are valued at their outstanding principal balances, which approximate their fair values.

*Residual collateralized mortgage obligations*:  Residual collateralized mortgage obligations are included in the other invested assets balance.  Fair values are calculated using discounted cash flows.  The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 0% and 10% over the total portfolio.

*Derivative financial instruments*:  Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

*Guaranteed investment contracts*:  The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

*Other investment-type insurance contracts*: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values.  The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

ReliaStar Life Insurance Company
Notes to Financial Statements (continued)

### 15.  Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of pending lawsuits will not have a materially adverse effect on the Company's operations or financial position.

**Operating Leases**

The Company leases office space under various non cancelable operating lease agreements that expire through November 2009. Rental expense for 2002 and 2001 was approximately $5,973,000 and $4,526,000.

At December 31, 2002, the minimum aggregate rental commitments under operating leases are as follows:

| Year Ending December 31, 2002 | |
|---|---|
| **2003** | $6,194,000 |
| **2004** | $5,538,000 |
| **2005** | $4,677,000 |
| **2006** | $4,435,000 |
| **2007** | $3,928,000 |
| **thereafter** | $3,315,000 |

Certain rental commitments have renewal options extending through the year 2009 subject to adjustments in future periods.

**Lessor Leases**

The Company owns or leases numerous sites that are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for operating leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment . The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property.

**15. Commitments and Contingencies (continued)**

Future minimum lease payment receivables under non cancelable operating leasing arrangements as of December 31, 2002 are as follows:

| | |
|---|---|
| **2003** | $14,603,000 |
| **2004** | $12,503,000 |
| **2005** | $13,478,000 |
| **2006** | $12,694,000 |
| **2007** | $12,694,000 |
| **thereafter** | $13,095,000 |

Contingent rentals included in income for the years ended December 31, 2002 amounted to $13,665,000. The net investment is classified as real estate.

**16. Financing Agreements**

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 31, 2003, the Company can borrow up to $125,000,000 from the Bank. Interest on any company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $40,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to the Bank.

The Company is the beneficiary of letters of credit totaling $175,784,000 terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2002 and 2001.

**17. Related Party Transactions**

**Affiliates**

Management and services contracts and all cost sharing arrangements with other affiliated ING US life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

## 17.    Related Party Transactions (continued)

*Inter-insurer Services Agreement*:  The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid (received) under these agreements was $82,522,000 and $(9,006,000) for the year ended December 31, 2002 and 2001, respectfully.

*Investment Management*:   The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $32,088,000 and $27,899,000 for the year ended December 31, 2002 and 2001, respectfully.

*Reciprocal Loan Agreement*:  The Company maintains a reciprocal loan agreement with ING AIH, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to $156,100,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the company incurred interest expense of $329,000 and interest income of $940,000 for the year ended December 31, 2002. At December 31, 2002, the Company had $0 payable to ING AIH and $70,000,000 receivable from ING AIH

*Tax Sharing Agreements*:  The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended.  The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns.  The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement.  The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

**17.    Related Party Transactions (continued)**

ReliaStar Life Insurance Company ("ReliaStar Life"), effective January, 2002, entered in a Guarantee Agreement with three other ING Affiliates whereby it is jointly and severally liable for $250,000,000 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI").   The ReliaStar Board of Directors approved this transaction on April 25, 2002.   The three affiliated life insurers are ReliaStar Life, Security-Connecticut Life Insurance Company ("SCL"), and Security Life of Denver Insurance Company ("SLD").   The joint and several guarantees of the three insurers are capped at $250,000,000.   The States of Colorado and Minnesota did not disapprove the guarantee.

**18.    Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state.  The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.  The Company has estimated this liability to be $187,000 and $587,000 as of December 31, 2002 and 2001 and has recorded a liability.  The Company has also recorded an asset of ($772,000) and $1,833,000 as of December 31, 2002 and 2001, respectively, for future credits to premium taxes for assessments already paid.

**19.    Regulatory Risk-Based Capital**

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, the Company meets the RBC requirements.

# ReliaStar Life Insurance Company
## Notes to Financial Statements (continued)

### 20.    Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

| | December 31 | |
| --- | --- | --- |
| | **2002** | **2001** |
| | *(In Thousands)* | |
| Balance at January 1 | **$1,224,123** | $1,124,478 |
| Less reinsurance recoverables | **166,765** | 374,000 |
| Net balance at January 1 | **$1,057,358** | $ 750,478 |
| | | |
| Incurred related to: | | |
| Current year | **375,385** | 633,993 |
| Prior years | **74,988** | 24,745 |
| Total incurred | **$ 450,373** | $ 658,738 |
| | | |
| Paid related to: | | |
| Current year | **212,147** | 262,546 |
| Prior years | **90,920** | 89,312 |
| Total paid | **$ 303,067** | $ 351,858 |
| | | |
| Net balance at December 31 | **1,204,664** | 1,057,358 |
| Plus reinsurance recoverables | **46,176** | 166,765 |
| Balance at December 31 | **$1,250,840** | $1,224,123 |

The liability for unpaid accident and health claims and claim adjustment expenses is included in Accident and Health Reserves and Unpaid Claims.  During the third quarter of 2001 the Company's reinsurance operations recorded reserve related adjustments to reflect the increase in workers compensation claims due to events of September 11th at the World Trade Center.

**21.**     Reconciliation to the Annual Statement

At December 31, 2002 and 2001, differences in amounts reported in the 2002 and 2001 Annual Statements, as revised, and amounts in the accompanying statutory-basis financial statements are due to the following:

|  | Net Income | Capital and Surplus |
|---|---|---|
| Amounts as reported in the | | |
| 2002 Annual Statement | $102,970,000 | $1,357,625,000 |
| Effects of CARVM accounting policy change | (24,579,000) | - |
| Amounts as reported in the accompanying | | |
| statutory-basis financial statements | 78,391,000 | 1,357,625,000 |

|  | Net Income | Capital and Surplus |
|---|---|---|
| Amounts as reported in the | | |
| 2001 Annual Statement | $(262,728,000) | $1,184,979,000 |
| Effects of codification accounting change | 52,000,000 | - |
| Effects of CARVM accounting policy change | 1,867,000 | 24,580,000 |
| Amounts as reported in the accompanying | | |
| statutory-basis financial statements | 208,861,000 | 1,209,559,000 |

## PART C
## OTHER INFORMATION

## Item 27     Exhibits

(a)     Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select★Life Variable Account. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)     Not Applicable.

(c)     (1)     Form of ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc.

            (2)     Amendment to Distribution Service Agreement dated March 7, 2002 by and between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

            (3)     Specimen Selling Agreements. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

            (4)     Form of Assignment of Broker/Dealer Agency Selling Agreement.

            (5)     Specimen ING America Equities, Inc. Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

            (6)     Schedules for Sales Commissions. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)     (1)     Form of Policy. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (2)     Accelerated Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (3)     Children's Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (4)     Additional Insured Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

            (5)     Insured's Cost of Living Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (6)     Waiver of Monthly Deduction Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (7)     Accidental Death Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (8)     Waiver of Specified Premium Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (9)     Term Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (10)     Extended Death Benefit Guarantee Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (11)     Policy Illustration. (Incorporated by reference to Pre-Effective Amendment No. 3 on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(e)     (1)     Revised Policy Application Form. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

            (2)     Supplement to Life Insurance Application. (Incorporated by reference to Post-Effective Amendment No. 3, File No. 333-92000, as filed on April 17, 2003.)

(f)     (1)     Amended Articles of Incorporation of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

            (2)     Amended By-Laws of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(g)     Not Applicable.

| (h) | (1) | (a) | Form of Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Post-Effective Amendment No. 11 on Form S-6, File No. 33-57244, as filed on March 31, 2000.) |
|---|---|---|---|
| | | (b) | Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.) |
| | | (c) | Form of Administrative Services Agreement by and between ReliaStar Life Insurance Company and A I M Advisors, Inc. (Incorporated by reference to Post-Effective Amendment No. 11 on Form S-6, File No. 33-57244, as filed on March 31, 2000.) |
| | (2) | (a) | Form of Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 on form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| | | (b) | Exhibit to Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 11 on Form S-6, File No. 33-57244, as filed on March 31, 2000.) |
| | | (c) | Form of Amendment to the Participation Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.) |
| | | (d) | Form of Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.) |
| | (3) | (a) | Form of Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, American Funds Insurance Series and Capital Research and Management Company. |
| | | (b) | Form of Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. |
| | (4) | (a) | Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.) |
| | | (b) | Form of Amendment No. 10 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Pre-Effective Amendment No. 1 on Form S-6, File No. 333-69431, as filed on April 5, 1999.) |
| | | (c) | Form of Amendments No. 11 and 12 to Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File Number 333-47094, as filed on September 29, 2000.) |
| | | (d) | Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and Fidelity Investments Institutional Operations Company and Distributors Corporation dated January 1, 1997. (Incorporated by reference to Initial Registration on Form S-6EL24, File No. 333-18517, as filed on March 31, 1997.) |
| | | (e) | Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.) |
| | | (f) | Form of Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on April 5, 1999.) |

(g)   Form of Amendments No. 10 and 11 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(5)   (a)   Participation Agreement between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(6)   (a)   Form of Participation Agreement among the GCG Trust, ReliaStar Life Insurance Company and Directed Services, Inc.

(7)   (a)   Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(b)   Amendment to Participation Agreement by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(c)   Amendment dated May 1, 2003 to Participation Agreement dated as of December 6, 2001 by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

(d)   Service Agreement between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(e)   Amendment dated May 1, 2003 to Shareholder Servicing Agreement dated as of December 6, 2001 by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

(8)   (a)   Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b)   Amendment to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(9)   (a)   Form of Participation Agreement by and between ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and Pilgrim Investment, Inc. (Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6, File No. 333-69431, as filed on March 30, 2001.)

(b)   Amendment to Participation Agreement dated as of August 30, 2002 by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 14 on Form N-6, File No. 33-69892, as filed on October 11, 2002.)

(c)   Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(d)   Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002 by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(10)  (a)   Form of Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6, File No. 33-69431, as filed on April 14, 2000.)

(b) Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post Effective Amendment No. 1 on Form S-6, File No. 69431, as filed on April 14, 2000.)

(c) Amendment, effective July 1, 2002 to Letter Agreement dated August 8, 1997 between Janus Capital Corporation (the "Adviser"), and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(d) Form of Service Agreement by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(11) (a) Form of Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b) Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6, File No. 333-69431, as filed on April 5, 1999.)

(c) Form of Service Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated ("NBMI"). (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(12) (a) Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b) Service Agreement by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(13) (a) Participation Agreement by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)

(14) (a) Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

Form of Amendments No. 3 and 4 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(i) Not Applicable.
(j) Not Applicable
(k) Opinion and Consent of Counsel.
(l) Not Applicable..
(m) Not Applicable.
(n) Consent of Independent Auditors.
(o) All financial statements are included in the Statement of Additional Information, as indicated therein.
(p) Not Applicable.
(q) Not Applicable.
(r) Powers of Attorney. (Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April10, 2003 for Variable Annuity Account C of ING Life Insurance and Annuity Company.)

## Item 28    Directors and Officers of the Depositor

| Name and Principal Business Address | Positions and Offices with Depositor |
| --- | --- |
| Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director, President and Chief Executive Officer |

| | |
|---|---|
| P. Randall Lowery, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director |
| Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director |
| Mark A. Tullis, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director |
| David Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Director |
| Allan Baker, 151 Farmington Avenue, Hartford, CT 06156 | Senior Vice President |
| Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President, Tax |
| Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President, Investments |
| Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Senior Vice President |
| Robert Francis, 6140 Stonehedge Mall Road, Suite. 375, Pleasanton, CA 94588 | Senior Vice President |
| James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401. | Senior Vice President |
| Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156 | Senior Vice President |
| Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380 | Senior Vice President |
| David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President and Treasurer |
| Cheryl L. Price, 5780 Powers Ferry Road, NW, Atlanta, GA 30327 | Vice President, Chief Financial Officer and Chief Accounting Officer |
| Carol S. Stern, 1501 M Street, N.W., Suite 430, Washington, DC 20005. | Vice President and Chief Compliance Officer |
| Craig Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401 | Vice President and Actuary |
| Pamela S. Anson, 2001 21$^{st}$ Avenue, N.W. Minot, ND 58703 | Vice President |
| Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |

## Item 29    Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003 for Variable Annuity Account C of ING Life Insurance and Annuity Company.

## Item 30    Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Minnesota, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

## Item 31    Principal Underwriters

(a)    *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Southland Life Insurance Company.

(b)    *Management of ING America Equities, Inc.*

| Name and Principal Business Address | Positions and Offices with Underwriter |
|---|---|
| David P. Wilken, 20 Washington Avenue South, Minneapolis, MN 55401 | Director, President and Chief Executive Officer |
| Daniel P. Mulheran, 20 Washington Avenue South, Minneapolis, MN 55401 | Director |
| Mark A. Smith, 2001 21st Avenue, N.W. Minot, ND 58703 | Director, Vice President |
| Anita F. Woods, 5780 Powers Ferry Road, Atlanta, GA 80203 | Financial Operations Officer and Chief Financial Officer |
| Beth G. Shanker, 1290 Broadway, Denver, CO 80203 | Chief Compliance Officer |

| | |
|---|---|
| Pamela S. Anson, 2001 21st Avenue, N.W. Minot, ND 58703 | Vice President |
| Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203 | Vice President |
| Frederick C. Litow, 5780 Powers Ferry Road, Atlanta, GA 80203 | Vice President and Assistant Treasurer |
| Renee E. McKenzie, 5780 Powers Ferry Road, Atlanta, GA 80203 | Vice President, Assistant Treasurer and Assistant Secretary |
| David S. Pendergrass, 5780 Powers Ferry Road, Atlanta, GA 80203 | Vice President and Treasurer |
| Deborah C. Hancock, 1290 Broadway, Denver, CO 80203 | Assistant Vice President |
| Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401 | Secretary |
| Eric G. Banta, 1290 Broadway, Denver, CO 80203 | Assistant Secretary |

(c)      *Compensation From the Registrant.*

| (1)<br><br><br><br>Name of Principal Underwriter | (2)<br>2002 Net Underwriting Discounts and Commissions | (3)<br>Compensation on Events Occasioning the Deduction of a Deferred Sales Load | (4)<br><br><br>Brokerage Commissions | (5)<br><br><br>Other Compensation* |
|---|---|---|---|---|
| ING America Equities, Inc. | | | | $50,355,543 |

*      Includes payments to agents/registered representatives, broker/dealers, and regional managers/brokerage general agents and payments to Washington Square Securities, Inc. as a distribution allowance.

## Item 32      Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

## Item 33      Management Services

None.

## Item 34      Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act, the Registrant, Select ★Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 5 to this Registration Statement on Form N-6 (File No. 333-69431) to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 17th day of April, 2003.


SELECT★LIFE VARIABLE ACCOUNT
*(Registrant)*


By: RELIASTAR LIFE INSURANCE COMPANY
*(Depositor)*


By:   <u>Keith Gubbay*</u>
President
(principal executive officer)


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 has been signed below by the following persons in the capacities indicated and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| <u>Keith Gubbay*</u><br>Keith Gubbay | Director and President<br>(principal executive officer) | |
| <u>Thomas J. McInerney*</u><br>Thomas J. McInerney | Director | |
| <u>Randy Lowery*</u><br>P. Randall Lowery | Director | April 17, 2003 |
| <u>Mark A. Tullis*</u><br>Mark A. Tullis | Director | |
| <u>             </u><br>David Wheat | Director | |
| <u>Cheryl L. Price*</u><br>Cheryl L. Price | Chief Financial Officer and Chief Accounting Officer<br>(principal financial and accounting officer) | |

By:   <u>/s/ J. Neil McMurdie</u>
      J. Neil McMurdie
      *Attorney-in-Fact

**SELECT★LIFE VARIABLE ACCOUNT**
**EXHIBIT INDEX**

| Exhibit No. | Exhibit | |
|---|---|---|
| 27-(c)(1) | Form of ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. | _______________ |
| 27-(c)(4) | Form of Assignment of Broker/Dealer Agency Selling Agreement | _______________ |
| 27-(h)(3)(a) | Form of Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, American Funds Insurance Series and Capital Research and Management Company. | _______________ |
| 27-(h)(3)(b) | Form of Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. | _______________ |
| 27-(h)(6)(a) | Form of Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. | _______________ |
| 27-(k) | Opinion and Consent of Counsel | _______________ |
| 27-(n) | Consent of Independent Auditors - Ernst & Young LLP | _______________ |